As filed with the Securities and Exchange Commission on August 26, 2004
Registration No. 333-117312

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Valley Bancorp

(Name of small business issuer in its charter)

Nevada	6712	88-0493760
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

3500 W. Sahara Avenue, Las Vegas, Nevada 89102 (702) 221-8600

(Address and telephone number of principal executive offices and principal place of business)

Barry L. Hulin President and Chief Executive Officer
Copies of communications to: Stephen M. Klein, Esq. William E. Bartholdt, Esq. Graham & Dunn PC Pier 70, Suite 300 2801 Alaskan Way Seattle, Washington 98121-1128	3500 W. Sahara Avenue Las Vegas, Nevada 89102 (702) 221-8600 (Name, address, and telephone number of agent for service)	Copies of communications to: Craig D. Miller, Esq. Manatt, Phelps & Phillips, LLP 1001 Page Mill Road Building 2 Palo Alto, CA 94304

     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities Being Registered	Price(1)	Fee(2)

Common Stock	$17,250,000	$2,185.58

(1)	Estimated solely for purpose of determining registration fee pursuant to Rule 457(o).
(2)	Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                     , 2004

PRELIMINARY PROSPECTUS

834,000 Shares

Common Stock

          We are Valley Bancorp, a bank holding company based in Las Vegas, Nevada. We are offering 834,000 shares of our common stock in this firm commitment public underwritten offering. We anticipate that the public offering price will be between $17.00 and $19.00 per share.

          There is currently no public market for our shares. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the trading symbol “VLLY.”

            See “Risk Factors” beginning on page 8 for a discussion of factors that you should consider before you make your investment decision.

	Per Share	Total

Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us(2)	$	$

(1)	A discount of $ per share (or $ in total) will be paid on up to 200,000 shares to be reserved for purchase by our directors, executive officers and existing shareholders. See “Underwriting.”

(2)	This amount is the total before deducting legal, accounting, printing, and other offering expenses payable by us, which are estimated at $543,000.

      The underwriter may also purchase up to 125,100 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

      The underwriter expects to deliver the shares against payment in New York, New York on or about                     , 2004, subject to customary closing conditions.

Sandler O’Neill & Partners, L.P.

The date of this prospectus is                     , 2004

Demographic Charts

Asset/ Net Loans Chart

	2000	2001	2002	2003	2004 1H

		(Dollars in millions)
Assets	$90.6	$105.5	$152.4	$186.9	$227.0
Net Loans	64.6	92.2	113.1	133.6	173.5

Text Accompanying Chart:

•	$227 million of Assets and $174 million of Net Loans (at 6/30/04)

•	3-Year Compounded Annual Growth Rate:

•	Assets: 27%

•	Net Loans: 27%

•	2004 Year-To-Date Growth:

•	Assets: 21%

•	Net Loans: 30%

Deposits Chart

	2000	2001	2002	2003	2004 1H

		(Dollars in millions)
Deposits	$79.9	$93.9	$140.0	$169.8	$208.6
Non-Interest Bearing/ Total	6.66%	9.50%	10.43%	15.81%	21.59%

Text Accompanying Chart:

•	$209 million of Deposits (at 6/30/04)

•	3-Year Compounded Annual Growth Rate: 29%

•	2004 Year-To-Date Growth: 23%

•	Non-interest demand accounts have grown from 6.66% in 2000 to 21.59% of deposits at June 30, 2004.

Efficiency Ratio

	1999	2000	2001	2002	2003	2004 1H

Efficiency Ratio	129.5%	76.8%	74.5%	68.0%	64.8%	51.4%

Text Accompanying Chart:

•	Achieved an efficiency ratio of 51.4% for the six months ended June 30, 2004.

•	Our long-term goal is to maintain our efficiency ratio at 60% or less while we continue to grow.

Market Area

	1990	2000	2001	2002	2003

Hotel Rooms	73,730	124,270	126,610	126,787	130,482
Population/ Hotel Rooms	10.81	11.50	11.83	12.45	12.58

Text Accompanying Chart:

•	The number of hotel rooms in Las Vegas has grown by 285% since 1990 while the population has grown 354% over the same period.

•	Population/hotel rooms continues to trend upward.

      You should rely only on the information contained in this prospectus. We and the underwriter have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      Information contained on our website is not part of this prospectus.

      Until                     , 2004, all dealers that effect transactions of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

      This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider. You should read the following summary together with the more detailed information set out in this prospectus, including the “Risk Factors” section beginning on page 8 and our financial statements and notes to those financial statements that appear elsewhere in this prospectus.

      Unless we indicate otherwise, all share, per share and financial information in this prospectus:

•	assumes a public offering price of $18.00 per share, which is the mid-point of the range indicated on the front cover of this prospectus;

•	does not give effect to the use of proceeds of the offering;

•	assumes no exercise of the underwriter’s option to purchase any of the additional 125,100 shares of our common stock subject to that option; and

•	has been retroactively adjusted to reflect common stock splits of Valley Bank (5-for-4 split, effective February 14, 2000) and of Valley Bancorp (11-for-10 split, effective January 31, 2002).

Valley Bancorp

      Valley Bancorp is a Nevada state-chartered bank holding company formed in mid-2001. We operate through Valley Bank, a Nevada state chartered bank that commenced operations in October 1998 with the mission of providing community banking services to Las Vegas and its neighboring suburbs. We provide a variety of lending and deposit products and services, focusing primarily on commercial construction and commercial real estate loans to small and medium size businesses and developers located in and around the Las Vegas, Nevada area. Valley Bank has three branches, including one in Las Vegas, one in Henderson, Nevada, a suburb of Las Vegas, and one in Pahrump, Nevada, which is 60 miles west of Las Vegas. We focus our banking business in two counties, Clark County, which includes Las Vegas and Henderson, and Nye County, where our Pahrump branch is located. We maintain a website at www.vbnv.com. Our address is 3500 W. Sahara Avenue, Las Vegas, Nevada 89102, and our telephone number is (702) 221-8600.

      At June 30, 2004, we had consolidated assets of $227.0 million, net loans of $173.5 million, deposits of $208.6 million, and stockholders’ equity of $17.2 million.

      Since December 31, 2000, we have achieved strong growth. Specifically, we have:

•	increased our total assets from $90.6 million to $186.9 million at December 31, 2003, a three year compound annual growth rate of approximately 27%;

•	increased total assets to $227.0 million, or approximately 21%, from December 31, 2003 to June 30, 2004;

•	increased net loans from $64.6 million to $133.8 million at December 31, 2003, a three year compound annual growth rate of approximately 27%;

•	increased net loans to $173.5 million, or approximately 30%, from December 31, 2003 to June 30, 2004;

•	increased total deposits from $79.9 million to $169.8 million at December 31, 2003, a three year compound annual growth rate of approximately 29%; and

•	increased total deposits to $208.6 million, or approximately 23%, from December 31, 2003 to June 30, 2004.

Our Market Area

      We operate in the burgeoning communities in and around Las Vegas, Nevada. Specifically, we serve commercial and consumer customers throughout our primary market area of Clark and Nye Counties in

Southern Nevada. Clark County is one of the fastest growing areas in the United States. Between 1990 and 2000, Clark County’s population grew by 85.5%. Although smaller in size, Nye County also experienced substantial population growth between 1990 and 2000. The dramatic increase in population in Clark and Nye Counties has been fueled by a rise in economic opportunities available in Southern Nevada. Complementing the region’s expanding employment opportunities has been the availability of relatively affordable housing.

      Strong economic growth in our primary market area has brought about an accompanying need for infrastructure. In addition to schools, growth in population has created a need for all types of retail services, providing significant commercial lending opportunities. Deposit growth has also followed population growth. Clark County saw deposits grow from $10 billion to $24 billion between June 1998 and June 2003, according to the FDIC. Consequently, we have been well positioned to capture some of this deposit growth.

Our Business Activities

      We provide banking and other financial services throughout our primary market area to small and medium size businesses, with annual revenues ranging from $1 million to $100 million. Many of these small and medium size businesses comprise the infrastructure developing in and around Las Vegas to service the growing population. We also provide a broad range of deposit services and products, including personal checking and savings accounts and other banking products, including electronic banking, to consumers.

Lending Activities

      We originate a variety of loans, including secured and unsecured commercial and real estate business loans, construction loans and land loans. Loans are generally structured according to purpose and collateral providing support to the credit.

      Through Valley Bank, we concentrate our lending activities in the following principal areas:

•	Commercial real estate loans. At June 30, 2004, our commercial real estate loan portfolio, which includes commercial and industrial loans secured by real estate, totaled $94.8 million, or 53.8% of our total loan portfolio.

•	Commercial and industrial loans. At June 30, 2004, our commercial and industrial loan portfolio totaled $31.7 million, or 18.0% of our total loan portfolio. Most of these loans are secured by collateral other than real estate.

•	Construction and land development loans. At June 30, 2004, our construction and land development portfolio totaled $28.7 million, or 16.3% of our total loan portfolio.

•	Raw land. At June 30, 2004, our raw land loan portfolio totaled $15.4 million, or 8.7% of our total loan portfolio.

Deposit Activities

      Through our branches in Las Vegas, Henderson and Pahrump, Nevada, we provide a wide array of deposit products. We offer regular checking, savings, NOW and money market deposit accounts; fixed-rate, fixed maturity retail certificates of deposit ranging in terms from 30 days to five years; individual retirement accounts and non-retail certificates of deposit consisting of jumbo (generally greater than or equal to $100,000) certificates.

      At June 30, 2004, our deposit portfolio was comprised of 21.6% non-interest bearing deposits, as compared to 15.8% at December 31, 2003 and 10.4% at December 31, 2002. We intend to continue our efforts to attract deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin.

Our Management

      We have assembled a senior management team with depth and breadth of experience in the financial services industry. All members of our senior management team have been with Valley Bank since its organization in 1998. Our management team is comprised of:

•	Barry Hulin, President and Chief Executive Officer;

•	Dick Holtzclaw, Executive Vice President and Chief Financial Officer;

•	Steve Gilbert, Executive Vice President and Chief Credit Officer; and

•	Sue Garland, Vice President, Operations.

Our Strategy

      Our goal is to become a premier commercial bank for the long-term benefit of our shareholders, customers and employees by increasing shareholder value and providing high-quality customer service. From December 1998 to December 2003, we have grown from total assets of $10.3 million to total assets of $186.9 million, while improving our efficiency ratio from 250% to 65%. Over the next five years, we have targeted an annual return on average assets of at least 1%, a double-digit return on average equity and an efficiency ratio of 60% or less. In addition, we intend to manage our net interest margin to a target of 5%. In order to achieve these targets, our goal is to grow our assets approximately 25% and our loan portfolio approximately 20% annually.

      We intend to achieve these results by expanding our business with disciplined execution. Accordingly, we have designed the following principal operating strategy to continue our asset and earnings growth:

Expanding Our Business

•	Maintain and increase our customer base by positioning the bank as a premier commercial bank in Southern Nevada.

•	Continue to grow our lending activities.

•	Develop a retail franchise by capitalizing on our commercial lending franchise.

Disciplined Execution

•	Maintain high credit quality.

•	Maintain pricing discipline.

•	Focus on efficiency.

      For a more complete description of our business strategy, see “Business — Our Strategy.”

The Offering

Common stock offered	834,000 Shares(1)

Common stock to be outstanding immediately after the offering	2,559,478 Shares(2)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $13.6 million and $15.7 million if the over-allotment is exercised by the underwriter, based on an assumed price of $18.00 per share (which is the midpoint of the range indicated on the front of this prospectus). We expect that we will retain approximately $1 million to $2 million of the net proceeds, and contribute the remainder to Valley Bank to increase its capital to support further growth in our loan portfolio, possible branch expansion and for general corporate purposes. Our use of proceeds is more fully described under “Use Of Proceeds.”

Dividend policy	To date we have never paid a cash dividend as we have used our current and retained earnings to capitalize our continued growth. We do not foresee any circumstances in the immediate future in which we would consider paying a cash dividend on our common stock. See “Trading History And Dividend Policy” for more information.

Nasdaq National Market symbol	We have applied to have our common stock listed for quotation on the Nasdaq National Market System under the symbol “VLLY.”

(1)	The number of shares of our common stock offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 125,100 shares.

(2)	The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on June 30, 2004 and excludes 250,000 shares of common stock issuable upon the exercise of stock options outstanding at June 30, 2004.

Risk Factors

      See “Risk Factors” beginning on page 8 for a description of material risks related to an investment in our common stock.

Valley Bancorp’s Summary Consolidated Financial Information

      You should read the summary consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the financial condition data as of December 31, 2003 and 2002 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2000 and 1999 and the financial condition data as of December 31, 2001, 2000 and 1999 have been derived from our audited financial statements that are not included in this prospectus.

      During the year ended December 31, 2001, shareholders of Valley Bank exchanged their common stock in Valley Bank for common stock in the newly formed holding company, Valley Bancorp. The transaction was accounted for based on historical carrying amounts. The consolidated financial statements include the accounts of Valley Bancorp and its wholly owned subsidiary, Valley Bank. Year end data for 1999 and 2000 reflect financial data for Valley Bank.

      Our consolidated financial information for the six-month periods ended June 30, 2004 and 2003 is derived from our unaudited consolidated financial statements, which, in the opinion of management, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of future results and results for the six-month period ended June 30, 2004 are not necessarily indicative of our expected results for the full year ending December 31, 2004.

	At or For the Six Months
	Ended June 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999(1)

	(Unaudited)

	(Dollars in thousands, except per share data)
Financial Condition Data:
Total assets	$227,015	$168,046	$186,916	$152,372	$105,476	$90,609	$39,202
Total earning assets	216,664	161,174	178,104	144,870	99,986	85,278	35,654
Loans, net	173,527	129,916	133,795	113,079	92,172	64,603	29,892
Securities (all available for sale)	12,759	13,118	19,006	3,029	728	3,390	3,035
Interest-bearing deposits at other financial institutions	10,828	8,917	14,865	8,110	2,674	2,173	1,093
Federal funds sold	17,610	7,660	8,875	19,430	3,465	14,390	1,375
Deposits	208,632	151,720	169,798	140,036	93,949	79,860	32,531
Total liabilities	209,850	153,007	170,919	141,136	94,438	80,261	32,712
Total stockholders’ equity	17,165	15,039	15,997	11,236	11,038	10,348	6,490
Statement of Operations Data:
Interest income	$6,062	$4,807	$10,006	$8,602	$7,968	$5,582	$1,926
Interest expense	1,312	1,662	2,992	3,250	3,907	3,086	858

Net interest income	4,750	3,145	7,014	5,352	4,061	2,496	1,068
Provision for loan losses	386	193	478	1,596	340	464	233

Net interest income after provision for loan losses	4,364	2,952	6,536	3,756	3,721	2,032	835
Noninterest income	162	125	296	210	218	90	25
Noninterest expenses	2,532	2,290	4,725	3,772	3,186	1,985	1,415

Income (loss) before income tax expense (benefit)	1,994	787	2,107	194	753	137	(555)
Income tax expense (benefit)	681	247	708	72	96	(117)	0

Net income (loss)	$1,313	$540	$1,399	$122	$657	$254	$(555)

	At or For the Six Months
	Ended June 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999(1)

	(Unaudited)

	(Dollars in thousands, except per share data)
Per Share Data:
Earnings (loss) per share — Basic	$0.76	$0.34	$0.84	$0.09	$0.46	$0.20	$(0.54)
Earnings (loss) per share — Diluted	0.74	0.33	0.81	0.08	0.45	0.20	(0.54)
Book value per share	$9.95	$8.76	$9.27	$7.81	$7.72	$7.25	$6.34
Weighted average shares outstanding — Basic	1,725,478	1,594,577	1,659,750	1,432,871	1,428,516	1,245,656	1,023,580
Weighted average shares outstanding — Diluted	1,785,502	1,648,802	1,716,744	1,457,035	1,461,400	1,268,966	1,023,580
Common shares outstanding	1,725,478	1,715,878	1,725,478	1,438,130	1,429,880	1,427,130	1,024,051
Performance Ratios and Other Data:
Return on average assets(2)	1.23%	0.65%	0.81%	0.09%	0.66%	0.40%	(2.11)%
Return on average stockholders’ equity(2)	15.79%	8.51%	9.92%	1.09%	6.12%	3.09%	(8.27)%
Equity to assets — average balances	7.81%	7.66%	8.11%	8.68%	10.76%	12.81%	25.47%
Interest rate spread(2)(3)	4.37%	3.65%	3.92%	3.94%	3.64%	3.37%	2.99%
Net interest margin(2)(4)	4.70%	4.00%	4.24%	4.35%	4.31%	4.14%	4.36%
Efficiency ratio(5)	51.59%	70.03%	64.80%	68.03%	74.46%	76.76%	129.49%
Average earning assets to interest-bearing liabilities	125.57%	116.17%	118.36%	115.70%	116.15%	115.12%	139.11%
Loan originations — gross	$86,383	$41,981	$84,016	$55,715	$62,781	$58,877	$40,933
Asset Quality Ratios:
Non-performing loans to total loans(6)	0.00%	0.58%	0.59%	0.47%	2.58%	0.99%	0.00%
Non-performing assets total assets(7)	0.00%	0.59%	0.55%	0.35%	2.86%	0.70%	0.00%
Net charge-offs to average loans	0.01%	0.16%	0.11%	1.27%	0.14%	0.00%	0.00%
Allowance for loan losses to non-performing loans	N/A	173.42%	194.52%	227.99%	39.77%	113.34%	N/A
Allowance for loan losses to total loans at end of period	1.11%	1.00%	1.15%	1.07%	1.02%	1.11%	0.86%
Capital Ratios:
Tier 1 leverage capital to average assets(8)	7.69%	8.67%	8.59%	7.66%	10.24%	12.50%	17.18%
Tier 1 capital to risk weighted assets(8)	8.76%	10.50%	10.67%	9.00%	11.33%	13.54%	17.71%
Total capital to risk weighted assets(8)	9.74%	11.42%	11.72%	9.99%	12.31%	14.49%	18.42%

(1)	Valley Bank data only. The holding company reorganization was completed on May 1, 2001.

(2)	Annualized for the six-month periods ended June 30, 2004 and 2003.

(3)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average rate paid on interest-bearing liabilities.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income, excluding gains on sales of securities.

(6)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in nonaccrual status.

(7)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in nonaccrual status plus other real estate owned.

(8)	Tier 1 leverage (or core) capital are computed as a percentage of average total assets. Risk-based capital is computed as a percentage of risk-weighted assets.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. We describe below the material risks and uncertainties that affect our business and the shares offered through this prospectus. Before making an investment decision, you should carefully consider all of these risks and all other information contained in this prospectus. If any of these risks were to happen, either by themselves or in some combination, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Risks Relating to Our Business

Our primary market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could hurt our business and our prospects.

      Our business is concentrated in the Las Vegas, Nevada area. The economy of the Las Vegas metropolitan area is unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the tourism or gaming industry will adversely impact the Las Vegas economy.

      Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign. Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. A terrorist act, or the mere threat of a terrorist act, may adversely affect the Las Vegas economy and may cause substantial harm to our business.

      A deterioration in economic conditions generally, and a slowdown in gaming and tourism activities in particular, could result in the following consequences, any of which could adversely affect our business, financial condition, results of operations and prospects:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for our products and services may decline; and

•	Collateral for loans made by us may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans.

We have a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt our business and our prospects.

      At June 30, 2004, 81.3% of our loan portfolio was comprised of loans secured by real estate. Of the loans secured by real estate, approximately:

•	11% are secured by raw land;

•	66% are commercial real estate loans and commercial and industrial loans secured by real estate;

•	20% are construction and/or land development loans; and

•	3% are other real estate loans.

      These real estate-secured loans are concentrated in the Clark County, Nevada, area, which includes Las Vegas. A downturn in the local economy could have both a material adverse effect on a borrower’s ability to repay these loans, as well as the value of the real property held as collateral.

      In addition, land values in Nevada are influenced by the amount of land sold by the federal Bureau of Land Management, which controls 67% of Nevada’s land, according to the Nevada State Office of the Bureau of Land Management. Changes to the federal Bureau of Land Management distribution policies on Nevada land, including increasing the amount of land available for sale each year, could depress the value of Nevada real estate. As a result, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

We may not be able to successfully implement our plans for growth, which could adversely affect our future operations.

      We have grown substantially, from $39.2 million in total assets and $32.5 million in total deposits at December 31, 1999, to $227.0 million in total assets and $208.6 million in total deposits at June 30, 2004. We expect to continue to grow our assets, deposits, the number of our clients, and the scale of our operations generally, including our expectation that we will open additional branch locations. Our future success will depend in part on our continued ability to manage our growth. We can give no assurance that we will be able to sustain our historical growth rates, be able to grow at all or successfully manage any growth.

      Our business strategy involves, among other things, continued growth of our assets and loan portfolio; the opening of new branches to increase our retail presence in our market area; the recruitment of experienced commercial bankers and other key employees; the increase of our customer base; and the effective leveraging of our capital, each with the overriding objective of growing our business. We intend to use the funds received in this offering to help us achieve this objective. Our ability to continue to grow depends, in part, upon our ability to identify favorable loan and investment opportunities, open new branch locations and successfully attract deposits to existing and new branches. There can be no assurance that our management will be able to effectively deploy the funds received in this offering to implement our business strategy, and we may encounter unanticipated obstacles in implementing our strategy. If we are unable to expand our business, as we anticipate, we may be unable to realize any benefit from the investments we have made to support our future growth. If this occurs, we may not be able to achieve or maintain profitability.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.

      We believe that we have built our management team and personnel, and established an infrastructure, to support our future growth. Our future success will depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. We may not be able to successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches. Thus, we cannot assure you that our growth strategy will not place a strain on our administrative and operational infrastructure. Additionally, some strain may be put on our management resources as we become a public reporting company under the federal securities laws and our stock becomes more widely held and listed on Nasdaq.

      If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

Our business would be harmed if we lost the services of any of our senior management team.

      We believe that our success to date and our prospects for success in the future are substantially dependent on our senior management team, which includes Barry Hulin, our President and Chief Executive Officer, Dick Holtzclaw, our Chief Financial Officer, and Steve Gilbert, our Chief Credit Officer. We also believe that our success is dependent on retaining our key senior business development officers. The loss of the services of any of these persons, particularly Mr. Hulin, could have an adverse effect on our business. We have entered into an employment agreement with Mr. Hulin, but we have not entered into employment agreements with the other members of our senior management team or senior business development officers. In light of the relatively small number of persons involved in the Las Vegas area banking industry, we could have difficulty replacing any of our senior management team or senior business development officers with equally competent persons who are also familiar with our market area.

Our growth could be hindered unless we are able to recruit additional, qualified employees.

      The Las Vegas area is experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated executives and employees at every level, and, in particular, experienced loan originators and branch managers. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.

There is intense competition in our market area, and we cannot assure you that we will be able to successfully compete.

      Commercial banking in Clark County, including Las Vegas, is a highly competitive business. Increased competition in our market may result in reduced loans and deposits. Valley Bank competes for loans and deposits with other commercial banks, savings and loan associations, credit unions and finance companies operating in the Las Vegas area and elsewhere in Nevada. Valley Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, other financial institutions and out-of-state financial intermediaries, some of which are not subject to the same degree of regulation and restriction as Valley Bank and some of which have financial resources greater than those of Valley Bank. Areas of competition include interest rates for loans and deposits and efforts to obtain loan and deposit customers. Technological advances continue to contribute to greater competition in domestic and international products and services. Ultimately, we may not be able to compete successfully against current and future competitors.

Fluctuating interest rates can adversely affect our profitability.

      Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-earning liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We cannot assure you that we can minimize our interest rate risk. In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business and prospects.

An expansion of permissible gaming activities in other states, particularly in California, may lead to a decline in gaming revenue in Las Vegas, which could hurt our business and our prospects.

      Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the Las Vegas area. This is particularly true of gaming operations in California, a state from which Nevada generally, and Las Vegas in particular, draw substantial year-round clientele. Agreements negotiated between the State of California and certain Indian tribes as well as other proposals currently under consideration in California may result in substantial additional growth in casinos throughout the state. In addition, other California legislative proposals could permit an expansion of gaming activities allowed in card clubs, including the addition of slot machines. A dramatic growth in casino gaming in California or other states could have a substantial adverse effect on gaming revenue in Nevada, including the Las Vegas area, which would adversely affect the Las Vegas economy and our business.

Our allowance for loan losses may not be adequate to cover actual losses.

      A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse affect on our business. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business. For the fiscal year ended December 31, 2002, our net income was adversely affected when we substantially increased our allowance for loan losses through a $1.3 million provision for loan loss relating to a charge-off for one loan in June, 2002. At June 30, 2004, we had 65 loans in excess of $1 million each, totaling $111.4 million, or 63.2% of our loan portfolio. Our net income would be adversely affected if we had to make a provision for loan losses for any of our loans, but in particular, for these larger loans in our portfolio.

      Our allowance for loan losses is based on our prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. In particular, our loan portfolio is not seasoned, with more than 79% of our total loans originated after 2001. Accordingly, our loan portfolio does not provide a significant payment history pattern with which to judge future collectibility. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. We cannot assure you that we will not increase the allowance for loan losses further or that regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our business and prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

      About 81% of our outstanding loan portfolio at June 30, 2004 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects.

Risks Related to the Offering

There has been no prior active market for our common stock and our stock price may trade below the public offering price.

      Prior to this offering, there has been no public market for our common stock. The offering price for our common stock in this offering will be determined by negotiations between us and the underwriter. Among the factors to be considered in determining the offering price of our common stock, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market value of companies in our industry. The public offering price of our common stock may bear no relationship to the price at which our common stock will trade upon completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

You will experience substantial dilution in the value of your shares immediately following this offering.

      Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by existing shareholders who acquired shares prior to this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $5.99 per share, assuming an initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus). If the holders of outstanding stock options exercise those options, you will incur further dilution. For more information, see “Dilution.”

We cannot be sure that an active public trading market will develop or be maintained.

      We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “VLLY.” However, there can be no assurance that an established and liquid market for our common stock will develop on Nasdaq, or that a market will continue if one does develop. Sandler O’Neill has advised us that it intends to make a market in our common stock and assist us in obtaining additional market makers for our common stock. However, you should be aware that neither the underwriter nor any other market maker is obligated to make a market in such shares, and any such market making may be discontinued at any time in the sole discretion of each market maker making such market. In addition, we estimate that following this offering, approximately 25.35% of our outstanding common stock will be owned by our executive officers and directors. The substantial amount of common stock that is owned by our executive officers and directors may adversely affect the development of an active and liquid trading market.

Cash dividends on the shares you acquire in this offering are unlikely.

      We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our business.

      Our ability to pay dividends in the future will depend primarily upon the earnings of Valley Bank and its ability to pay dividends to Valley Bancorp. Since we are a holding company with no significant assets other than Valley Bank, we depend upon dividends from Valley Bank for all of our revenue and for the payment of our expenses, if any. Valley Bank’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority and limitations of the Federal Deposit Insurance Corporation ( the “FDIC”) and the Nevada Department of Financial Institutions.

Our principal shareholders, executive officers and directors will retain substantial control over our business after the offering and may make decisions that are not in the best interests of all shareholders

      Upon completion of this offering, our executive officers, directors and greater than 5% shareholders, and their affiliates, will, in the aggregate, beneficially own approximately 33.6% of our outstanding common stock (as compared to approximately 52.3% currently). As a result, such persons, if they were to act together, would have the ability to substantially influence all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets, and to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other shareholders.

After an initial period of restriction, there will be a significant number of shares of our common stock available for future sale, which may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or even the perception that such sales could occur. We have agreed not to, and our directors, executive officers and principal shareholders have also agreed not to, offer or sell any of our shares of common stock for 180 days following the date of this prospectus. Notwithstanding these “lock-up” arrangements, our officers and directors and principal shareholders (greater than 5% owners) will own approximately 862,718 shares after completion of this offering, or 30.04% of our outstanding common stock if the underwriter exercises its over-allotment option in full. Sales of these shares may adversely affect the price of our common stock and the market for our common stock. While there are regulations regarding the sale of shares by insiders, we do not control their decisions to sell shares or the timing of their sales. See “Shares Eligible For Future Sale.”

Provisions in our articles of incorporation, bylaws and agreements with our executive officers may limit the ability of another party to acquire us.

      Various provisions of our articles of incorporation, by-laws and agreements with our executive officers could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on the board of directors more difficult to establish. In addition, our articles of incorporation authorize preferred stock by action of the Board of Directors alone, thus without obtaining shareholder approval. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

      Our bylaws provide that our board of directors is divided into three classes of directors serving staggered terms of office, with one class of directors elected each year for a three year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the directors are elected in any given year.

      Our employment and change-in-control severance agreements with our executive officers require payments to be made to our executive officers in the event of a change in control of us or our bank. These provisions could delay, defer or prevent a change in control of us, or could discourage bids at a premium over the market price of the common stock, because of the costs associated with paying these change in control payments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements, which are not historical facts, but rather predictions. These statements may include statements regarding projected performance for periods following the completion of this offering. These statements can generally be identified by use of phrases such as “believe,” “expect,” “will,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” or other words of similar import. Similarly, statements that describe our future financial condition, results of operations, objectives, strategies, plans, goals or future performance and business are also forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to, those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from our goals, objectives, intentions, expectations and other forward-looking statements:

•	changes in general economic conditions, either nationally or locally in the areas in which we conduct or will conduct our business;

•	inflation, interest rate, market and monetary fluctuations;

•	changes in consumer spending habits and savings habits;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	lower net income from operations;

•	loss of more business or customers than we expect, or operating costs higher than we expect;

•	ability to successfully grow our business in Nevada;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	technological changes; and

•	regulatory or judicial proceedings.

      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

      You should read this prospectus and the documents that we reference in this prospectus and that are filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to release publicly our revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

      Our net proceeds from the sale of our shares are expected to be $13.6 million (or $15.7 million if the underwriter’s over-allotment option is exercised in full) assuming an initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriter’s discounts and estimated offering expenses.

      We will use the net proceeds of this offering primarily to support the continued growth of our business operations and for general corporate purposes. We expect that we will retain approximately $1 million to $2 million of the net proceeds, and contribute the remainder to Valley Bank. Valley Bank intends to use the additional capital to:

•	Support continued loan growth;

•	Buy back portions of loans which Valley Bank had participated to other financial institutions because of limits on its lending capacity;

•	Hire new, qualified personnel to facilitate growth in our loan portfolio; and

•	Expand our banking franchise in the Las Vegas metropolitan area by opening new branch offices and possibly through selective acquisitions. (We have no present understanding or agreement or definitive plans concerning any specific acquisitions.)

      Prior to our deployment of the net proceeds as described above, we intend to place the proceeds of the offering into investments that are consistent with our investment policy.

      The board of directors of Valley Bancorp determined to proceed with this offering at its meeting on April 28, 2004. Based on the asset growth that Valley Bancorp has experienced since mid-2003 and the perceived strength of the local economy, the board instructed Valley Bancorp’s management in March 2004 to make a recommendation on how to best fund recent and anticipated growth. Management, after consulting with Valley Bancorp’s financial advisors, determined that the issuance of additional shares of common stock, as opposed to some form of borrowing, was a preferable long-term strategy to fund growth and maintain appropriate capital ratios for bank regulatory purposes.

TRADING HISTORY AND DIVIDEND POLICY

      Prior to this offering, there has been no public market for our common stock. Trades that have occurred cannot be characterized as amounting to an active market. Our shares have been traded by individuals on a personal basis and have not been listed on any exchange or traded on the over-the-counter market.

      We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “VLLY.” However, there can be no assurance that an established and liquid market for our common stock will develop on Nasdaq. Sandler O’Neill has advised us that it intends to make a market in our common stock and assist us in obtaining additional market makers for our common stock. However, neither Sandler O’Neill nor any other market maker is obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of each market maker making such market.

      Set forth below are the number of our shares traded and the prices at which they were sold during the periods indicated. Due to the limited information available, the following price information may not accurately reflect the actual market value of our shares. The following data includes purchases and sales between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no price information.

Period	Number of Shares Traded	Price

2002	550	$10.00
2003	3,187	$12.50
2004 (through 8/17/04)	-0-	N/A

      As of June 30, 2004, we had 256 shareholders of record.

      We have never paid a cash dividend on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any earnings to help fund the growth of Valley Bank. We cannot predict when such dividends, if any, will ever be paid. The payment of dividends, if any, will at all times be subject to the discretion of our board of directors and the ability of Valley Bank to pay dividends to Valley Bancorp, as well as restrictions contained in the Nevada Revised Statutes.

      Valley Bancorp is a legal entity separate and distinct from Valley Bank. Since we are a holding company with no significant assets other than Valley Bank, we depend upon dividends from Valley Bank for our revenue. Accordingly, our ability to pay dividends depends upon the receipt of dividends or other capital distributions from Valley Bank. Valley Bank’s ability to pay dividends to Valley Bancorp is subject to, among other things Valley Bank’s financial condition and federal and state regulatory limitations.

      Under Nevada law, a corporation cannot pay a dividend if, after giving effect to the dividend, (i) the corporation would not be able to pay its debts as they come due, or (ii) the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the dissolution rights of any preferred shareholders.

      In addition to federal regulatory limitations on Valley Bank’s ability to pay dividends to Valley Bancorp, Nevada law provides that a Nevada bank may not declare or pay a dividend if the effect of the payment of such dividend would be to reduce the stockholders’ equity of the bank to a level below (i) the initial stockholders’ equity of the bank, or (ii) 6% of the total deposit liability of the bank, as determined by the Commissioner of Financial Institutions Division for the State of Nevada.

PURCHASE INTENTIONS OF OUR DIRECTORS, EXECUTIVE OFFICERS AND

PRINCIPAL SHAREHOLDERS

      At June 30, 2004, our directors, executive officers and principal shareholders (greater than 5% owners) beneficially owned 907,414 shares of common stock, or 52.33% of the total shares outstanding on that date (including, with respect to directors and officers, stock options exercisable within 60 days of June 30, 2004). Our directors and executive officers have indicated that they intend to purchase, in the aggregate, approximately $755,480 of shares in this offering (41,971 shares, based on an assumed offering price of $18.00 per share, which is the mid point of the range indicated on the front of this prospectus). Assuming they purchase this number of shares, they will beneficially own 651,885 shares, or 25.35% of the shares outstanding. If the underwriter exercises its over-allotment option in full, the directors and executive officers will own 651,885 shares, or 22.70% of the shares outstanding. In both instances shares beneficially owned by our directors and executive officers includes stock options exercisable within 60 days of June 30, 2004. Our principal shareholders have indicated that they intend to purchase approximately $600,000 of shares in this offering (33,333 shares, based on an assumed offering price of $18.00 per share).

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004 on an actual and pro forma basis.

      The pro forma presentation reflects net proceeds from the sale of 834,000 shares of common stock in this offering, at an assumed initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts (including the reduced underwriting discount on up to 200,000 shares to be purchased by our directors, executive officers and existing shareholders), commissions and estimated offering expenses payable by us in this offering (and assuming no exercise of the underwriter’s over-allotment option), as if the sale of the common stock had been consummated on June 30, 2004.

	At June 30, 2004

	Actual	As Adjusted

	(Dollars in thousands,
	except per share data)
Stockholders’ equity:
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding	$—	$—
Common stock, $0.73 par value; 10,000,000 shares authorized; 1,725,478 shares issued at June 30, 2004; 2,559,478 on an adjusted basis	1,260	1,869
Surplus	13,244	26,197
Retained earnings	2,789	2,789
Accumulated other comprehensive income	(128)	(128)

Total stockholders’ equity	$17,165	$30,727

Book value per share	$9.95	$12.01
Regulatory capital ratios(1):
Tier 1 leverage capital to average assets	7.69%	13.71%
Tier 1 capital to risk weighted assets	8.76%	15.63%
Total capital to risk weighted assets	9.74%	16.62%

(1)	The net proceeds from our sale of common stock in this offering are presumed to be invested in 0% risk weighted U.S. Treasury bonds for purposes of as adjusted risk-based regulatory capital ratios. If the over-allotment option is exercised by the underwriter, net proceeds would be $15.7 million and our Tier 1 leverage capital ratio, Tier 1 capital to risk weighted assets ratio, and our total capital to risk weighted assets ratio would have been 14.64%, 16.69%, and 17.68%, respectively.

DILUTION

      If you invest in our common stock in this offering, your ownership interest in Valley Bancorp will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Net tangible book value per share is determined by dividing the net worth of Valley Bancorp (assets less total liabilities) by the number of shares outstanding. Our net tangible book value as of June 30, 2004 was $17.2 million, or $9.95 per share, based on the number of shares of common stock outstanding at June 30, 2004.

      After giving effect to our sale of shares in this offering at an assumed initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), assuming the underwriter’s over-allotment option is not exercised, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2004 would have been $30.7 million, or $12.01 per share. This represents an immediate increase in net tangible book value to present shareholders of $2.06 per share and an immediate dilution in net tangible book value of $5.99 per share to new investors purchasing shares in this offering at the assumed initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial offering price of $18.00 per share.

      The following table illustrates the dilution on a per-share basis at June 30, 2004:

Assumed initial public offering price per share		$18.00

Net tangible book value per share prior to offering	$9.95

Increase in net tangible book value per share attributable to new investors	$2.06

Pro forma net tangible book value per share after offering		$12.01

Dilution per share to new investors(1)		$5.99

(1)	To the extent any outstanding stock options are exercised, you will experience further dilution.

      The following table summarizes the total number of shares, the total consideration paid to us and the average price paid per share by existing shareholders and new investors purchasing common stock in this offering. This information is presented on a pro forma basis as of June 30, 2004, after giving effect to the sale of the 834,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

		(Dollars in thousands)
Existing shareholders	1,725,478	67.42%	$14,504		49.14%	$8.41
New investors	834,000	32.58	15,012	(1)	50.86	18.00

Total	2,559,478	100.00%	$29,516		100.00%	$11.53

(1)	Before deducting underwriting discounts and commissions of $907,000 (including the reduced underwriting discount on up to 200,000 shares to be reserved for purchase by our directors, executive officers and existing shareholders) and estimated offering expenses of approximately $543,000. In addition, this table does not reflect the exercise of any outstanding stock options. As of June 30, 2004, there were options outstanding under our stock option plans to purchase a total of 250,000 shares of common stock, with a weighted average exercise price of $9.87 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      This discussion is intended to provide a more comprehensive review of Valley Bancorp’s operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Information” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Management Highlights

      We are a bank holding company organized under the laws of Nevada, chartered in mid-2001. We are located in Las Vegas, Nevada and conduct our operations through our subsidiary, Valley Bank, a Nevada state-chartered bank, which commenced operations in October 1998. We do not engage in any substantial activities other than acting as a holding company for Valley Bank. The financial information presented in this prospectus for the years ending December 31, 2000 and 1999 pertains only to Valley Bank as our holding company was not yet formed.

Key Indicators

	At or For the
	Six Months Ended		At or For the
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands, except per share data)
Net income	$1,313	$540	$1,399	$122	$657
Basic earnings per share	$0.76	$0.34	$0.84	$0.09	$0.46
Diluted earnings per share	0.74	0.33	0.81	0.08	0.45
Total Assets	$227,015	$168,046	$186,916	$152,372	$105,476
Total Loans (net)	173,527	129,916	133,795	113,079	92,172
Total Deposits	208,632	151,720	169,798	140,036	93,949
Net interest margin(1)	4.70%	4.00%	4.24%	4.35%	4.31%
Return on assets(1)	1.23%	0.65%	0.81%	0.09%	0.66%
Return on equity(1)	15.79%	8.51%	9.92%	1.09%	6.12%

(1)	Ratios for the six months ended June 30, 2004 and 2003 have been annualized for comparative purposes.

      We experienced strong asset growth for the six months ended June 30, 2004 as well as for the years ended December 31, 2003, 2002, and 2001. Total assets at June 30, 2004 were $227.0 million compared to $168.0 million at June 30, 2003 and $186.9 million at December 31, 2003. This asset growth of $59.0 million or 35.1% from June 30, 2003 and $40.1 million or 21.5% from December 31, 2003 can be attributed to our strong loan growth. In order to fund this increased loan demand, we increased our deposits through a combination of both retail and wholesale deposits. Total assets at December 31, 2002 and 2001 were $152.4 million and $105.5 million, respectively. Our assets grew $34.5 million or 22.6% in 2003, $46.9 million or 44.5% in 2002 and $14.9 million or 16.4% in 2001 from the previous year, primarily as a result of loan originations. Funding for this growth came primarily from deposit growth resulting from our second branch opening in 2001 and third branch opening in 2002 as well as our relationships with new and existing business customers.

      Our loan growth, consisting primarily of commercial loans and commercial real estate, was very strong, increasing $44.4 million or 33.7% from June 30, 2003 to June 30, 2004 and $39.7 million or 29.7% from December 31, 2003. These positive results were due to the efforts of our business development officers, both existing and new hires, coupled with general improvement in the overall economy at both the local and national levels. In addition, we raised $3.05 million net of expenses through a stock offering which was completed in May 2003 and we raised an additional $303,000 upon exercise of director stock options in

January 2003. Approximately $3.2 million of the capital raised in the offering and the stock option exercise was contributed to Valley Bank, which increased our lending limit and allowed us to make larger loans to new customers as well as additional loans to existing customers where our relationship was at the legal limit. Total loans after allowance for loan losses and unearned fees (net loans) at June 30, 2004 were $173.5 million as compared to $129.9 million at June 30, 2003 and $133.8 million at December 31, 2003. Net loans at December 31, 2002 and 2001 were $113.1 million and $92.2 million, respectively. Our net loans grew $20.7 million or 18.3% in 2003, $20.9 million or 22.7% in 2002, and $27.6 million or 42.7% in 2001 from the previous year. We funded $76.8 million in new loans for the six months ended June 30, 2004 compared to $38.7 million for the same period in 2003. Similarly, for 2003, 2002, and 2001, we funded $74.1 million, $52.3 million, and $62.9 million, respectively, of new loans. Due to the relatively short maturities of our typical loans, we needed to originate a substantial amount of new loans to maintain our growth rates.

      Our deposits, primarily transactional accounts which include checking, negotiable orders of withdrawal (NOW), money market, and savings accounts, grew $56.9 million or 37.5% to $208.6 million at June 30, 2004 from $151.7 million at June 30, 2003 and $38.8 million or 22.9% from $169.8 million at December 31, 2003. This growth, to a large extent, can be attributed to relationships established by our business development officers with new and existing business customers, as well as our additional branch openings. Totals deposits at December 31, 2002 and 2001 were $140.0 million and $93.9 million, respectively. These deposits grew $29.8 million or 21.3% in 2003, $46.1 or 49.1% in 2002 and $14.1 million or 17.6% in 2001. Transactional accounts as a percentage of total deposits increased from 44.2% at December 31, 2001 to 46.4% at December 31, 2002, 59.7% at December 31, 2003, and 59.3% at June 30, 2004. The growth in transaction accounts also reflects our efforts to build core deposits and reduce our cost of funds. The slight decline in the percentage of transactional accounts to total deposits from December 31, 2003 of 59.7% to June 30, 2004 of 59.3% was due primarily to a temporary fluctuation in the accounts of large depositors at the end of the period.

      While achieving the results mentioned above, we were able to maintain or even improve our net interest margin through our active asset and liability management efforts. Our net interest margin for the six months ended June 30, 2004 was 4.70% as compared to 4.00% for the same period in 2003 and 4.24% for the year ended December 31, 2003. Net interest margin for 2002 and 2001 was 4.35% and 4.31%, respectively. For the six months ended June 30, 2004, our yield on earning assets was 6.00% as compared to 6.11% for the same period in year 2003 and 6.06% for 2003. For 2002 and 2001, yield on earning assets was 6.99% and 8.46%, respectively. This recent downward trend on our yield on earning assets was due primarily to the repricing of our adjustable rate loans and the origination of new loans as well as our short-term investments to lower interest rates due to lower overall interest rate environments. We have, however, been able to partially offset this reduction in yield on earning assets by reducing our cost of funds and maintaining a favorable net interest margin, as reflected in our results of operations.

      Non-interest expense for the six months ended June 30, 2004 of $2.5 million was in line with $2.3 million for the same period in 2003. Non-interest expense for 2003 of $4.7 million increased $953,000 or 25.3% from 2002 with the largest increase occurring in compensation and benefits expense. The full-year impact of one additional location (Sahara Branch) in 2002 and related staffing, commissions on loan originations, merit increases and year-end incentives were the primary reasons for this increase. Other operating expenses also increased as a result of the increased volume of activities in loan and deposit operations. Non-interest expense for 2002 of $3.8 million increased $586,000 or 18.4% from $3.2 million for 2001. Non-interest expense increased $1.2 million or 60% from 2000 to 2001. Again, the impact of an additional location (Pahrump Branch) in 2001 and related staffing, commissions on loan originations and merit increases were the primary reasons for these increases in both 2002 and 2001.

      Our net income was $1.3 million for the six months ended June 30, 2004 as compared to $540,000 for the same period in 2003. For the year ended December 31, 2003, our net income was $1.4 million as compared to $122,000 for 2002 and $657,000 for 2001. Our net income for 2002 of $122,000 was impacted by the additional loan loss provision added as a result of an equipment leasing loan (the “Equipment Leasing Loan”) which constituted substantially all of our loan loss provision that year and which was charged off in 2002. In the first half of 2004, we recovered $320,000 of this loan as a result of a settlement reached after the initiation of litigation.

      Non-interest income has increased from $125,000 for the six months ended June 30, 2003 to $162,000 for the six months ended June 30, 2004, and is primarily a function of our service charges on transactional accounts.

      Looking forward, our future performance will depend on many factors including economic conditions, changes in interest rates, increasing competition for deposits and quality loans, and regulatory burden. We believe that we are well positioned for expansion within our market areas and that by expanding our presence in the Las Vegas area, continuing to diversify our sources and types of income, growing our deposit relationships, and continuing to improve our operating efficiency, we will be able to increase our profitability and enhance our franchise value.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified the allowance for loan losses as its most critical accounting policy.

      Allowance for Loan Loss Methodology. Our allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative in establishing an allowance for loan loss that we believe is appropriate at each reporting date. Quantitative factors include our historical loss experience, peer group experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers’ sensitivity to interest rate movements. Qualitative factors include the general economic environment in markets, including economic conditions and in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. Changes in the factors themselves are driven by perceived risk in pools of homogenous loans classified by collateral type, purpose, terms, etc. Management monitors local trends and peer experiences to anticipate future delinquency potential on a quarterly basis.

      Since Valley Bank has neither extensive loss history with segregation nor a large sample of loans from inception to charge off, Valley Bank does not use migration analysis to accurately anticipate future losses through that method. Valley Bank relies heavily on the statistics provided through the FDIC regarding loss percentages experienced by banks in the Western United States to establish potential risk based on collateral type securing each loan. As additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Finally, we closely examine each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for that particular credit.

      Valley Bank periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

      As we add new products and increase the diversity of our loan portfolio, we will enhance our methodology accordingly. We may report a materially different amount for the provision for loan losses in the statement of income to change the allowance for loan losses if our assessment of the above factors were different.

      This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere herein, as well as the section entitled “Business — Asset Quality — Allowance for Loan and Lease Losses.” Although we believe the levels of the allowance as of June 30, 2004 and December 31, 2003, 2002, and 2001 were adequate to absorb probable losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Changes in Financial Condition

      General. Our total assets increased $59.0 million or 35.1% to $227.0 million at June 30, 2004 as compared to $168.0 million at June 30, 2003. This increase was due primarily to an increase in our loan portfolio. At the same time, total loans before unearned fees and allowance for loan losses grew to $176.2 million at June 30, 2004, as compared to $131.8 million at June 30, 2003. This represents a net increase in loans of $44.4 million or 33.7% from June 30, 2003. Total deposits were $208.6 million at June 30, 2004 as compared to $151.7 million at June 30, 2003. This increase of $56.9 million or 37.5% from June 30, 2003 to June 30, 2004 was primarily in transactional accounts, which represented 59.3% of total deposits at June 30, 2004 as compared with 50.7% at June 30, 2003.

      Total assets at December 31, 2003 of $186.9 million increased $34.5 million or 22.6% from $152.4 million at December 31, 2002 due to increases in our loans and investments. Total loans before unearned fees and allowance for loan losses at December 31, 2003 were $135.9 million, an increase of $21.1 million or 18.4% from $114.8 million at December 31, 2002. Total investments, primarily in US agency securities and interest-bearing deposits at other financial institutions, increased $22.8 million or 205.4% from $11.1 million at December 31, 2002 to $33.9 million at December 31, 2003 due to excess funds from our strong deposit growth that could not immediately be deployed to fund loans, as well as our decision to reduce our holding of overnight Federal funds sold and invest more in US agency securities to achieve a higher yield on investments while still maintaining our liquidity. Our deposits were $169.8 million at December 31, 2003 as compared to $140.0 million at December 31, 2002. This increase of $29.8 million or 21.3% was entirely in transactional accounts. As a percentage of total deposits, transactional accounts represented 59.7% at December 31, 2003 as compared to 46.4% at December 31, 2002. The shift in our deposit mix reflects our efforts to increase core deposits.

      Total assets at December 31, 2002 were $152.4 million as compared to $105.5 million at December 31, 2001, representing an increase of $46.9 million or 44.5% due to an increase in our loan portfolio. Total loans before unearned fees and allowance for loan losses at December 31, 2002 of $114.8 million increased $21.2 million or 22.6% from $93.6 million at December 31, 2001. This increase in loans reflects the continued efforts of our existing and new hire business development officers. Total deposits at December 31, 2002 were $140.0 million representing an increase of $46.1 million or 49.1% from $93.9 million at December 31, 2001. Transactional accounts as a percentage of total deposits increased to 46.4% at December 31, 2002 from 44.2% at December 31, 2001. The growth in deposits was due primarily to the opening of our Sahara branch in Las Vegas, and our continued efforts to increase core deposits by focusing on non-time deposit products such as demand deposits, money market, NOW, and savings accounts.

      Net Loans. Net loans after unearned fees and allowance for loan losses increased 33.6% to $173.5 million at June 30, 2004 as compared to $129.9 million at June 30, 2003. This was due to an increase in loan demand resulting from the efforts of our business development officers. At December 31, 2003, 2002, and 2001, net loans were $133.8 million, $113.1 million, and $92.2 million, respectively. Net loans increased $20.7 million or 18.3% in year 2003, $20.9 million or 22.7% in year 2002 and $27.6 or 42.7% in year 2001. This steady growth is consistent with our current focus and strategy to grow our loan portfolio. For the first six months of 2004, we funded a total of $76.8 million in new loans and for the years 2003, 2002, and 2001, we funded $74.1 million, $52.3 million and $62.9 million in new loans respectively. Commercial loans, both real estate and non-real estate related loans, made up the majority of our originations and are likely to continue to be the principle types of loans originated as they represent our expertise and support our strategic plan for growth and profitability. See “Business — Loans Held for Investment and Lending Activities.”

      Securities. Our investment portfolio consists mainly of AAA rated US government agencies. Our securities are all classified as “available-for-sale” and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. At June 30, 2004 securities totaled $12.8 million as compared to $13.1 million at June 30, 2003. At December 31, 2003, 2002 and 2001, securities totaled $19.0 million, $3.0 million and $728,000, respectively. An increase of $16 million from December 31, 2002 to December 31, 2003 which was carried over for the most part into June 30, 2004 was due to excess funds from our strong deposit growth as well as a reduction in our overnight

Federal funds holding. At June 30, 2004, most of our securities have a contractual maturity date of three years or less. These short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

      Interest-bearing Deposits at other Financial Institutions. Our interest-bearing deposits at other financial institutions are fully insured by the Federal Deposit Insurance Corporation. At June 30, 2004 these interest-bearing deposits were $10.8 million as compared to $8.9 million at June 30, 2003. At December 31, 2003, 2002 and 2001, these interest-bearing deposits totaled $14.9 million, $8.1 million and $2.7 million, respectively. Variances between periods were due to changes in our cash flows as we adjusted our investment portfolio mix to diversify the risks and maintain liquidity to be consistent with our current primary focus and strategy to grow the loan portfolio. All of our interest-bearing deposits at other financial institutions have a maturity date of two years or less.

      Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash and due from banks and federal funds sold) totaled $24.5 million at June 30, 2004, $10.5 million at June 30, 2003, $13.8 million at December 31, 2003, $22.8 million at December 31, 2002 and $5.6 million at December 31, 2001. Liquidity and cash flows are the driving factors for our cash position. Our focus for the past several years has been to maintain sufficient liquidity not only to satisfy daily operational cash flow needs arising from our deposit and administrative activities, but also to allow for adequate loan funding needs as they arrived. We generally attempt to limit our cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans or securities. See “— Liquidity and Capital Resources.”

      Deposits. Deposits increased 37.5% to $208.6 million at June 30, 2004, as compared to $151.7 million at June 30, 2003. This strong deposit growth was due primarily to an increase in deposits from our business customers resulting from our Sahara Branch opening. Non-interest bearing deposits grew $29.3 million or 186.6% from June 30, 2003 to June 30, 2004 primarily in the business deposit category. Interest-bearing demand deposits also grew $7 million or 25.84% for this same period and also primarily in the business deposit category.

      Deposits at December 31, 2003, 2002, and 2001, were $169.8 million, $140.0 million and $93.9 million, respectively. This growth is the result primarily of the opening of two new branches in April, 2001 and October, 2002 and our marketing efforts to attract new deposits at the Pahrump branch. For the past three years, we have increased our emphasis on non-time deposit accounts (i.e., savings accounts, money market deposit accounts, negotiable order of withdrawal (NOW) accounts and noninterest-bearing demand deposit accounts) in order to build core deposits and reduce cost of funds while maintaining acceptable gap (rate sensitive assets — rate sensitive liabilities) position as well as net interest margin.

      Borrowings. We currently have two sources of borrowing, which we have utilized from time to time as short-term funding needs arise. We have access to the Federal Discount Window, which allows us to borrow funds on a short-term basis ranging from overnight to several days. We have pledged approximately $19.4 million of our commercial loan portfolio as collateral for this line of credit as of June 30, 2004, which allows us to borrow up to $11.6 million. We have also established a $6.0 million unsecured federal funds line of credit with our primary correspondent bank as of June 30, 2004. We had no outstanding balance on these lines of credit at June 30, 2004 or at December 31, 2003.

      Stockholders’ equity. Stockholders’ equity increased to $17.2 million at June 30, 2004 from $15.0 million at June 30, 2003. This $2.2 million increase was due primarily to the increase in our retained earnings.

      Stockholders’ equity at December 31, 2003, 2002, and 2001, was $16.0 million, $11.2 million, and $11.0 million, respectively. The increase in stockholders’ equity of $4.8 million or 42.9% from December 31, 2002 to December 31, 2003 was due to $3.4 million in new capital resulting from the issuance of 252,473 shares of new common stock and exercise of 34,875 stock options, as well as an increase in retained earnings of $1.4 million from our net income for the year.

Results of Operations

      General. This discussion presents our analysis of the results of operations of Valley Bancorp and Valley Bank as of June 30, 2004 and 2003 and for each of the periods ended December 31, 2003, 2002 and 2001. The discussion should be read in conjunction with the consolidated financial statements of Valley Bancorp and the notes related thereto which appear elsewhere in this document.

      Our results of operations depend substantially on our net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of noninterest income, consisting of income from banking servicing fees. Other factors contributing to our results of operations include our provisions for loan losses, gains or losses on sales of securities and income taxes as well as the level of our noninterest expenses, such as compensation and benefits, occupancy and equipment and miscellaneous other operating expenses.

      We achieved net income of $1.3 million for the six months ended June 30, 2004 as compared to $540,000 for the same period in prior year. Our 2004 results include a recovery of $320,000 on the Equipment Leasing Loan previously charged off in 2002. This recovery allowed us to decrease our provision for loan losses by a similar amount, which improved our net income for the period by $211,000 net of taxes. As part of the settlement that led to recovery, we received $300,000 on January 5, 2004, $20,000 on each of April 1 and July 1, 2004, and we believe we will receive $20,000 per quarter (with a final quarterly payment of $10,000) until we receive a total of $550,000.

      We earned $1.4 million in 2003 as compared to $122,000 in 2002. Higher net interest income helped improve our 2003 results. In 2002, we charged off the Equipment Leasing Loan, which impacted earnings significantly, because we provided $1.3 million to the allowance for loan losses through an additional loan loss provision of a similar amount. This additional provision and subsequent charge-off decreased our net income for the year by $858,000, after taxes. In 2001, we earned $657,000 as compared to $254,000 in 2000, an improvement of $403,000 or 158.7%.

      Return on average assets and return on average stockholders’ equity on an annualized basis was 1.23% and 15.79%, respectively for the six months ended June 30, 2004 as compared to 0.65%, and 8.51% in the comparable 2003 period. Return on average assets and return on average stockholders’ equity for 2003 was 0.81% and 9.92% as compared to 0.09% and 1.09% in 2002. For 2001, return on average and return on average stockholders’ equity was 0.66% and 6.12%, respectively.

      Our improved earnings primarily reflect a higher net interest income resulting from higher level of earning assets from period to period.

      Net Interest Income. Net interest income before the provision for loan losses for the six months ended June 30, 2004 increased 51.0% to $4.8 million, as compared to $3.1 million for the six months ended June 30, 2003. Net interest income before the provision for loan losses in 2003 increased 31.1% to $7.0 million, as compared to $5.4 million in 2002. The increases in net interest income during the six months ended June 30, 2004 and in 2003, when compared to the same periods in the prior year, reflect the substantial increases in interest-earning assets (primarily loans) combined with decreases in our cost of funds on our deposits during such periods. Net interest income increased $1.3 million or 31.7% for 2002 from $4.1 million in 2001. The increases in our interest-earning assets reflect our strategy of growing our loan portfolio. The decreases in our cost of funds are attributable to the eleven interest rate cuts by the Federal Reserve Board during 2001, combined with our decision during 2001 to focus more on non-time deposit products as well as non-interest bearing deposits to build more core deposits. In addition, since our deposits repriced more quickly than our loans, our cost of funds declined more rapidly than the yield earned on our interest-earning assets.

      Our net interest margin at June 30, 2004 of 4.70% improved 0.70% from 4.00% at June 30, 2003. This improvement was due primarily to lower cost of funds on our deposits. Cost of funds on our interest-bearing deposits decreased 0.83% from 2.44% at June 30, 2003 to 1.61% at June 30, 2004. Net interest margin at December 31, 2003, 2002, 2001 was 4.24%, 4.35%, and 4.31%, respectively. Despite periodic decreases by the

Federal Reserve Bank in federal funds borrowing rates (which totaled 5.50% from 2001 through 2003) our net interest margin remains relatively stable because of our active asset and liability management.

      As previously noted, net interest income is the difference between the interest income and fees earned on loans and investments, and the interest expense paid on deposits and other borrowings. The amount by which interest income exceeds interest expense depends on two factors: the volume and mix of earning assets as compared to that of interest bearing deposits and borrowings, and the interest rates earned versus the interest rates paid on each of the balance sheet portfolios. Our net interest margin is net interest income expressed as a percentage of average earning assets. The margin for the six months ended June 30, 2004 and 2003, and the year ended December 31, 2003, 2002, and 2001 respectively, are reflected in the Distribution, Rate and Yield Analysis of Net Income table below and reflect the changes in the rates earned and rates paid on loans, investments, deposits, and borrowed funds held by us during the periods under review.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following tables set forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread (the difference between the average yield earned on our earning assets and the rate paid on interest bearing liabilities); and (v) net interest margin.

	Six Months Ended June 30,

	2004			2003

		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance(1)	Expense	Cost(2)	Balance(1)	Expense	Cost(2)

	(Dollars in thousands)
ASSETS
Earning assets:
Loans(3)(4)(5)	$158,799	$5,668	7.18%	$119,277	$4,500	7.61%
Federal funds sold(6)	16,048	78	0.98%	22,180	131	1.19%
Interest bearing deposits(6)	13,605	140	2.07%	9,109	102	2.26%
Investment securities(6)	14,877	176	2.38%	7,999	74	1.87%

Total earning assets and interest income	203,329	6,062	6.00%	158,565	4,807	6.11%
Non-interest earning assets:
Cash and due from banks	6,502			4,298
Premises and equipment	4,409			4,608
Other assets	1,613			765
Allowance for credit losses	(1,880)			(1,291)

Total assets	$213,973			$166,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Interest bearing demand deposits	$67,410	$275	0.82%	$51,210	$355	1.40%
Savings deposits	10,656	26	0.49%	8,045	47	1.18%
Time deposits $100,000 or more	32,241	364	2.27%	30,511	473	3.13%
Other time deposits	50,972	628	2.48%	46,192	768	3.35%
Short-term borrowings	153	1	1.31%	—	—	—
Long-term debt	497	18	7.28%	534	19	7.18%

Total interest bearing liabilities	161,929	1,312	1.63%	136,492	1,662	2.46%
Noninterest-bearing liabilities:
Demand deposits	34,534			17,065
Other liabilities	789			593
Stockholders’ equity	16,721			12,795
Total liabilities & stockholders’ equity	$213,973			$166,945

Net Interest Spread(7)			4.37%			3.65%

Net interest income/margin(8)		$4,750	4.70%		$3,145	4.00%

      Footnotes on following page.

	Years Ended December 31

	2003			2002			2001

		Interest	Average		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance(1)	Expense	Cost	Balance(1)	Expense	Cost	Balance(1)	Expense	Cost

	(Dollars in thousands)
ASSETS
Earning assets:
Loans(3)(4)(5)	$125,794	$9,349	7.43%	$103,242	$8,224	7.97%	$82,297	$7,488	9.10%
Federal funds sold(6)	18,224	200	1.10%	14,177	224	1.58%	7,838	311	3.97%
Interest bearing deposits(6)	10,631	228	2.14%	4,485	118	2.63%	2,337	112	4.79%
Investment securities(6)	10,594	229	2.16%	1,216	36	2.96%	1,647	57	3.46%

Total earning assets and interest income	165,243	10,006	6.06%	123,120	8,602	6.99%	94,119	7,968	8.46%
Non-interest earning assets:
Cash and due from banks	4,402			3,099			2,762
Premises and equipment	4,557			3,264			2,979
Other assets	917			1,364			716
Allowance for credit losses	(1,353)			(1,078)			(855)

Total assets	$173,766			$129,769			$99,721

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Interest bearing demand deposits	$56,504	$619	1.10%	$37,010	$590	1.59%	$23,975	$662	2.76%
Savings deposits	8,478	70	0.83%	6,135	82	1.34%	4,843	112	2.31%
Time deposits $100,000 or more	29,617	871	2.94%	22,976	853	3.71%	18,297	923	5.04%
Other time deposits	44,491	1,394	3.13%	40,193	1,717	4.27%	33,914	2,210	6.52%
Long-term borrowings	524	38	7.25%	97	8	8.25%	0	0	0.00%

Total interest bearing liabilities	139,614	2,992	2.14%	106,411	3,250	3.05%	81,029	3,907	4.82%
Noninterest-bearing liabilities:
Demand deposits	19,369			11,529			7,436
Other liabilities	687			561			529
Stockholders’ equity	14,096			11,268			10,727

Total liabilities and stockholders’ equity	$173,766			$129,769			$99,721

Net Interest Spread(7)			3.92%			3.94%			3.64%

Net interest income/margin(8)		$7,014	4.24%		$5,352	4.35%		$4,061	4.31%

(1)	Average balances are obtained from the best available daily data.

(2)	Annualized.

(3)	Loans are gross of allowance for credit losses but after unearned fees.

(4)	Non-accruing loans are included in the average balances.

(5)	Interest income includes loan fees of $237,000, $131,000, $264,000, $125,000, and $60,000 for the six months ended June 30, 2004 and 2003, and for the years ended December 31, 2003, 2002, and 2001, respectively.

(6)	All investments are taxable.

(7)	Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(8)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

      The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Increase/(Decrease) Due to

							Total Net Increase
	Volume		Rate		Rate/Volume		(Decrease)

	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02

	(Dollars in thousands)
Earning assets:
Loans	$1,796	$1,905	$(551)	$(931)	$(120)	$(238)	$1,125	$736
Federal funds sold	64	252	(68)	(187)	(20)	(152)	(24)	(87)
Interest bearing deposits	162	103	(22)	(51)	(30)	(46)	110	6
Investment securities	278	(15)	(10)	(8)	(75)	2	193	(21)

Interest income	2,300	2,245	(651)	(1,177)	(245)	(434)	1,404	634

Interest bearing liabilities:
Interest bearing demand deposits	311	360	(185)	(280)	(97)	(152)	29	(72)
Savings deposits	31	30	(31)	(47)	(12)	(13)	(12)	(30)
Time deposits $100,000 or more	247	236	(177)	(244)	(52)	(62)	18	(70)
Other time deposits	184	412	(458)	(763)	(49)	(142)	(323)	(493)

Total interest bearing deposits	773	1,038	(851)	(1,334)	(210)	(369)	(288)	(665)

Long-term borrowings	35	0	(1)	0	(4)	8	30	8

Total interest expense	808	1,038	(852)	(1,334)	(214)	(361)	(258)	(657)

Net interest income	$1,492	$1,207	$201	$157	$(31)	$(73)	$1,662	$1,291

      Interest Income. Total interest income increased 26.1% to $6.1 million during the six months ended June 30, 2004, as compared to $4.8 million during the six months ended June 30, 2003. Total interest income was $10.0 million for the year 2003, $8.6 million for the year 2002 and $8.0 million for the year 2001. This represents an increase of $1.4 million or 16.3% for year 2003 as compared to year 2002 and $634,000 or 8% for 2002 as compared to 2001. Interest income on loans totaled $5.7 million during the six months ended June 30, 2004 and $4.5 million during the six months ended June 30, 2003. Interest income on loans totaled $9.3 million for 2003, $8.2 million for 2002 and $7.5 million for 2001. Substantially all interest income in each period is derived from loans.

      The increases in interest income from period to period reflect the increases in our average balance of loans receivable. While loan volume increased, yield on loans steadily declined from 9.10% at December 31, 2001 to 7.97% at December 31, 2002, to 7.61% at June 30, 2003, to 7.43% at December 31, 2003 and to 7.18% at June 30, 2004. This decline in the average yield reflected the overall decrease in market rates of interest that occurred over this period.

      Interest Expense. Total interest expense amounted to $1.3 million during the six months ended June 30, 2004, as compared to $1.7 million during the six months ended June 30, 2003. For the year 2003 this total was $3.0 million compared to $3.3 million for 2002 and $3.9 million for 2001. Although total deposits increased from period to period, our interest expense has been decreasing from prior periods due to the lower interest rate environment as well as our increase in non-time deposits and non-interest bearing deposits as a percentage of total deposits.

      Our average balance of interest-bearing liabilities has increased from $139.6 million during 2003 to $161.9 million for the six months ended June 30, 2004. The effect on interest expense of the increase in the average balance of liabilities was partially offset by a decline in the average rate paid on deposits due to the general decline in market rates of interest during such periods. The average rate paid on interest-bearing deposits declined from 2.12% for 2003 to 1.61% for the six months ended June 30, 2004.

      Interest expense on borrowings for the six months ended June 30, 2004 consisted of Federal discount window borrowings for three days and the note payable associated with the purchase of our Sahara Branch office in Las Vegas, Nevada in 2002. This note payable carries an interest rate of 7.13% with a remaining term to maturity of 9 years and 1 month from June 30, 2004.

      Provision for Loan Losses. We established provisions for loan losses of $386,000 during the six months ended June 30, 2004 as compared to $193,000 during the six months ended June 30, 2003, primarily as a result of our increased loan portfolio. Our provision was $478,000 during 2003 as compared to $1.6 million during 2002 and $340,000 during 2001. The increases were the result of our increased loan portfolio and, with respect to 2002, the Equipment Lease Loan. We also recovered $320,000 during the first half of 2004 from the Equipment Lease Loan that was charged off in 2002. This recovery went into our allowance for loan losses. As part of the settlement, we are entitled to receive $20,000 per quarter until we receive a total of $550,000 (including the $300,000 received in the first quarter of 2004). These additional payments, while smaller than the initial recovery, will be recognized as recoveries to the allowance for loan losses as they are received, and may affect the amount of the provision in future periods. The provisions we established during the six months ended June 30, 2004 and the years 2003, 2002, and 2001 were provided in order to maintain our allowance for loan losses at what management believed to be an adequate level.

      The assessment of the adequacy of our allowance for loan losses is based upon a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, levels and trends in asset classifications, change in volume and mix of loans, and collateral values. Quantitative factors used to assess the adequacy of the allowance for loan losses are established based upon management’s assessment of the credit risk in the portfolio, historical loan loss experience and our loan underwriting policies. See “Business — Asset Quality — Allowance for Loan Losses.”

      Management believes that its allowance for loan losses at June 30, 2004 was adequate. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods, particularly as we continue to grow our loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our loan portfolio and the sufficiency of our allowance for loan losses from their perspective as our regulators. These agencies may require increases to the allowance based on their judgments of the information available to them at the time of their examination.

      Noninterest Income. Our non-interest income consists primarily of income earned on banking and service charge fees. Non-interest income increased by $37,000 or 29.6%, to $162,000 for the six months ended June 30, 2004 as compared to $125,000 for the same period in 2003 as a result of primarily higher service charges on our deposits accounts due to higher transactional accounts. Non-interest income for 2003 was $296,000 as compared to $210,000 for 2002 and $218,000 for 2001. Our non-interest income is currently a function of our service charges on our transactional accounts and variances from period to period were due mainly to increases in volume of these accounts.

      The following table sets forth information regarding our noninterest income for the periods shown.

	For the
	Six Months		For the Years Ended
	Ended June 30,		December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Banking and service charge fees	$141	$104	$236	$151	$134
Net gain on sale of securities available for sale	3	—	18	17	—
Other income	18	21	42	42	84

Total noninterest income	$162	$125	$296	$210	$218

      Noninterest Expenses. Total non-interest expenses increased to $2.5 million in the six months ended June 30, 2004 as compared to $2.3 million for the six months ended June 30, 2003. Total noninterest expenses for 2003, 2002 and 2001, were $4.7 million, $3.8 million and $3.2 million, respectively. As a percentage of average earning assets on an annualized basis, total operating expenses were 2.49% for the six months ending June 30, 2004 as compared 2.89% for the six months ended June 30, 2003. For 2003, 2002, and 2001, these percentages were 2.9%, 3.1%, and 3.4%, respectively. This positive trend reflects our efforts to control expenses while pursuing growth.

      Our overhead efficiency ratio for all the periods under review declined due to our growth and expenses control. The overhead efficiency ratio represents total non-interest expense divided by the sum of net interest income and total non-interest income excluding provision for loan losses and gain on sales of securities. Our annualized overhead efficiency ratio was 51.6% for the six months ended June 30, 2004 as compared to 70.0% for the six months ended June 30, 2003. For 2003 this ratio was 64.8% as compared to 68.0% for 2002 and 74.5% for 2001.

      The following table sets forth information regarding our noninterest expenses for the periods shown.

	Noninterest Expense

	For the Six Months		For the Years Ended
	Ended June 30,		December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Salaries and employee benefits	$1,431	$1,230	$2,521	$1,918	$1,809
Occupancy and equipment	276	287	589	570	387
Data processing	161	151	311	254	155
Legal, professional and consulting	82	162	300	245	123
Advertising and public relations	74	45	133	126	121
Outside services	116	111	227	163	145
Office supplies & printing	79	66	127	110	105
Telephone	72	57	123	82	57
Director fees	44	46	89	68	57
Federal Reserve Bank & correspondent bank fees	57	37	81	64	61
Other	140	98	224	172	166

Total noninterest expense	$2,532	$2,290	$4,725	$3,772	$3,186

As a % of average earning assets — annualized	2.49%	2.89%	2.86%	3.06%	3.39%

Efficiency Ratio(1)	51.59%	70.03%	64.80%	68.03%	74.46%

(1)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income, excluding gains on sales of securities.

      Salaries and employee benefits increased 16.3% to $1.4 million for the first six months of 2004 as compared to $1.2 million for the same period in 2003. This increase was due to new hires and salary adjustments for various personnel. For 2003, 2002, and 2001, salaries and employees benefits expense were $2.5 million, $1.9 million, and $1.8 million, respectively. The increase of $603,000 in 2003 as compared to 2002 was due to several factors. First, Valley Bank opened its third branch location in October 2002 and as such the full year impact of this branch operation was reflected in 2003. Secondly, there were year-end incentive payouts of $26,000 in 2002, while year-end payouts totaled $150,000 in 2003. Finally, new hires and salary adjustments for various personnel contributed to the remaining variance. The increase of $109,000 from 2001 to 2002 was due to merit increases for various personnel.

      Occupancy and equipment expense was $276,000 for the six months ended June 30, 2004 as compared to $287,000 for the same period in 2003 and $589,000 for the year ended December 31, 2003 as compared to $570,000 for the same period in 2002. Occupancy and equipment expense increased $183,000 from 2001 to 2002 due to the opening of our third branch in the fourth quarter of 2002 and the full year impact of the second branch opening in the second quarter of 2001.

      Data processing expense of $161,000 for the six months ended June 30, 2004 also remained relatively flat compared to $151,000 for the same period of 2003. Data processing expense for 2003, 2002, and 2001 was $311,000, $254,000, and $155,000, respectively. Variances between these years were due to higher volume of loan and deposit accounts and transactions being processed as well as the introduction of online Internet banking in the second quarter of 2001 and items and statements imaging in the fourth quarter of 2001.

      Legal, professional and consulting expense decreased $80,000 or 49.4% to $82,000 for the first six months of 2004 as compared to $162,000 for the same period in 2003. This decrease was due primarily to lower legal expense, associated with a loan foreclosure and the equipment lease agreement lawsuit which were both settled in the last quarter of 2003. For the years ended December 31, 2003, 2002, and 2001, legal, professional, and consulting expenses were $300,000, $245,000, and $123,000, respectively. The increase of $55,000 for 2003 and $122,000 for 2002 was due mainly to the legal fees associated with the previously mentioned loan lawsuit and the equipment lease agreement lawsuit.

      Advertising and public relations expenses for the six months ended June 30, 2004 increased 64.4% to $74,000 as compared to $45,000 for same period in prior year. This increase was a result of more advertising being conducted. Advertising expense for 2003, 2002, and 2001 of $133,000, $126,000, and $121,000, remained stable from year to year.

      Outside services expenses for the six months ended June 30, 2004 were $116,000 as compared to $111,000 for the six months ended June 30, 2003. For 2003, 2002, and 2001 this expense was $227,000, $163,000, and $145,000, respectively. Variances between these years were due to higher courier and armored-car expenses between branches as well as ATM network processing costs associated with higher transaction volume.

      Other operating expenses for the six months ended June 30, 2004 increased 29.0% to $392,000 as compared to $304,000 for the same period in 2003. This increase was due to the higher telephone expense, loan collection expense, printing and supplies and bank correspondent bank fees associated with more loan and deposit activities. For 2003, 2002, and 2001, other operating expenses were $644,000, $496,000, and $446,000, respectively. Variances between years can also be attributed to higher telephone expense, loan collection expense, printing and supplies and bank correspondent bank fees associated with more loan and deposit activities.

      Income Taxes. Income tax expense for the first six months of 2004 was $681,000 as compared to $247,000 for the first six months of 2003. Income tax expense for 2003, 2002, and 2001 was $708,000, $72,000, and $96,000, respectively, reflecting an effective tax rate of 34%, 37% and 13%, respectively. The effective tax rate (income tax expense divided by net income before taxes) for each period approximates the maximum U.S. federal income tax rate of 35% for each year other than for 2001. The effective rate for the six months ended June 30, 2004 and 2003 was 34% and 31%, respectively. For 2001, the effective tax rate was approximately 13%, which was lower than the maximum U.S. federal tax rate of 35%, and was primarily a result of the reduction in the valuation allowance on deferred tax assets.

Asset and Liability Management

      General. Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. Our market risk exposure is primarily that of interest rate risk, and we have established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. We do not engage in trading of financial instruments, nor do we have any exposure to exchange rates.

      The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to result in a decrease in net interest income.

      The asset/ liability committee, which consists of Valley Bank’s President/ Chief Executive Officer, the Executive Vice President/ Chief Financial Officer, the Executive Vice President/ Chief Credit Officer and the Senior Vice President/ Senior Operations Officer, is charged with monitoring the liquidity and funds position of Valley Bank. The Committee regularly reviews:

•	Information on current economic conditions and the outlook for interest rates;

•	The asset/liability position of Valley Bank;

•	Valley Bank’s current and projected liquidity position;

•	Maturity/average life of the portfolio as a whole;

•	Composition of the portfolio; and

•	The tax position of the institution.

      Valley Bank uses the “FinServ” asset liability management model, a proprietary system. At June 30, 2004, we had a negative cumulative repricing gap within one year of approximately $35.2 million or approximately 15.5% of total assets. On a static gap basis, this means that both assets and liabilities reprice in accordance with their respective contractual maturities and no assumptions are made with regard to repricing or maturities. Valley Bank also utilizes a dynamic gap valuation model which makes repricing assumptions.

      The following table represents interest sensitivity profiles for Valley Bank as of June 30, 2004. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. “Interest sensitive gap” is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Gap Analysis

	At June 30, 2004

		More Than
	Within	One Year
	Twelve	to Five	Over Five
	Months	Years	Years	Total

	(Dollars in thousands)
Rate-Sensitive Assets:
Interest-bearing deposits at other financial institutions	$9,244	$1,584	$—	$10,828
Fed funds sold	17,610	—	—	17,610
Securities — all available for sale	—	11,837	922	12,759
Construction and land development loans	25,916	2,826	—	28,742
Raw land loans	14,282	1,094	—	15,376
Commercial real estate loans(1)	29,657	65,122	—	94,779
Commercial and industrial loans	23,870	7,272	572	31,714
Other loans	4,054	1,535	—	5,589

Total Rate-Sensitive Assets	124,633	91,270	1,494	217,397

Rate-Sensitive Liabilities:
Interest-bearing demand deposits	67,118	—	—	67,118
Savings deposits	11,637	—	—	11,637
Time deposits	81,063	3,777	—	84,840
Note payable	37	191	258	486

Total Rate-Sensitive Liabilities	159,855	3,968	258	$164,081

Excess (deficiency) of Rate-Sensitive Assets over Rate-Sensitive Liabilities	$(35,222)	$87,302	$1,236

Cumulative Excess (deficiency) of Rate-Sensitive Assets over Rate-Sensitive Liabilities	$(35,222)	$52,080	$53,316

Cumulative Excess (deficiency) of Rate-Sensitive Assets over Rate-Sensitive Liabilities as a percentage of total assets	(15.52)%	22.94%	23.49%

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

      Valley Bank’s current interest sensitivity gap, as measured on a static basis as set forth in the table above, is negative within one year. This analysis assumes that general market interest rate changes affect the repricing of assets and liabilities in equal magnitude. Such analysis indicates that the effect of rising interest rates on Valley Bancorp would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin.

      Although gap analysis as reflected in the table above is a useful measurement device available to management to determine the existence of interest rate exposure, its static focus as of a particular date makes it necessary for management to utilize other techniques to measure exposure to changes in interest rates. For example, gap analysis is limited in its ability to predict trends in future earnings and includes no assumptions regarding changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in interest rates.

      As a result of the limitations inherent in gap analysis, Valley Bank also uses the “FinServ” asset liability management model, a proprietary dynamic system that incorporates data regarding Valley Bank’s loans, investments, deposits and borrowings into an interest sensitivity analysis designed for financial institutions. This analysis measures interest rate risk by computing changes in Valley Bank’s net interest income and net interest margin in the event of assumed changes in interest rates. The analysis assesses the effect on net interest income and net interest margin in the event of an increase or decrease in interest rates, assuming that such increase or decrease occurs ratably over the next 12 months and remains constant over the subsequent 12 months. Valley Bank’s sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Federal Funds rate as measured by this model as of June 30, 2004 is as follows:

	Net Interest Change			Net Interest Change
Increase in			Decrease in
Interest Rates	Amount	Percentage	Interest Rates	Amount	Percentage

(Dollars in thousands)
+1.00%	$350	3%	-1.00%	$(317)	(3)%
+2.00%	$676	6%	-2.00%	$(643)	(6)%

      Accordingly, a rise of 1.00% in interest rates would result in an increase in our net interest income of $350,000, while a decline of 1.00% in interest rates would result in a decrease of $317,000 in our net interest income, in each case over the 12 months following June 30, 2004.

      Management believes that the assumptions used in its interest sensitivity analysis to evaluate the vulnerability of its net interest income to changes in interest rates are reasonable. However, the interest rate sensitivity of Valley Bank’s assets and liabilities, and the estimated effects of changes in interest rates on Valley Bank’s net interest income, could vary substantially if different assumptions were used or if actual experience differs from the projections upon which they are based.

Liquidity and Capital Resources

      Liquidity. The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Valley Bank’s liquidity, represented by cash and due from banks, federal funds sold and interest-bearing deposits at other financial institutions as well as its available-for-sale securities, is a result of its operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, Valley Bank devotes resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets that are generally matched to correspond to the maturity of liabilities. Valley Bank has a borrowing line at its primary correspondent bank in the amount of $6.0 million and a borrowing line at the Federal Discount Window in the approximate amount of $11.6 million for a total available of $17.6 million for short term funding.

      Valley Bank has a formal liquidity policy in place, and in the opinion of management, its liquid assets are considered adequate to meet its cash flow needs for loan funding and deposit cash withdrawal for the next 60-90 days. At June 30, 2004, Valley Bank had $48.1 million in liquid assets comprised of $24.5 million in cash and cash equivalents, $10.8 million in interest-bearing deposits at other financial institutions, and $12.8 million in available-for-sale securities. On a long term basis, Valley Bank’s liquidity will be met by changing the relative distribution of its asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, it will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from its correspondent bank as well as Federal Discount Window through drawing on its lines of credit. At the current time, the long-term liquidity needs of Valley Bank primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

      Valley Bancorp is a company separate and apart from Valley Bank. It must provide for its own liquidity. At the current time, Valley Bancorp has no major liquidity needs of its own. However, it is anticipated that upon the completion of this offering will allow it to acquire capital with which it may continue to support the continued growth of Valley Bank. Further, this will allow both Valley Bancorp and Valley Bank to enhance their capital and liquidity position.

      Valley Bank’s liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows provided by or used in financing activities. Net cash provided by or used in operating activities has consisted primarily of net income adjusted for certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the six months ended June 30, 2004 net cash provided by operating activities was $1.7 million, compared to net cash provided by operating activities of $1.1 million for the same period of 2003. This variance from the prior period was due primarily to an increase in net income. For the years ended December 31, 2003, 2002, and 2001 net cash provided by operating activities was $2.3 million, $1.9 million, and $1.3 million, respectively. Net income adjusted for non-cash items was the primary source of cash for these periods. The improvement in cash provided by operating activities primarily as a result of the continued growth of Valley Bank is expected to continue, although no absolute assurance can be given, however, that this will occur.

      Valley Bank’s primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities and interest-bearing deposits at other financial institutions. For the six months ended June 30, 2004, and the years ended December 31, 2003, 2002 and 2001, Valley Bank originated $86.4 million, $84.0 million, $55.7 million and $62.8 million in loans, respectively. Net increases in loans for the same periods were $39.7 million, $20.7 million, $20.9 million and $27.6 million, respectively. Investment securities and interest-bearing deposits decreased to $23.6 million at June 30, 2004 from $33.9 million at December 31, 2003. Investment securities and interest-bearing deposits increased $22.8 million from December 31, 2002 to December 31, 2003.

      Net cash used in all investing activities was $29.8 million and $28.2 million for the six months ended June 30, 2004 and 2003, respectively. Net cash used in all investing activities for the years ended December 31, 2003, 2002, and 2001 was $44.2 million, $30.9 million, and $26.7 million, respectively. At June 30, 2004 Valley Bank had outstanding loan commitments of $37.1 million and outstanding letters of credit of $2.2 million. Valley Bank anticipates that it will have sufficient funds available to meet current loan commitments.

      Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the six months ended June 30, 2004, and the years ended December 31, 2003, 2002 and 2001, deposits increased by $38.8 million, $29.8 million, $46.1 million and $14.1 million, respectively. During the year ended December 31, 2003, proceeds from the issuance of common stock also provided an additional $3.3 million cash.

      Capital Resources. At June 30, 2004, we had total stockholders’ equity of $17.2 million, comprised of $14.5 million in common stock and surplus, $2.8 million in accumulated retained earnings, and $128,000 in accumulated other comprehensive loss. Total stockholders’ equity at December 31, 2003 was $16.0 million with common stock and surplus equal to $14.5 million and retained earnings of $1.5 million.

      At June 30, 2004 Valley Bancorp and Valley Bank exceeded the regulatory minimums and qualified as “adequately-capitalized” institutions. At December 31, 2003, Valley Bancorp and Valley Bank exceeded the regulatory minimums and qualified as “well-capitalized” institutions under the regulations of Federal Reserve Bank and the Federal Deposit Insurance Corporation. Upon completion of this offering, Valley Bancorp will again be considered a “well-capitalized” institution under regulatory capital guidelines.

      Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs.

      The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

      The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders’ equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

      We use a variety of measures to evaluate our capital adequacy, with risk-based capital ratios calculated separately for Valley Bancorp and Valley Bank. Management reviews these capital measurements on a quarterly basis and takes appropriate action to ensure that they are within established internal and external guidelines.

      The following table reflects Valley Bank’s actual levels of regulatory capital as of June 30, 2004 and the applicable minimum regulatory capital requirements as well as the regulatory capital requirements that apply to be deemed “well capitalized” pursuant to the prompt corrective action requirements. Valley Bancorp’s consolidated capital amounts and ratios are substantially the same as Valley Bank’s.

	Capital Ratios at June 30, 2004

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions(2)

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
Tier 1 leverage capital to average assets(1)	$17,092	7.60%	$8,993	4.00%	$11,241	5.00%
Tier 1 capital to risk weighted assets(1)	17,092	8.66%	7,891	4.00%	11,837	6.00%
Total capital to risk weighted assets(1)	19,032	9.65%	15,782	8.00%	19,728	10.00%

(1)	Tier 1 leverage (or core) capital ratio is computed as a percentage of average total assets of $224.8 million. Risk-based capital ratios are computed as a percentage of risk-weighted assets of $197.3 million.

(2)	See “Supervision and Regulation — Capital Adequacy — Prompt Corrective Action.”

Contractual Obligations and Commercial Commitments

      Valley Bancorp and Valley Bank, in the conduct of ordinary business operations routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Valley Bancorp and Valley Bank are also parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Management does not believe that these off-balance sheet arrangements have a material current effect on Valley Bancorp’s and Valley Bank’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, but there can be no assurance that such arrangements will not have a future effect.

      The following tables present our contractual cash obligations and commercial commitments as of June 30, 2004.

	At June 30, 2004

		Payment Due Period

		Less Than	One to	Four to	After
	Total	One Year	Three Years	Five Years	Five Years

	(Dollars in thousands)
Operating lease	$156	$93	$63	$—	$—
Note payable(1)	486	37	89	102	258

Total contractual obligations	$642	$130	$152	$102	$258

(1)	Excludes interest payments. See Note 8 of “Notes to Consolidated Financial Statements.”

	At June 30, 2004

		Commitment Expiration Per Period

	Unfunded	One Year	One to	Four to	After
	Commitments	or Less	Three Years	Five Years	Five Years

	(Dollars in thousands)
Construction and land development loans	$22,667	$14,751	$7,916	$—	$—
Raw land loans	899	823	76	—	—
Commercial real estate loans(1)	4,548	2,851	1,697	—	—
Commercial and industrial loans	8,570	8,550	20	—	—
Other loans	467	402	—	65	—
Financial standby letters of credit	2,176	2,176	—	—	—

Total unused commitments	$39,327	$29,553	$9,709	$65	$—

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

Inflation and Changing Prices

      Our consolidated financial statements and related data presented in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to available-for-sale securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of FIN 45 did not have a significant impact on our financial statements.

BUSINESS

Our History

      Valley Bank commenced operations in October 1998 with the mission of providing community banking services to Las Vegas and its neighboring suburbs. Our original organizers, primarily local community leaders, believed that a community bank could thrive in Las Vegas if it was built on principles of integrity and good service.

      In response to the burgeoning Las Vegas population in the late 1990’s and early part of this decade, fueled by rapid growth in the tourism and gaming industry, an influx of retirees and natural population growth due to births, additional infrastructure has been required to service the populace’s needs. The development of infrastructure, such as office buildings, convenience stores, strip malls and medical facilities has created an opportunity for us to focus our lending activities on commercial real estate, including construction lending, while continuing to focus our deposit taking activities on the local consumer population and our existing business customers.

      As a small community bank, Valley Bank opened its first office in Henderson, Nevada, a suburb of Las Vegas with a local consumer deposit base and commercial lending that included buying participations led by other local banks. In 1999 management made a strategic decision to purchase loans from a nationally known loan syndicator. The purchase of loan participations, in general, was an alternative investment strategy to deploy excess cash and to acquire yield, in our earlier stage, while we developed our internally generated loan portfolio. In purchasing loan participations in 1999, management sought geographic diversification and leverage of their commercial real estate expertise. The participations purchased from this source included participations in several “flag hotels” located in Nevada and California as management also believed that the “flag hotel” sector was in a recovery.

      In April, 2001 Valley Bank opened its second branch in Pahrump, Nevada (a city located 60 miles west of Las Vegas), which is in Nye County, Nevada. This was followed in October 2002 by the opening of a third branch on Sahara Avenue in Las Vegas, Nevada. As our deposit base increased with additional branches, our lending expanded from participations to local commercial and commercial real estate loans.

      We completed our holding company reorganization in mid-2001, by which Valley Bank became our wholly owned subsidiary, and shareholders of Valley Bank became shareholders of Valley Bancorp. At June 30, 2004, we had consolidated assets of $227.0 million, net loans of $173.5 million, deposits of $208.6 million and stockholders’ equity of $17.2 million. Our website is located at www.vbnv.com.

Our Market Area

      We operate in the burgeoning communities in and around Las Vegas, Nevada. Specifically, we serve commercial customers and consumers throughout our primary market area of Clark and Nye Counties in Southern Nevada.

      Clark County, where we have two branch locations, includes Las Vegas and Henderson, Nevada, a city contiguous to Las Vegas; and

      Nye County, where we have one branch location, includes Pahrump, Nevada.

      Clark County. This is one of the fastest growing areas in the United States. Between 1990 and 2000, Clark County’s population grew by 85.5% from 741,459 persons to 1,375,765 persons, according to the United States Census. By 2003, Clark County had reached a population of 1,624,748, according to the Nevada State Demographer, of which 528,612 people resided in Las Vegas. This represents a compound annual growth rate of 5% between 1990 and 2003. Contributing to this population growth has been an influx of retirees, who are attracted to the favorable climate and lack of state income tax, among other factors. According to CBER, over 20,000 retirees have moved to Clark County since 2001, to reach a total of 243,500 retirees in 2003.

      In addition to retirees, many young families are following the rapid business growth to the Las Vegas area. The Clark County school district is the fastest growing school district in the United States, according to the Nevada Department of Education. According to the Clark County School District 1998 Building Program, the Clark County School district has opened 10 new schools in the 2003-2004 school year alone. In 1998 Clark County voters approved a bond issue for an additional $3.5 billion to build a total of 88 new schools (50 elementary schools, 22 middle schools, and 16 high schools) to accommodate an anticipated 15,980 new students a year, a number that is expected to increase to 18,049 students per year over the next decade. To date, 30 of these schools have already been built.

      Nye County. Though smaller in size, Nye County experienced substantial population growth between 1990 and 2000, from 17,781 persons to 32,485 persons, according to the United States Census. By 2003, Nye County’s population had reached approximately 36,000, according to the Nevada State Demographer. As of July 2003, approximately 80% of Nye County’s population lived in Pahrump, according to the Nevada State Demographer.

      While much of northern Nye County has recently been in decline due to a significant reduction in mining activity, Pahrump, however, has been growing rapidly. Pahrump has attracted retirees in large numbers. Management believes that Pahrump’s growth is in part a result of more people who work in the Las Vegas area and are looking for more affordable housing than is currently available in and around Las Vegas.

      Our current focus in Nye County is limited to Pahrump and we do not anticipate establishing a presence in any other towns in Nye County.

      The dramatic increase in population growth in Clark and Nye Counties has been fueled by a rise in economic opportunities available in Southern Nevada. Specifically, between 1990 and 2003, according to CBER:

•	the number of hotel rooms in Clark County increased from approximately 74,000 to approximately 130,000, with an expected increase of an additional 1% in 2004 and 4% in 2005;

•	visitor volume to Las Vegas has increased from approximately 21 million visitors to Las Vegas in 1990 as compared to 35.5 million in 2003;

•	total gaming revenue in Clark County has risen to revenue of over $7.8 billion dollars in 2003, as compared to revenue of approximately $4.1 billion in 1990;

•	housing permits increased from approximately 21,000 in 1990 to approximately 37,000 in 2003; and

•	industrial property according to The Las Vegas Perspective, increased from approximately 1,500 properties in 2000 to approximately 2,400 properties in 2003. During this same period industrial classified space increased from approximately 60 million square feet to approximately 79 million square feet.

      Complementing the region’s expanding economic opportunities has been the availability of relatively affordable housing. The attraction and retention of a quality labor force to service the economy depends in part on housing availability. Although home prices have recently risen, median housing prices in Nevada are still below the median price for homes in California, which is the source of three of every five new Nevada residents, according to the Las Vegas Perspective survey. We believe that as housing prices continue to rise in Las Vegas, residential and commercial development will continue to spread in the areas surrounding Las Vegas, such as Nye County, providing opportunities for us to continue our growth.

      Strong economic growth in our primary market area has brought about an accompanying need for infrastructure. In addition to schools, growth in population has created a need for all types of retail services. Commercial stores, gas stations, storage units, restaurants and bars, and clothing stores are among the services that have followed the population growth. We expect to see an increase in medical support facilities and doctors’ offices, especially with the retiree population continuing to grow. Moreover, the increase of products and services at the retail level require additions to the wholesale, warehouse and transportation sectors, all of which present significant lending opportunities.

      Deposit growth has also followed population growth. Clark County saw deposits grow from $10 billion to $24 billion between June 1998 and June 2003, according to the FDIC. Consequently, we have been well positioned to capture some of this deposit growth. Valley Bank’s deposits increased from $79.9 million at December 31, 2000 to $169.8 million at December 31, 2003, a compound annual growth rate of approximately 28%.

Our Strategy

      Our goal is to become a premier commercial bank for the long-term benefit of our shareholders, customers and employees by increasing shareholder value and providing high-quality customer service. From December 1998 to December 2003, we have grown from total assets of $10.3 million to total assets of $186.9 million, while improving our efficiency ratio from 250% to 65%. Over the next five years, we have targeted an annual return on average assets of at least 1%, a double-digit return on average equity and an efficiency ratio of 60% or less. In addition, we intend to manage our net interest margin to a target of 5%. In order to achieve these targets, our goal is to grow our assets approximately 25% and our loan portfolio approximately 20% annually.

      We intend to achieve these results by expanding our business with disciplined execution. Accordingly, we have designed the following principal operating strategy to continue our asset and earnings growth:

Expanding Our Business

      Maintain and increase our customer base by positioning the bank as a premier commercial bank in Southern Nevada. We strive to capitalize on our reputation in the communities we serve by providing our customers with a high degree of personalized service designed to create long-term, profitable relationships. With personalized service, we believe that our customers will continue to come to us for their banking needs and refer to us other sources of business and banking relationships. We believe that our management fosters a corporate culture that supports and encourages all employees to deliver the highest level of service possible to our customers.

      Continue to grow our lending activities. We intend to focus on the greater Las Vegas market to attract additional small and medium size businesses with a need for commercial, construction and real estate lending. We believe the rapid economic growth in Clark County will provide sufficient lending opportunities for us to compete with the myriad of other financial institutions doing business in this region.

      As a result of the proceeds we raise in this offering and contribute to Valley Bank, our legal lending limits will increase, allowing us to originate larger or additional loans to our current customers with strong credit histories who might otherwise be forced to bank with our competitors. Additionally, this increased lending limit will allow us to underwrite larger loans without having to participate a portion of the loan and it may also help us attract new and larger loan customers.

      We will also continue to recruit and hire experienced bankers who bring with them an understanding of Southern Nevada, and Las Vegas in particular, and who have ties to the local communities and loyal customers. We believe that we offer a working environment which embraces, promotes, and develops our employees, as well as competitive compensation. Although Southern Nevada does not have a substantial pool of available commercial bankers, we have successfully recruited seasoned commercial bankers in the past, and believe that we will be able to continue to recruit additional commercial bankers in the future.

      Develop a retail franchise by capitalizing on our commercial lending franchise. The composition of our commercial lending base has historically been different from the composition of our deposit base. In particular, our deposit customers are primarily consumers, rather than commercial businesses. We offer competitive and comprehensive demand and time deposit products designed to meet the varying needs of our customers and we have targeted our deposit products towards this customer base. We intend to continue to offer deposit products to meet the needs of our consumer market, while also increasing our emphasis on attracting retail deposits from our business lending customers. We believe these efforts will continue to provide a consistent source of funds for our commercial lending activities at a lower cost to us, while helping to solidify our relationship approach to banking with our customers. To that end, we have increased our non-interest bearing deposits, most of which comes from our business lending customers, to $45.0 million at June 30, 2004, as compared to $26.8 million at December 31, 2003 and $14.6 million, at December 31, 2002.

      We believe that there are other opportunities in Southern Nevada for generating sources of funds from depositors. As the opportunities arise, we intend to open up new branch locations to service our customers. We believe this growth in our retail presence will assist with the expansion of our core deposit base and fee income, as well as our commercial lending activities. We opened our Pahrump branch in April 2001. At June 30, 2004, our Pahrump branch held $47.8 million in deposits, or 23% of our total deposits.

Disciplined Execution

      Maintain high credit quality. We intend to maintain our high credit quality by continuing to utilize stringent underwriting and credit risk management practices. With the exception of 2002, in which we experienced the default on the Equipment Leasing Loan, our ratio of net loan charge-offs to average loan balances have been minimal. Net charge-offs to total loans for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 were 0.11%, 1.27%, 0.14%, 0.00% and 0.00%, respectively and, with the exception of the alleged fraud, relate primarily to our loan participations in the “flag hotels” (a business we have discontinued). From our opening in October 1998 through June 30, 2004, total net charge-offs, including the alleged fraud, have been $1,583,000, an average of less than $275,000 per year. Through June 30, 2004, we have recovered $320,000 relating to the alleged fraud. Our underwriting standards require that all actual and potential risks of each loan transaction be thoroughly explored. Only when those risks are deemed to be acceptable will we approve a loan. We believe that, given the rate of growth in our market, we can grow our portfolio with quality credits and achieve our long-term credit quality and profitability goals.

      Maintain pricing discipline. We utilize our customer deposits and other interest-bearing liabilities, in combination with actively managing our investment and loan portfolio mix and duration, to maximize our net interest margin while limiting interest rate and market risks. Toward that end, we intend to continue to use our best efforts to match the volume and maturity of our rate sensitive assets to our interest sensitive liabilities to mitigate the adverse effects of rapid changes in interest rates on either side of our balance sheet. To the extent possible, we price our loans and deposits to lock in a fixed interest rate spread that is independent of changing interest rate environments. We will not compound our risk by intentionally assuming more than minimal and unavoidable amounts of interest rate risk. Concurrently, we intend to continue to focus on reducing our reliance on higher cost certificates of deposit by replacing them with lower costing core transaction account deposits.

      Focus on efficiency. In just over five years of operations, we have reduced our efficiency ratio from 129.49% at December 31, 1999, our first full year of operations, to 51.59% at June 30, 2004. We place a high priority on growing our infrastructure to support our actual growth and intend to continue to exercise discipline in managing our expenses and overhead in every area of our operations, focusing carefully on our efficiency ratio and continuing our constant effort to assure a high level of expense control.

Our Business Activities

      We provide banking and other financial services throughout our primary market area to small and medium size businesses, with annual revenues ranging from $1 million to $100 million. Many of these small and medium size businesses provide goods and services, directly or indirectly, to the development of the infrastructure in and around Las Vegas that services the growing population. We also provide a broad range of banking services and products, including personal checking and savings accounts and other consumer banking products, including electronic banking, to our consumers.

Lending Activities

      General. The nature of the commercial banking market in Las Vegas is characterized by a large number of commercial real estate related transactions that require financing. As a result, many community banks that serve this market have a significant concentration of commercial real estate loans, including Valley Bank. Our loan portfolio primarily consists of commercial real estate loans. To a lesser extent, our loan portfolio also includes land loans, commercial and industrial loans, multi-family loans and 1-4 family residential loans.

      Valley Bank’s loans are underwritten using both federal and state guidelines. Interest rates charged by Valley Bank on loans are principally affected by the competition in the market for loans, the risk profile of the various loans, and Valley Bank’s estimate both short and long term interest rate movements. These factors are, in turn, affected by general economic conditions for the nation and our market area, and the monetary polices of the federal government, including the Federal Reserve Board.

      All loans are based on the financial strength of the borrower (typically cash flow and net worth), the secondary source of repayment (usually the collateral securing the loan), and any tertiary support offered by any guarantors. Exceptions to loan policy are approved by the Chief Credit Officer. We believe that all Valley Bank loans are margined adequately (acceptable terms and proper loan to value ratio) based on the level of risk associated with a particular loan type.

      Commercial Real Estate. The majority of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital, for example that are secured by commercial real estate. Our commercial real estate portfolio is categorized by collateral type and includes both commercial real estate and commercial and industrial loans secured by real estate. Loans classified as commercial real estate loans on existing properties totaled $94.8 million, or 53.8% of our loan portfolio, as of June 30, 2004. These loans are primarily term loans with either 3-5 year maturities (commonly referred to as mini-perm loans), or if longer than a 5 year term, loans that reprice every 3 to 5 years to an index plus a margin (i.e. 3 or 5 year treasuries, or the Valley Bank Reference Rate). In general, mini-perms are specifically designed to allow a project to stabilize prior to securing long-term financing. The real estate collateral securing these loans is primarily retail centers, office buildings, industrial facilities, and retail buildings such as convenience stores. They can be owner occupied, or income properties leased to third party lessees. When necessary, Valley Bank underwrites the tenant paying the rent as a tertiary source of repayment. In most instances, estoppels and lease copies are part of the documentation of all income producing properties.

      Valley Bank typically analyzes all commercial real estate term loans as if they were an income properties. Even if the property is owner occupied, to establish value we determine the ability of the rental income or potential market-rate rental income (in the case of owner occupied buildings) to service the debt. All real estate secured term loans require an outside appraisal of the property prior to closing and funding, and those appraisals contain market rent potential for all commercial properties contemplated as collateral for a loan. Valley Bank’s loan policy for this type of credit generally requires that the loan to appraised value and loan to cost ratio (whichever is lower) not exceed 75%. Additionally, the property’s cash flow should have a debt coverage ratio of at least 1.15 to 1 after operating expenses (assuming there are no other negative economic considerations). If the analysis indicates that the project would have a debt coverage ratio of less than 1.15 to 1, Valley Bank will not approve the loan unless there are other sources of repayment that materially add strength to the loan. Valley Bank secures all of its real estate term loans through a first deed of trust which must be insured by adequate title insurance.

      Construction/Land Development Loans. Valley Bank’s construction loan portfolio totaled $28.7 million, or 16.3% of total loans, as of June 30, 2004. While construction financing may be extended on a wide variety of projects, the principal types of construction loans originated by Valley Bank include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants, and on occasion, luxury single-family homes. Construction loans are made only to experienced local developers with whom Valley Bank has sufficient lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs, and contingency funds are appropriate and adequate. As with real estate term loans, if the sensitivity analysis indicates that the project, when completed and stabilized, would have a debt coverage ratio of less than 1.15 to 1, Valley Bank will make the loan only if secondary sources of repayment (outside strength of the borrower, guarantees, other collateral, etc.) materially add strength to the loan.

      In addition to the conditions set forth above, Valley Bank usually approves a construction loan only if a take-out commitment from another known and reputable financial institution, has been secured, or when an internal commitment for permanent financing has been extended by Valley Bank. As with commercial real estate loans, all construction loans require an outside appraisal of the project by an approved appraisal firm. We also typically require that the loan to value ratio not exceed 75%.

      Furthermore, the term of the construction loan cannot exceed the length of time normally required to construct a particular type of property. For example, 18 months is the maximum term for a construction loan depending on the project size and complexity. As with any real estate secured loan, Valley Bank secures all construction loans through a deed of trust insured by title insurance, and also requires builder’s risk insurance.

      Land loans for the purpose of developing a particular property are made only to experienced local developers with whom Valley Bank has sufficient lending history. These loans are for lots or parcels of land that can be developed and sold within two years. Valley Bank’s policy requires that the loan to value ratio should not exceed 75% of the appraised value (based upon the appraisal by a approved outside appraisal firm) of the developed land, or the cost of the property and improvements, whichever is lower. We also normally require the borrower to either have a cash investment in the project equal to at least 25% percent of the cost of the project, or own the land for at least three years to establish an equity position. These land loans generally do not have a term longer than 18 months. All lot sales are managed through a title company with proceeds applied toward the repayment of the loan as specified in the loan documents. Valley Bank secures the loan through a deed of trust insured by title insurance.

      Construction loans and land development loans are managed through a third-party construction control company to insure that the project stays on budget. The budget is reviewed prior to funding by the responsible loan officer for accuracy, and a sufficient contingency allotment is made depending on the type of project. The contractor is reviewed prior to funding to determine whether they have the ability to complete the improvements on budget and on time. The contractors are typically known to us, however, we occasionally request financial information on a contractor as additional due diligence.

      Raw Land Loans. Valley Bank also extends “raw land” loans only to a borrower who can support the monthly payments to repay the loan in full within five years or less. The source of repayment is usually from income other than the expected sale of the raw land securing the note. We occasionally make exception to this policy for loans to experienced local developers with whom Valley Bank has a lending history. Those developers inventory land for development into lots or project construction within 18 months. The loan to value ratio for raw land loans normally does not exceed 50 percent of the appraised value based upon a qualified outside appraisal, or 50% of the purchase price, whichever is lower. All of these loans are current and performing in accordance with their respective loan agreements. As of June 30, 2004, these loans totaled $15.4 million, or 8.7% of total loans.

      Commercial and Industrial Loans. In addition to real estate related loan products, Valley Bank also originates commercial and industrial loans, including working capital lines of credit, inventory and accounts receivable lines, equipment loans, and other types of term loans normally associated with commerce. The terms of these loans typically range from one to five years with interest rates both fixed and variable. If variable, they are tied to the Valley Bank Reference Rate (our in-house reference interest rate) plus a margin. Fixed rate loans carry a maturity date from 3 to 5 years. Commercial and industrial loans totaled $31.7 million (or 18.0% of total loans), as of June 30, 2004. Our typical commercial loan customer is a manufacturing company, contractor, retailer, or service company in the greater Las Vegas area.

      Underwriting guidelines for commercial business loans include an evaluation of the borrower’s operation and management, specific use of the loan proceeds and a proper identification of the repayment source. The loan proceeds are advanced against security interests in current and longer-term assets, and equipment loans are advanced against underlying specific equipment. Guaranties are almost always required from the principals of corporate borrowers.

      In addition to term loans, Valley Bank also offers commercial revolving lines of credit to finance accounts receivable and inventory on a short-term basis, usually a year or less. This short term financing enables borrowers to finance their cash needs during a business cycle and repay as cash is collected from their customers. As of June 30, 2004, we had $37.1 million in unfunded lines of credit approved (includes all lines of credit and construction lines secured by real estate, but excludes financial standby letters of credit).

      Other. Total loans in this category as of June 30, 2004, were $5.6 million. These include $0.4 million of loans secured by multi-family residential property, $3.9 million secured by single-family residential property and $1.2 million in consumer loans. The single-family residential category includes $2.6 million of loans made to business owners for working capital purposes, using their residential real estate equity as collateral. The balance of the category represents short-term loans to builders to finance model homes in single-family developments.

      As noted above, our loan portfolio includes a small percentage of consumer loans. These loans were made primarily as an accommodation to our business customers and as a result of business-related referrals. Our consumer loan portfolio consists primarily of auto loans, cash secured loans, and loans secured by securities. At present, Valley Bank is not encouraging or emphasizing the origination of consumer loans. We may at some future date decide to pursue and develop this type of lending, however, no assurances can be made whether Valley Bank will more aggressively pursue consumer lending or whether it will continue as primarily a business bank. At June 30, 2004, our consumer loan portfolio totaled $1.2 million, or 0.7% of our total loan portfolio.

      Loans to One Borrower. The maximum amount that Valley Bank may lend to one borrower is limited by state law. At June 30, 2004, Valley Bank’s limit on loans to one borrower was approximately $4.8 million. Assuming that we raise $15 million in this offering, net of expenses, the full exercise of the over-allotment option, and that we contribute $13-$14 million to Valley Bank as equity, our loan limit to one borrower will increase from approximately $4.8 million to between $8.0 and $8.3 million (based on June 30, 2004 results). This increase will enable Valley Bank to compete for larger credit relationships that we were not able to compete for prior to this offering, and will also enable us to transact additional business with our existing clients.

      Origination and Sources of Loans. The majority of our loans are originated by our senior business development officers. These officers have extensive business contacts in our markets because they have been successful commercial bankers in Las Vegas for many years. The average commercial lending experience of our business development officers is in excess of 20 years. Most of our customers have multiple relationships with Valley Bank, and are a source of future business both by referrals to us and by word of mouth. This enables us to leverage our customer base.

      Participations. Valley Bank has relationships with other banks through senior management which enables us to sell any portion of credits that would be too large for Valley Bank to keep on its own books. Local community banks often ask Valley Bank to participate in credits originated by them. Participations among local community banks in the area are a significant part of commercial banking in our market area and allow local community banks to compete for many of the larger loans in the Las Vegas market. As required by bank regulators, every loan is independently underwritten by Valley Bank, regardless of origin.

      As a small community bank, Valley Bank opened its first office in Henderson, Nevada, with a local consumer deposit base and lending that initially included buying participations led by other local community banks. In order to supplement loan volume, Valley Bank also bought some participations from a banker’s bank of which it was a customer, an Arizona bank known to management, and from a large loan syndicator. These participations included credits for hotels located in both Nevada and California. Valley Bank also bought certain participations in Arizona. Participations at this point in time were used primarily as an alternative to investment securities in terms of yield and deployment of excess funds. Participations as a percentage of total loans peaked as of March 31, 2001, when the participations bought were 38% of our total loan portfolio. As our deposit base increased with additional branches, our lending expanded from participation credits to local commercial and commercial real estate loans.

      Many of the graded loans and delinquencies experienced during Valley Bank’s history have been loans bought as participations from the large loan syndicator. Of the eight loans bought from this source, six have been classified and/or non-performing loans. Of those six, three resulted in net charge-offs of $419,000. The peak of our exposure to this syndicator’s loans was at June 30, 2002, when our total loan participations outstanding were just under $6.6 million. All three of these loans were made to “flag hotel” properties, one loan in Nevada, and two loans in California, which experienced problems after September 11, 2001. We have worked out of the majority of the problem credits in the hotel industry as of June 30, 2004. As a result, we have decided not to purchase participations unless the lead institution owns a significant piece of the loan.

      While the remainder of our participation portfolio contains some hotel properties, these hotels are located in San Francisco, California and were purchased from banks in that area. All of these loans are currently performing in accordance with their terms. As described above, Valley Bank continues to buy and sell participations, primarily in Nevada, from local community banks. Going forward, Valley Bank intends to purchase and sell loans as needed, under those conditions previously described.

      Lending Procedures and Credit Approval Process. Almost all of the loans are generated through Valley Bank’s business development officers. These officers gather a complete loan package, and work with the underwriter to produce a loan presentation. The Chief Credit Officer is often consulted to determine structure, rate and feasibility early in the process.

      The Chief Credit Officer oversees all of the lending functions at Valley Bank, approves operational overdrafts, manages ongoing litigation against delinquent borrowers, monitors the representation of the interests of Valley Bank in customer bankruptcy proceedings, manages Valley Bank’s business development efforts, meets with commercial customers on a regular basis, and suggests loan policy changes to the board of directors.

      The Credit Administration Officer oversees the loan review process for Valley Bank, gathers updated financial information, conducts periodic review of real estate values, and prepares the annual check for grade accuracy on term loans. The Credit Administration Officer also prepares economic information and a monthly portfolio review for the Chief Credit Officer, who in turn uses such information to prepare a monthly report to our board of directors. Each quarter the Credit Administration Officer assists the Chief Credit Officer in preparing reports on supervised credits in the loan portfolio.

      The Credit Administration Officer can approve all credits without any policy exceptions up to $500,000. Although he has credit authority, it is selectively used. In most cases the credit administrator uses his authority to approve short-term renewal or extensions on existing loans. He reviews all credits for accuracy and content for credit approvals in excess of $500,000.

      If a loan request exceeds $500,000, or if the Credit Administration Officer declines a loan request, then such request is referred to (i) the Chief Credit Officer for approvals up to $750,000, (ii) the Bank Loan Committee (made up of the Chief Executive Officer, Chief Credit Officer, and Credit Administration Officer) for approvals up to $3,500,000, or (iii) the Directors’ Loan Committee for approvals up to Valley Bank’s legal lending limit (approximately $4.8 million as of June 30, 2004).

      The Chief Credit Officer and the Chief Executive Officer both have the ability to extend any credit for an additional 90-days for renewal purposes, short term renewals, etc. (with no additional monies advanced). The Chief Executive Officer also has a $750,000 credit limit similar to that of the Chief Credit Officer. The Chief Executive Officer generally exercises his authority only in the absence of the Chief Credit Officer.

      All commercial loans, industrial loans and term real estate loans above $750,000 are reviewed annually either by the Chief Credit Officer, Credit Administration Officer or appropriate loan committee.

      The following table sets forth the composition of our loan portfolio by the type of loan at the dates indicated:

			At December 31,

	At June 30, 2004		2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Construction and land development loans	$28,742	16.31%	$21,324	15.70%	$17,862	15.55%	$10,452	11.16%
Raw land loans	15,376	8.73%	18,446	13.57%	12,542	10.93%	3,943	4.21%
Commercial real estate loans(1)	94,779	53.79%	65,793	48.42%	50,066	43.62%	45,073	48.13%
Commercial and industrial loans	31,714	18.00%	24,900	18.32%	26,310	22.92%	29,310	31.30%
Other loans	5,589	3.17%	5,420	3.99%	8,009	6.98%	4,871	5.20%

Total loans	176,200	100.00%	135,883	100.00%	114,789	100.00%	93,649	100.00%

Allowance for loan losses	(1,940)		(1,563)		(1,222)		(947)
Unearned net loan fees	(733)		(525)		(488)		(530)

Net loans	$173,527		$133,795		$113,079		$92,172

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

      The following table sets forth information at June 30, 2004 and December 31, 2003 regarding the dollar amount of loans maturing in our investment portfolio based on the contractual terms to maturity or scheduled amortization, excluding potential prepayments.

	At June 30, 2004				At December 31, 2003

	Due 1 year	Due 1 to	Due 5 years		Due 1 year	Due 1 to	Due 5 years
	or less	5 Years	or more	Total	or less	5 Years	or more	Total

	(Dollars in thousands)
Construction and land development loans	$22,401	$4,437	$1,904	$28,742	$20,374	$77	$873	$21,324
Raw land loans	12,230	1,810	1,336	15,376	11,318	7,065	63	18,446
Commercial real estate loans(1)	8,129	20,970	65,680	94,779	8,988	14,055	42,750	65,793
Commercial and industrial loans	19,787	8,413	3,514	31,714	15,377	5,848	3,675	24,900
Other loans	2,977	2,184	428	5,589	4,322	981	117	5,420

Total loans	$65,524	$37,814	$72,862	$176,200	$60,379	$28,026	$47,478	$135,883

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

      The following table sets forth the dollar amount of total loans held for investment due more than one year from June 30, 2004, and from December 31, 2003 as shown in preceding tables, which have fixed interest rates or floating or adjustable interest rates.

	At June 30, 2004			At December 31, 2003

		Floating			Floating
		or			or
	Fixed	Adjustable		Fixed	Adjustable
	Rate	Rate	Total	Rate	Rate	Total

	(Dollars in thousands)
Construction and land development loans	$824	$5,517	$6,341	$558	$392	$950
Raw land loans	1,095	2,051	3,146	1,791	5,337	7,128
Commercial real estate loans(1)	5,589	81,061	86,650	2,991	53,814	56,805
Commercial and industrial loans	5,462	6,465	11,927	2,471	7,052	9,523
Other loans	920	1,692	2,612	710	388	1,098

Total	$13,890	$96,786	$110,676	$8,521	$66,983	$75,504

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

Asset Quality

      General. Valley Bank maintains a loan grading system consisting of eight different categories. The first three are considered satisfactory. The other five grades range from a “Watch” category to a “Loss” category. Grading is checked annually for the majority of the portfolio through an audit process originated at the credit administration level of the bank, and by periodic audits by an independent firm. This process insures a current assessment of the portfolio at the end of each quarter.

      All loan commitments are reviewed or approved by the Loan Committee of the Board of Directors, or by the Board as a whole. The Chief Credit Officer and Senior Credit Administration Officer review all classified assets monthly to determine if the reserve allocated is sufficient based on the heightened risk. Policy guidelines are approved by the Board of Directors.

      Loan Delinquencies. When a borrower fails to make a committed payment, Valley Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contact is generally made prior to the 15th day after a payment is due, at which time a late payment is assessed. In most cases, deficiencies are cured promptly. The loan is reported as past due when it exceeds 30 days delinquency. If the loan is protected by collateral of sufficient value, Valley Bank will generally wait 90 days following delinquency to initiate foreclosure. If the loan is not protected by collateral of sufficient value, Valley Bank will initiate foreclosure, or take whatever steps are deemed necessary to protect its interests, prior to 90 days following delinquency.

      Non-performing Loans. Non-performing loans are defined as non-accrual loans and loans 90 days or more overdue but still accruing interest. Troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments. Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual, which is generally when the loan becomes 90 days delinquent. When any such loan is placed on non-accrual status, previously accrued but unpaid interest will be deducted from interest income. At June 30, 2004, we had no non-accrual loans. At December 31, 2003, 2002 and 2001, we had non-performing loans of $0.8 million, $536 thousand and $2.4 million, respectively.

      The following tables set forth information regarding non-accrual loans, loan past due 90 days, and restructured loans and the amount of interest income that would have been recognized if such loans had not been placed on non-accrual status on the dates indicated.

	Nonaccrual, Past Due and
	Restructured Loans

	At	At December 31,
	June 30,
	2004	2003	2002	2001

	(Dollars in thousands)
Nonaccrual	$—	$704	$465	$2,265
Past due 90 days or more	—	100	71	116
Restructured loans	—	—	—	—

Total	$—	$804	$536	$2,381

	Gross Interest Income and
	Recognized Interest Income

	For the		For the
	Six Months Ended		Year Ended
	June 30, 2004		December 31, 2003

	Gross	Recognized	Gross	Recognized

	(Dollars in thousands)
Nonaccrual	$—	$—	$54	$6
Past due 90 days or more	—	—	7	7
Restructured loans	—	—	—	—

Total	$—	$—	$61	$13

      Classified Assets. Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets, and, if appropriate, classify them. Valley Bank has established four classifications for potential problem assets:

•	Watch List. Generally these are assets with some moderate, short-term weakness or suspected change in financial condition that should be corrected within six months. Valley Bank will either upgrade the credit during that period, or downgrade the credit to a more severe grade as appropriate.

•	Special Mention. These assets have potential weaknesses that deserve the attention of management, but the issues are not strong enough to consider a more severe grade. Usually, this is a long-term problem that is likely to remain, with significant improvement or deterioration not expected. These loans have an adequate source of repayment or are protected by collateral.

•	Substandard. These assets have one or more defined weaknesses, and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. These assets are usually protected by collateral value, or tertiary support from a guarantor. These assets are characterized by the distinct possibility that Valley Bank will sustain some loss if such weakness or deficiency is not corrected.

•	Doubtful. These assets have an extremely high possibility of loss, which is not determinable as to the amount or timing. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as “Loss” and charged off.

•	Loss. These assets are considered uncollectable, and of such little value that carrying the asset on the books is not warranted. This classification does not mean that the asset has no eventual recovery or salvage value, but rather that it is not practical or desirable to defer writing off the asset, even though partial recovery may be affected in the future.

      Classified loans at June 30, 2004 were composed of the following:

Watch List	$2,895,409
Special Mention	2,676,189
Substandard	—
Doubtful	—
Loss	—

Total	$5,571,598

      Allowance for Loan and Lease Losses. Valley Bank must maintain an adequate allowance for loan losses (“ALLL”) based on a comprehensive methodology that fairly and accurately assesses the probable losses inherent in the loan portfolio. The appropriateness of both the methodology and the adequacy of the allowance is the responsibility of the Chief Credit Officer as mandated by the Board of Directors.

      Each quarter end, the Chief Credit Officer must assess the methodology and adequacy of the reserve, representing that it meets banking regulations and generally accepted accounting standards.

      Like all financial institutions, we maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, change in volume and mix of loans and collateral values. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on collateral securing the credits, and the historical loss experience in the banking system in those categories.

      Many of the graded loans and delinquencies experienced during Valley Bank’s history have been loans bought as participations from other institutions. At present, the only industry that seems to be a consistent problem for us is the hotel industry outside of Nevada. We have worked out of the majority of the problem credits in the hotel industry. Participations are currently limited to local/regional banks that lead the credit with a significant portion of the credit held by them.

      Since Valley Bank has neither extensive loss history with segregation nor a large sample of loans from inception to charge off, Valley Bank does not use migration analysis to accurately anticipate future losses through that method. Valley Bank relies heavily on the statistics provided through the FDIC regarding loss percentages experienced by banks in the Western United States to establish potential risk based on collateral type securing each loan. As additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Finally, we closely examine each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for that particular credit.

      Valley Bank periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

      The allowance for loan and lease losses reflects management’s judgment of the level of allowance adequate to absorb probable credit losses inherent in Valley Bank’s loan portfolio. The board of directors of Valley Bank has approved a policy formulated by management for a systematic analysis of the adequacy of the allowance. The major elements of our policy are: (i) a quarterly analysis of the amounts; (ii) approval by the board of directors of the quarterly analysis; and (iii) division of the reserve into specific allocation and unspecified reserve portions. The analysis is based on management’s assessment of the historic rate of losses, within our portfolio as well as the industry, in addition to concentration, segmentation, regional economic conditions, non-performing loan and asset levels, past due status, composition of the portfolio, and other factors.

      Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis (at least every 90 days) thereafter. This evaluation is documented in a problem asset status report relating to a specific loan or relationship. Specific allocation of reserves considers the value of collateral, the financial condition of the borrower, and industry and current economic trends. We review the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by the real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

      General Allowances. Because loss experience at Valley Bank lacks the breadth and depth to establish a meaningful migration analysis, we have relied on statistics provided by the FDIC to analyze our loss potential. Using those factors, we have assigned a reserve factor to each type of collateral. These factors are applied toward the different portions of the loan portfolio made up of those different collateral types. The aggregate of those amounts measure the relative risk in the portfolio “pool” based on collateral types. We assume a homogenous loan portfolio based on collateral. If a particular type of collateral or geographic area carries a heightened risk, we evaluate all of the individual credits within that particular “pool” for the amount of reserve needed.

      At least annually, every credit relationship over $750,000 gets reviewed for accuracy of grade using the Significant Credit Annual Review report. During this review, updated financial information is obtained and analyzed, and the collateral is scrutinized for any deterioration in value.

      The following table sets forth the activity in our allowance for loan and lease losses for the periods indicated.

	At or For the
	Six Months Ended		At or For the
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Balance at the beginning of period	$1,563	$1,222	$1,222	$947	$722
Charge-offs:
Construction and land development loans	(169)	—	—	—	(96)
Raw land loans	—	—	—	—	—
Commercial real estate loans(1)	(150)	—	—	—	—
Commercial and industrial loans	(100)	(95)	(138)	(1,318)	(19)
Other loans	(8)	(4)	(12)	(3)	—

Total charge-offs	(427)	(99)	(150)	(1,321)	(115)
Recoveries:
Construction and land development loans	—	—	—	—	—
Raw land loans	—	—	—	—	—
Commercial real estate loans(1)	2	—	—	—	—
Commercial and industrial loans	416	2	13	—	—
Other loans	—	—	—	—	—

Total recoveries	418	2	13	—	—
Net (charge-offs)/recoveries	(9)	(97)	(137)	(1,321)	(115)
Additions charge to operations	386	193	478	1,596	340

Balance at end of period	$1,940	$1,318	$1,563	$1,222	$947

Allowance for loan losses as a percent of total loans	1.11%	1.00%	1.15%	1.07%	1.02%

Ratio of net charge-offs/(recoveries) to average loans — annualized	0.01%	0.16%	0.11%	1.27%	0.14%

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

      The following table sets forth information concerning the allocation of our allowance for loan losses, which is maintained on Valley Bank’s loan portfolio, by loan category at the dates indicated.

			At December 31,

	At June 30, 2004		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in		Loans in
		Each		Each		Each		Each
		Category to		Category to		Category to		Category to
		Total		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Construction and land development loans	$484	16.31%	$503	15.70%	$178	15.55%	$124	11.16%
Raw land loans	78	8.73%	46	13.57%	107	10.93%	34	4.21%
Commercial real estate loans(1)	595	53.79%	548	48.42%	607	43.62%	495	48.13%
Commercial and industrial loans — not secured by real estate	733	18.00%	443	18.32%	264	22.92%	253	31.30%
Other loans	50	8.17%	23	3.99%	66	6.98%	41	5.20%

Total	$1,940	100.00%	$1,563	100.00%	$1,222	100.00%	$947	100.00%

(1)	Includes commercial real estate loans and commercial and industrial loans secured by real estate.

      We consider many factors to determine the amount and allocation of the allowance for loan losses. Losses experienced recently in peer banks are lower than the historical five-year average losses due to an improving economy, especially in the Las Vegas area. Loss ranges are based on the losses experienced by comparable banks throughout the United States, with total assets under $3 billion. We use this sample to generate a ratio in each category for use in our estimates. The limited nature of the historical losses at Valley Bank does not allow any form of migration analysis because such losses resulted primarily from a single loan (the Equipment Leasing Loan), and other losses do not provide a sufficiently large sample to predict future events. As a result, our allowance is determined using statistical information relating to the western region and the United States as a whole, and the experience and judgment of management.

      For commercial banks generally, the “Commercial and industrial loans not secured by real estate” category is the highest risk category. This category has been the largest historical source of losses for Valley Bank. As a result, we make this category our highest risk allocation for the allowance for loan losses.

      Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. Construction activity in the Las Vegas area is currently intense, presenting challenges in the timely completion of projects. With any unanticipated problems, a project can be delayed for an extended period, as unscheduled work can be difficult to accomplish due to the high demand for construction workers, and delays associated with permitting issues. For these reasons, a higher allocation is justified in this loan category.

      Our Commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and special purpose. Such properties are margined properly and have proven ability to service debt. Most of these properties are below securitization levels (that is, such loans are too small in size to be securitized for resale in the secondary loan market) and thus carry a higher risk premium, and an allocation slightly higher than loss percentage would indicate.

Investment Activities

      The investment portfolio serves several purposes: (i) it provides liquidity to mitigate uneven cash flows from the loan and deposit activities of customers; (ii) it provides a source of pledged assets for securing public deposits and borrowed funds; (iii) it is a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of ours; (iv) it is an alternative interest-earning use of funds when loan demand is light; and (v) it may provide partially tax exempt income.

      The major components of our investment portfolio are: (i) “Fed Funds Sold”, which are temporary overnight sales of excess funds to correspondent banks, (ii) interest-bearing deposits at other financial institutions and (iii) investment securities. Interest-bearing deposits at other financial institutions consist of certificates of deposit and money market deposit accounts spread over many financial institutions to take advantage of 100% Federal Deposit Insurance coverage. These interest-bearing deposits totaled $10.8 million at June 30, 2004, $14.9 million at December 31, 2003, $8.1 million at December 31, 2002 and $2.7 million at December 31, 2001. All of these interest-bearing deposits have a maturity date of two years or less per our investment policy limits.

      All of our investment securities are classified as “available-for-sale” pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity.

      Our investment securities portfolio is primarily composed of US Agency issues with small amounts in mortgage-backed securities and adjustable rate mortgages mutual fund. The relative distribution of these groups within the overall portfolio has varied over the periods noted in the table to follow.

      Valley Bank’s securities portfolio is managed in accordance with guidelines set by Valley Bank’s Investment Policy. Specific day-to-day transactions affecting the securities portfolio are managed by Valley Bank’s chief executive officer and chief financial officer in accordance with a comprehensive written Investment Policy. These securities activities are reviewed monthly or more often, as needed, by Valley Bank’s Management Asset Liability Committee and are reported monthly to Valley Bank’s board of directors.

      The Investment Policy, which addresses strategies, types and levels of allowable investments and which is reviewed and approved annually by Valley Bank’s board of directors, authorizes Valley Bank to invest in a variety of highly liquid, investment grade fixed-income, U.S. Government and agency securities and other investment securities, subject to various limitations. The Investment Policy limits the amount Valley Bank can invest in various types of securities, places limits on average lives and durations of Valley Bank’s securities, and limits the securities dealers that Valley Bank can conduct business with.

      Although our policies permit us to invest in any investment grade securities, as of June 30, 2004, all of our investments have consisted of AAA-rated U.S. Government agency and mortgage-backed securities that are insured or guaranteed by U.S. government agencies or government-sponsored enterprises. At June 30, 2004, our consolidated securities portfolio consisted of $11.8 million of U.S. Government agency securities, $0.9 million of mortgage-backed securities.

      The following tables set forth the composition of the securities portfolio and the securities maturity distribution of the consolidated securities portfolio at the periods indicated. The securities are shown at fair value and unrealized gains and losses are excluded from earnings and are reported net of deferred taxes in accumulated other comprehensive income as a component of stockholders’ equity.

	At	At December 31,
	June 30,
	2004	2003	2002	2001

	(Dollars in thousands)
US Treasury securities	—	—	—	$728
US Government agency securities	11,837	19,006	3,029	—
Mortgage backed securities	922	—	—	—

Total	$12,759	$19,006	$3,029	$728

	At June 30, 2004

			Over One Year		Over Three Years		Over Five Years
	Twelve Months		Through		Through		Through		No Stated
	or Less		Three Years		Five Years		Ten Years		Maturity

	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)

	(Dollars in thousands)
US Government agency securities	$—	0.00%	$10,853	2.38%	$984	3.00%	$—	0.00%	$—	0.00%
Mortgage backed securities	—	0.00%	—	0.00%	—	0.00%	922	3.69%	—	0.00%

Total	$—	0.00%	$10,853	2.38%	$984	3.00%	$922	3.69%	$—	0.00%

(1)	Weighted yield.

Sources of Funds

      General. Valley Bank’s primary sources of funds for use in its lending and investing activities consist of deposits, and maturities and principal and interest payments on loans and securities. In addition, proceeds raised by us from sales of common stock have been down streamed into Valley Bank in order to provide additional equity to support the bank’s operations. We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be the most cost effective, consistent with our asset and liability management policies.

      Deposits. An important balance sheet component impacting our net interest margin is the composition and cost of our deposit base. We can improve our net interest margin to the extent that growth in deposits can be focused in the less volatile and somewhat more traditional core deposits, which are non-interest bearing demand, NOW accounts, savings accounts, money market deposit accounts and time deposits under $100,000. We attempt to price our deposit products in order to promote deposit growth and satisfy Valley Bank’s liquidity requirements and offer a variety of deposit products in order to satisfy our clients’ needs.

      Through our branches in Las Vegas, Henderson and Pahrump, Nevada, we provide a wide array of deposit products. We have historically relied upon, and expect to continue to rely upon, deposits to satisfy our needs for sources of funds. We offer regular checking, savings, NOW and money market deposit accounts; fixed-rate, fixed maturity retail certificates of deposit ranging in terms from 30 days to five years; individual retirement accounts and non-retail certificates of deposit consisting of jumbo (generally greater than or equal to $100,000 certificates).

      We have tailored certain products to address the banking requirements of targeted portions of our customer base, such as our “Senior Gold” Checking Account, a no-fee checking account for persons over the age of 50, which, at June 30, 2004, was utilized by over 1,900 customers.

      For business customers we provide courier service to pick up non-cash deposits, and for those customers that use large amounts of cash, we arrange for armored car and vault service.

      We have historically relied on higher interest bearing certificates of deposit to attract deposit market share and provide us with a source of funds. Recently, we have begun to replace higher cost certificates of deposit with lower costing core transaction account deposits. At June 30, 2004, our deposit portfolio was comprised of 21.6% non-interest bearing deposits, as compared to 15.8% at December 31, 2003 and 10.4% at December 31, 2002. We intend to continue our efforts at attracting deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin.

      Valley Bank’s growth of deposit accounts in the demand, NOW, and time deposit areas has primarily come from new customers walking into a branch facility, previous customers well known to staff or management bringing their relationships to Valley Bank, or as the result of calls made by staff, officers, or directors to certain prospective or potential customers. We strive to establish both deposit and loan relationships with all of our customers.

      Valley Bank offers a variety of deposit products and services at competitive interest rates. Valley Bank utilizes traditional marketing methods to attract new clients and deposits, including various forms of advertising. Some of Valley Bank’s jumbo time deposits and other deposits are also obtained through the posting of deposit rates on national computerized bulletin boards and through the Internet. We use this primarily as a short-term source of funding when our loan growth requires immediate funding that cannot be met through our retail franchise. Typically, these time deposits are replaced over time with core deposits as we expand our deposit base in response to the needs of our loan demand.

      Valley Bank’s current deposit products include regular checking, savings, NOW and money market deposit accounts; fixed-rate, fixed-maturity retail time deposits ranging in terms from 30 days to five years; individual retirement accounts; and non-retail time deposits consisting of jumbo certificates that are generally greater than or equal to $100,000.

      As of June 30, 2004, we had $84.8 million of time deposits, consisting of $50.7 million with balances less than $100,000 and $34.1 million of jumbo certificates. Since December 31, 2001, Valley Bank has reduced its reliance on time deposits and has been promoting its non-time deposit products, which has proved successful in attracting a significant amount of such deposits. At June 30, 2004, our non-time deposit accounts totaled $123.8 million, or 59.3% of total deposits, as compared to $101.4 million or 59.7% at December 31, 2003, $65.0 million or 46.4% at December 31, 2002 and $41.5 million, or 44.2% at December 31, 2001.

      Since December 31, 2001, Valley Bank has increased its emphasis on attracting retail deposits from both business and high net worth private client relationships. Valley Bank’s money market deposit accounts are obtained from both businesses and high net worth individuals, families, and trusts. Valley Bank has been successful in attracting deposits from our business lending relationships. These businesses include property management companies, community associations, title and escrow companies, law firms and other middle-market businesses. Valley Bank intends to continue to focus on such clients as well as middle market businesses in and around its market area.

      The following table reflects the average rates and average balance of Valley Bank’s deposit categories for the periods indicated.

	At June 30,				At Years Ended December 31

	2004		2003		2003		2002		2001

		Average		Average		Average		Average		Average
	Average	Rate	Average	Rate	Average	Rate	Average	Rate	Average	Rate
	Balance	Paid(1)	Balance	Paid(1)	Balance	Paid(1)	Balance	Paid(1)	Balance	Paid(1)

	(Dollars in thousands)
Noninterest-bearing demand deposits	$34,534	—%	$17,065	—%	$19,369	—%	$11,529	—%	$7,436	—%
Interest-bearing demand deposits	67,410	0.82%	51,210	1.40%	56,504	1.10%	37,010	1.59%	23,975	2.76%
Savings deposits	10,656	0.49%	8,045	1.18%	8,478	0.83%	6,135	1.34%	4,843	2.31%
Time deposits $100,000 or more	32,241	2.27%	30,511	3.13%	29,617	2.94%	22,976	3.71%	18,297	5.04%
Other time deposits	50,972	2.48%	46,192	3.35%	44,491	3.13%	40,193	4.27%	33,914	6.52%

Total interest-bearing deposits	161,279	1.61%	135,958	2.44%	139,090	2.12%	106,314	3.05%	81,029	4.82%

Total deposits	$195,813	1.33%	$153,023	2.17%	$158,459	1.86%	$117,843	2.75%	$88,465	4.43%

(1)	Annualized.

      The following table reflects deposit ending balances by category as of the dates indicated.

			At December 31,

	At June 30, 2004		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of
	Amount	Deposits	Amount	Deposits	Amount	Deposits	Amount	Deposits

	(Dollars in thousands)
Transaction accounts:
Savings accounts	$11,637	5.58%	$9,557	5.63%	$7,149	5.11%	$5,352	5.70%
Money market deposit accounts	50,631	24.27%	50,194	29.55%	31,291	22.35%	20,870	22.21%
NOW accounts	16,487	7.90%	14,817	8.73%	11,908	8.50%	6,353	6.76%
Noninterest-bearing demand accounts	45,037	21.59%	26,839	15.81%	14,610	10.43%	8,922	9.50%

Total transaction accounts	123,792	59.34%	101,407	59.72%	64,958	46.39%	41,497	44.17%

Time Deposits:
90-day	382	0.18%	218	0.13%	67	0.05%	222	0.24%
180-day	3,603	1.73%	3,330	1.96%	3,450	2.46%	3,108	3.31%
One-year	51,191	24.53%	31,001	18.26%	37,127	26.51%	34,319	36.52%
Over one year	29,664	14.22%	33,842	19.93%	34,434	24.59%	14,803	15.76%

Total time deposits	84,840	40.66%	68,391	40.28%	75,078	53.61%	52,452	55.83%

Total Deposits	$208,632	100.00%	$169,798	100.00%	$140,036	100.00%	$93,949	100.00%

      The following table sets forth the maturities of Valley Bank’s time deposits having principal amounts of $100,000 or more at June 30, 2004.

Amount

(In thousands)
Three months or less	$5,874
Over three through six months	6,478
Over six through twelve months	20,732
Over twelve months	1,070

Total	$34,154

      Borrowings. We may occasionally use our Fed funds line of credit and short-term Federal Discount Window borrowings to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. The borrowing line at the Federal Discount Window is dependent on the level of pledged collateral. There was a total of $11.6 million available from this source at June 30, 2004 and December 31, 2003. An uncommitted line of credit of $6.0 million is available from our correspondent bank as of June 30, 2004 As of June 30, 2004 and December 31, 2003, no funds had been drawn from either of these sources.

      Other borrowed funds as of June 30, 2004, consisted of a $486,000 note payable to a third party, which we entered into in connection with the purchase of our Sahara Branch office in Las Vegas. This note carries an interest rate of 7.13% with a remaining term of 9 years and 1 month.

      Since growth in core deposits may be at intervals different from loan demand, we may follow a pattern of funding irregular growth in assets with overnight borrowings, which are then replaced with core deposits. This temporary funding source is likely to be utilized for generally short-term periods, although no assurance can be given that this will, in fact, occur.

Other Banking Services

      As a community bank, our services are designed to make banking with us easy and convenient. Our branch facilities offer personalized services five days a week. We also offer ATMs at each of our branch locations, telephonic banking services and Internet banking.

      In 2004, we began to offer Internet banking through our “ebank.” Our eBank’s standard Internet banking service allows customers to check balances and transaction activity on checking, savings, certificate of deposit, and loan accounts. Customers can also transfer funds between accounts, see and print previous bank statements, view transactions within date ranges, and place stop payment requests or check the status of stop payments.

      Qualified business customers can utilize Valley eBank Cash Management that provides our standard Internet banking service plus the ability to control access for multiple users, process interbank domestic wire transfers, and originate ACH transactions to any domestic bank or for EFTPS tax payments. We are working with our service provider to provide electronic bill payment capability by the end of 2004.

      We also now offer residential mortgage lending using a third-party vendor. Valley MortgageLine is a web-or-telephone based residential mortgage service operated by MoneyLine Lending Services of Irvine, California. MortgageLine was added to the Valley Bank package of products and services in early 2004 as a seamless conduit for consumer mortgage products, including a broad menu of competitively priced loan programs. We do not underwrite mortgage loans, but receive a fee from this service.

      A prospective borrower can access application or pre-qualification screens via direct link from the Valley Bank website, via toll-free telephone, or with the assistance of a Valley Bank Customer Service Representative. All application, origination and disclosure documents are generated by Valley MortgageLine and the toll free telephone number (to Irvine headquarters) is answered “Valley MortgageLine”.

      Valley Bank Customer Service personnel have been trained to assist applicants through the application process, gathering support documents, and sending via facsimile to “the mortgage department”, where applications are tracked, underwritten, documented, and sold to the secondary mortgage market.

      The target markets for this service include the entire customer and prospect base of Valley Bank, including its homebuilder/borrowers. Valley Bank receives a  3/8 of 1% fee for providing this service.

Our Concentrations/ Customers

      No individual or single group of related accounts is considered material in relation to our assets or deposits or in relation to our overall business. However, approximately 81.3% of our loan portfolio at June 30, 2004 consisted of real estate-secured loans, including commercial loans secured by real estate, construction loans and real estate mortgage loans. Moreover, our business activities are currently focused in the Clark and Nye County areas of Nevada, including Las Vegas. Consequently, our business is dependent on the trends of this regional economy, and in particular, the commercial and residential real estate markets. At June 30, 2004 we had 65 loans in excess of $1 million each, totaling $111.4 million or 63.2% of our loan portfolio.

Our Competition

      The banking and financial services business in Southern Nevada generally and in Las Vegas in particular, is highly competitive. The increasingly competitive environment is a result primarily of growth in start-up banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits, and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.

      Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to consumers.

      Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.

      Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

Legal Proceedings

      There are no major pending legal proceedings to which we or Valley Bank is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. We are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters from time to time in the future.

Properties

      Valley Bank owns the bank building at 370 North Stephanie Street, Henderson, Nevada. In addition to the approximately 9,000 sq. ft. two-story building, Valley Bank owns approximately 0.8 acres of land on which the building stands. This building and land is not subject to any mortgage or encumbrance.

      Valley Bank also owns the bank building, of approximately 5,700 sq. ft., at 3500 W. Sahara Avenue, Las Vegas, Nevada, and the approximately 0.6 acres on which the building stands. In connection with the purchase of this building and land, Valley Bank assumed a loan in the principal amount of $549,996, payable monthly with a final maturity of July 1, 2013.

      Valley Bank leases the branch office building, of approximately 5,700 sq. ft., at 3250 S. Highway 160 in Pahrump, Nevada. On February 1, 2001, Valley Bank entered into a lease with Joe Sladek CPCU with respect to the Pahrump branch office. The lease is for an initial term of five years with two five-year tenant options and requires aggregate payments of $156,000 through 2005.

      Although we expect to open additional branches in the future if the opportunities exist, management believes that its existing facilities are adequate for its present purposes.

      Valley Bank presently has no preliminary agreements or understandings with any third party to acquire additional branch locations.

Employees

      Valley Bank had a total of 46 full-time and two part-time employees at June 30, 2004. There are no separate full-time employees of Valley Bancorp.

MANAGEMENT

Directors and Executive Officers

      The directors and executive officers of Valley Bancorp and Valley Bank are as follows:

Name	Age	Director Since	Position(s) Held

Barry L. Hulin	58	1998	President and CEO, Director
Sue Garland	55	N/A	Vice President — Operations
Steve Gilbert	49	N/A	Executive Vice President & Chief Credit Officer
Dick Holtzclaw	46	N/A	Executive Vice President & Chief Financial Officer
George A. Brizendine	67	1998	Director
Don Hamilton	67	1998	Director
Mary E. Hausch	54	1998	Director
Thomas J. Krob	54	1998	Chairman of the Board
James A. McKellar, Sr.	84	1998	Vice Chairman of the Board
Dick Rottman	66	1999	Director
William E. Snyder	54	1998	Director
Dan H. Stewart	51	1998	Director
Gary Vause	66	1998	Director

      There are no family relationships among any of our directors and executive officers.

      Barry L. Hulin, President & CEO, Director. From June 1997 until October 1998, Mr. Hulin was President and CEO of Valley Bank (In Organization), during which time he led the organizing and capital raising effort for the proposed bank. Since October 1998 Mr. Hulin has been President and CEO of Valley Bank and President and CEO of Valley Bancorp since its formation in May 2001. He has served in various capacities with banks in California, Washington and Alaska, where he was President of Alaska Mutual Bank (1986 to 1988) and First Federal Bank (1988 to 1991). As CEO of Alaska Housing Finance Corporation from 1991 to 1993, he was responsible for managing a $5 billion housing finance agency with 200 employees. Mr. Hulin is a graduate of Rockford College in Rockford, Illinois. In 1983, he received a diploma from the American Bankers Association Schools for Corporate Bankers at Northwestern University.

      Sue Garland, Vice President — Operations. Ms. Garland has served as Senior Vice President — Human Resources and Operations Manager of Valley Bank since 1998. She was appointed Vice President — Operations of Valley Bancorp in May 2003. From 1979 to 1991 Ms. Garland worked for First Interstate Bank, Texas in various branch management positions and as District Sales Manager for 11 branches. From 1991 to 1998 she joined Bank of America, serving as a branch manager, and subsequently as Operations Manager for the business loan department of Bank of America.

      Steve Gilbert, Executive Vice President & Chief Credit Officer. Since 1998 Mr. Gilbert has served as Chief Credit Officer of Valley Bank, was responsible for establishing policies and procedures prior to the opening of Valley Bank in October 1998. From 1980 to 1997 Mr. Gilbert worked for Bank of America in Phoenix and Las Vegas in various capacities including commercial lending team leader, collection supervisor and special assets team leader. Mr. Gilbert is a graduate of Arizona State University, with a degree in Business Administration.

      Dick Holtzclaw, Executive Vice President & Chief Financial Officer. Mr. Holtzclaw has served as Chief Financial Offer of Valley Bank since August 1998 and assisted in establishing all financial systems, policies and procedures prior to Valley Bank’s opening in October 1998. From November 1992 to August 1998, Mr. Holtzclaw was Chief Financial Officer of IBEW Plus Credit Union in Las Vegas, Nevada. He was responsible for all financial reporting and management of the information technology function. Mr. Holtzclaw received his MBA from the University of Georgia, is a Certified Public Accountant, a Certified Financial Planner and a Certified Credit Union Executive.

      George A. Brizendine, Director. Mr. Brizendine has recently retired. Since 1970 Mr. Brizendine was a partner/owner of various structural and design engineering firms and owner of Brizendine Engineering from 1998 to 2004. Mr. Brizendine served for 11 years on the Clark County Air Pollution Control Hearing Board, and for 12 years on the Nevada State Board of Registered Professional Engineers/ Land Surveyors, including four years as Chairman. Mr. Brizendine is a graduate of Arizona State University.

      Don Hamilton, Director. From 1970 to present, Mr. Hamilton has owned a group of Las Vegas childcare and preschool centers known as “Happy Days.” Additionally he has been the owner and manager of a variety of businesses in the Las Vegas area for the past 30 years. Mr. Hamilton is a graduate of the University of Southern California.

      Mary Hausch, Director. From 1991 to present Ms. Hausch has been an Assistant Professor in the Greenspun School of Communications at the University of Nevada, Las Vegas. Ms. Hausch worked for more than ten years as Managing Editor of the Las Vegas Review Journal. She is a member of various boards and commissions and in 1986 received the first Media Woman of the Year Award from the Las Vegas Chamber of Commerce. In 1990 she was honored with the Governor’s Business Excellence Award for Women. Ms. Hausch is a graduate of Ohio University.

      Thomas J. Krob, Chairman of the Board of Directors. Since February 2002 to present Mr. Krob has been the Principal Electrical Engineer of TJ Krob Consulting Engineers, Inc. From 1986 to February 2002, Mr. Krob was the owner of TJ Krob Consulting Engineers, Inc., an electrical engineering services firm. Mr. Krob currently serves on the Nevada State Board of Registered Professional Engineers/ Land Surveyors. He is actively involved in the Boy Scouts, Las Vegas Rotary and the Salvation Army. Mr. Krob received a BS degree from Iowa State University.

      James A. McKellar, Sr., Vice Chairman of the Board of Directors. From 1992 to present, Mr. McKellar has been a private investor. For 40 years prior to 1992 he was a developer of single-family homes as well as condominiums in San Diego, San Francisco and Las Vegas. He was a founding member of the Board of Directors of Scripps Bank in La Jolla, California in 1983 and served on several key board committees until the bank was sold to U.S. Bancorp in 2000. Mr. McKellar is a graduate of Stanford Law School and Harvard Business School.

      Dick Rottman, Director. Since 1978 to present Mr. Rottman has been Chairman and CEO of A & H Insurance, Inc., an insurance agency in Reno, Nevada. Additionally, since 1994 he has been Chairman and CEO of Western Insurance Company, an insurance company in Reno, Nevada. Since 1985 Mr. Rottman has also served as CEO of Bell United Insurance Company, a Reno, Nevada insurance company. Mr. Rottman served as Insurance Commissioner for the State of Nevada from 1971 to 1978. Mr. Rottman graduated from Arizona State University with a BS degree, and earned MA and PhD degrees from the University of Pennsylvania.

      William E. Snyder, Director. Since 1982, Mr. Snyder has been President and CEO of Tate Snyder Kimsey Architects in Henderson, Nevada. He is a Fellow in the American Institute of Architects and recipient of the Nevada Silver Medal for Excellence in Architecture. He also serves as a member of the Nevada Council for the Arts, and as a Trustee for both the Community College of Southern Nevada as well as the University of Nevada, Las Vegas. He also serves as an advisor to the UNLV School of Architecture.

      Dan H. Stewart, Director. Since 2003 Mr. Stewart has been Vice President of American Nevada Corporation, a land development company in Law Vegas. He previously served for nine years as the President and CEO of The LandWell Company, a land development company in Henderson, Nevada. A native Nevadan, Mr. Stewart is past President of the Associated General Contractors, and Chairman of the UNLV Engineering Advisory Council. He is also involved with the UNLV Academic Corporate Council, the UNLV Presidents Associates, the Las Vegas Founders Club, the Nevada Development Authority and the board of directors of the St. Rose Dominican Hospital Health Foundation. Mr. Stewart is a graduate of Brigham Young University, and earned a degree in civil engineering from Stanford University.

      Gary Vause, Director. Since 1973 Mr. Vause has been the owner and principal of Lit’l Scholar Academy of Early Learning, which operates child care and pre-school facilities in several locations in Greater

Las Vegas. Mr. Vause has long been active in local civic affairs including the Chamber of Commerce, Las Vegas Rotary Club, and various local, state and national childcare organizations. Mr. Vause is a graduate of the University of Utah.

Board Committees

      We currently maintain, among other board committees, an audit committee, a compensation committee, an executive committee and a loan committee. Subject only to the closing of the offering, our board of directors has approved (i) the adoption of a charter to govern the authority and responsibilities of the audit committee; (ii) the restructuring of the compensation committee to serve as a compensation and nominating committee; and (iii) the restructuring of the executive committee to serve as an executive and corporate governance committee. The composition and responsibilities of each committee (as they will be, effective upon the closing of the offering) is described below. The loan committee as described below will not change effective upon the closing of the offering.

      Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any permissible non-audit services; reviews our financial statements; reviews our critical accounting policies and estimates; oversees our internal audit function; annually reviews the audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of our annual audit. The current members of our audit committee are Messrs. Rottman, who is the committee chairman, Brizendine, Krob, McKellar and Vause. Our board has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and NASDAQ. Our board of directors has approved, conditioned only upon the closing of the offering, an audit committee charter as required by the applicable standards of NASDAQ.

      Nominating/ Compensation Committee. Our nominating/ compensation committee identifies individuals qualified to become directors; selects, or recommends to our board of directors, director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; and considers committee member qualifications, appointment and removal; and provides oversight in the evaluation of our board of directors and each committee. Our board of directors has approved a nominating committee charter as required by the applicable standards of the SEC and NASDAQ.

      In its capacity as a compensation committee, the committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in the light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options under our stock plans.

      The members of our nominating/compensation committee are Messrs. Snyder, who is the committee chairman, Brizendine, Krob, Rottman and Stewart. Our board of directors has determined that all members of our nominating/ compensation committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has approved, conditioned upon the closing of the offering, a nominating/compensation committee charter as required by the applicable standards of the SEC and NASDAQ.

      Executive/ Corporate Governance Committee. The board of directors’ standing executive committee will also serve as the corporate governance committee. In this capacity, the committee will be responsible for developing and reviewing corporate governance principles applicable to Valley Bancorp and Valley Bank. The executive/corporate governance committee has reviewed and approved Valley Bancorp’s existing corporate governance policy, and will be responsible for continuing to review and revise, as appropriate, such policy and for adopting any policies and procedures necessary to implement the principles set forth in such policy. The members of our executive/corporate governance committee are Messrs. Stewart, who is the committee chairman, Hamilton, Krob, Snyder and Vause.

      Loan Committee. Our loan committee reviews and approves all credit requests in excess of $3,500,000, as well as credit requests that would result in total loan exposure to a single borrower in excess of that amount. The loan committee meets on an as-needed basis. The loan committee receives written information regarding each loan subject to review, at least 48 hours prior to the loan committee meeting. The responsible Valley Bank loan officer makes a presentation regarding the proposed loan, answers questions and provides additional information as requested. Valley Bank’s Chief Credit Officer attends all loan committee meetings. Loans are reviewed and approved, consistent with Valley Bank’s lending policies; any exceptions to such policies are noted in the presentation received by the loan committee and considered in the approval process. The members of our loan committee are Messrs. Vause, who is the committee chairman, Brizendine, Hamilton, Hulin, McKellar, Stewart, and Ms. Hausch.

Director Compensation

      Each non-employee director of Valley Bank receives an annual fee of $3,000, except the Chairman, who receives an annual fee of $6,000. In addition, each non-employee director of Valley Bank receives a fee of $500 per board of directors’ meeting attended. Each non-employee director receives a fee of $250 per committee meeting attended; the Chairman also receives a fee of $250 for each meeting of a committee of which he is not a member attended. Committee chairpersons receive a fee of $50 per committee meeting attended. Directors receive no fees in connection with service as directors of Valley Bancorp. Directors are eligible to receive stock option grants under Valley Bancorp’s Nonqualified Stock Option Plan, and each of the non-employee directors has been granted an option to purchase 4,000 shares pursuant to such Plan. See “Stock Option Plans.”

Executive Compensation

      The following table sets forth a summary of certain information concerning compensation awarded to or paid by us or Valley Bank for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer and executive officers of Valley Bancorp or Valley Bank earning $100,000 or more in salary and bonus during fiscal year 2003.

Summary Compensation Table

					Long Term
					Compensation

					Awards	Payouts
		Annual Compensation
					Securities
Name and				Other Annual	Underlying	LTIP	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options(#)	Payouts	Compensation(3)

Barry Hulin	2003	$160,000	$40,133	$—	7,000	$—	$—
President & CEO of Valley	2002	161,327	—	—	—	—	2,400
Bancorp and Valley Bank	2001	161,536	20,000	—	8,455	—	4,800

Steve Gilbert	2003	123,500	28,000	—	7,000	—	3,705
EVP & Chief Credit Officer of	2002	120,000	—	—	—	—	3,600
Valley Bancorp and Valley Bank	2001	111,675	20,000	—	7,700	—	3,300

Dick Holtzclaw	2003	111,750	28,000	—	7,000	—	—
EVP & CFO of Valley	2002	108,000	—	—	—	—	2,835
Bancorp and Valley Bank	2001	101,700	20,000	—	7,700	—	3,051

Sue Garland	2003	81,200	24,000	—	7,000	—	2,436
VP-Operations of Valley	2002	79,200	—	—	—	—	2,178
Bancorp and SR VP,	2001	74,580	20,000	—	6,050	—	2,138
Human Resources and Operations of Valley Bank

(1)	Includes bonuses paid or to be paid during the subsequent year but accrued in the year indicated.

(2)	Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. The costs to the Company or the Bank of providing such benefits to any individual executive officer during the year ended December 31, 2003, did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(3)	Reflects employer matching contributions to 401(K) accounts.

      Option Grants in Last Fiscal Year. The following table sets forth certain information concerning individual grants of stock options under Valley Bancorp’s stock option plans to the named executive officers during the year ended December 31, 2003.

	Individual Grants				Potential Realizable
					Value Assumed Annual
		% of			Rates of Stock Price
		Total			Appreciation for Option
		Options			Term(3)
	Options	Granted to	Exercise
Name	Granted(1)	Employees	Price(2)	Expiration Date	5%	10%

Barry Hulin	7,000	15.56%	$13.00	December 10, 2013	$57,229	$145,031
Steve Gilbert	7,000	15.56%	13.00	December 10, 2013	57,229	145,031
Dick Holtzclaw	7,000	15.56%	13.00	December 10, 2013	57,229	145,031
Sue Garland	7,000	15.56%	13.00	December 10, 2013	57,229	145,031

(1)	Options were granted on December 10, 2003 pursuant to our Employee Plan, and vest over a five-year period.

(2)	The exercise price was the estimated fair value of the Company’s common stock on the date of grant as determined by the board of directors, taking into account the limited trading activity in the Company’s common stock and the offering prices in recent stock offerings.

(4)	The potential realizable value portion is based on the assumption that the stock price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on the requirements of the SEC and do not reflect Valley Bancorp’s estimate of future stock price performance.

      Option Exercises. The following table sets forth certain information concerning exercises of stock options under Valley Bancorp’s stock option plans by the named executive officer(s) during the year ended December 31, 2003 and stock options held at year-end.

Aggregated Option Exercises in Last Fiscal Year

and Year End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at 12/31/03		12/31/03(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Barry Hulin	—	$—	54,601	12,073	$267,797	$17,553
Steve Gilbert	—	—	28,724	11,620	138,877	15,985
Dick Holtzclaw	—	—	28,724	11,620	138,877	15,985
Sue Garland	—	—	22,908	10,630	110,813	12,560

(1)	In accordance with applicable rules of the SEC, values are calculated by subtracting the exercise price from the fair market value of the underlying stock. For purposes of this table only, fair market value at December 31, 2003 is deemed to be $13.00 per share, the per-share exercise price for certain employee stock options that were granted in December 2003. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be “in-the-money” and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

Employment and Change in Control Severance Agreements

Employment Agreement

      Valley Bank entered into a three-year employment agreement, dated as of March 22, 2000, with Barry L. Hulin, its President and Chief Executive Officer. The agreement was amended to include Valley Bancorp as a party to the agreement. In May 2004 the board of directors of Valley Bancorp approved the extension of the employment agreement until March 21, 2009. Under the employment agreement, Mr. Hulin is entitled to a base salary of $120,000, subject to adjustment by our board of directors.

      If Mr. Hulin is terminated by Valley Bancorp and/or Valley Bank without cause (as defined in the agreement) or resigns from Valley Bancorp and/or Valley Bank with good reason (as defined in the agreement), he will receive a monthly termination payment for the longer of the remainder of the term under the agreement or 18 months. The termination payment will be an amount equal to the sum of (a) Mr. Hulin’s monthly base salary in effect at the time his employment terminates and (b) one-twelfth ( 1/12) of his annual bonus for the year immediately preceding the year in which his employment terminates. Assuming that termination within the scope of the agreement occurred effective June 30, 2004, the amount that would be payable to Mr. Hulin would be $758,402. For so long as Mr. Hulin is employed with Valley Bancorp and/or Valley Bank under the employment agreement or receiving any termination payments under the agreement, he cannot become involved in any business in Clark or Nye Counties, Nevada, that competes with Valley Bancorp and/or Valley Bank.

      Mr. Hulin will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to three times his highest reported income received from Valley Bancorp and/or Valley Bank over the preceding five years. If a change in control (as defined in the agreement) closes while Mr. Hulin is employed during the term of his employment agreement, or if Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced while Mr. Hulin is employed or within six months following expiration of the term of his employment agreement, he will receive the change in control severance payment upon closing of the change in control. Alternatively, if Mr. Hulin’s employment during the term is terminated by Valley Bancorp and/or Valley Bank without cause or if Mr. Hulin resigns with good reason, and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, he will receive the change in control severance payment upon the closing of such change in control, less the amount of any termination payments already received. Assuming that severance within the scope of the agreement occurred effective June 30, 2004, the amount that would be payable to Mr. Hulin would be $600,399.

Change in Control Severance Agreements

      Valley Bank and Valley Bancorp have also entered into Change in Control Severance Agreements (the “Severance Agreements”), dated as of March 22, 2000, with Steve Gilbert, Valley Bank’s Executive Vice President and Chief Credit Officer, Dick Holtzclaw, Valley Bank’s Executive Vice President and Chief Financial Officer, and Sue Garland, Valley Bank’s Senior Vice President, Human Resources and Operations. In October 2002, the board of directors of Valley Bancorp approved the amendment of the Severance Agreements so that they will apply to a change in control of either Valley Bancorp or Valley Bank.

      The Severance Agreements are not employment agreements, and the officers are at-will employees of Valley Bank.

      Under each officer’s Severance Agreement, if a change in control closes while the officer is employed by Valley Bank or Valley Bancorp, the officer will receive a lump-sum change in control severance payment in an amount equal to one and one-half (1.5) times his or her highest reported income received from Valley Bank over the preceding three years. If the officer is terminated without cause (as defined in the agreement) or if the officer resigns for good reason (as defined in the agreement), and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, the officer will receive the change in control severance payment upon the closing of such change in control. Assuming that severance within the scope of the agreements occurred effective June 30, 2004, the amounts that would be payable to Messrs. Gilbert and Holtzclaw and Ms. Garland would be $245,250, $209,625 and $157,800, respectively.

Stock Option Plans

      Employee Stock Option Plan. Valley Bank’s board of directors adopted an Employee Stock Option Plan in December 1999, and the Employee Plan was approved by Valley Bank’s shareholders in January 2000. The Employee Plan was assumed by Valley Bancorp in connection with its formation as a holding company. The Employee Plan provides for the granting of stock options that are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code (“ISOs”) or nonqualified stock options (“NQ Options”). The Employee Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Valley Bancorp’s shares (or the net book value, if that figure is higher) on the date of the grant.

      The Employee Plan is currently administered by our board of directors. The Employee Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorp outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Employee Plan.

      Stock options may be granted to employees under the Employee Plan upon the recommendation of the Directors’ Compensation Committee after reviewing employee performance, performing peer group analysis, and discussions with our President and CEO regarding option grant levels necessary to attract and retain quality employees in a very competitive employment market. There are no predetermined payment amounts or schedules or formal performance criteria or formulas.

      The term of each option is determined by the Board of Directors. In no event shall an option be exercisable after the expiration of 10 years from the date of grant. If an optionee’s employment with Valley Bank is terminated prior to the expiration of the option, other than by death or disability, the option shall be exercisable for 3 months from the date of such termination, or the expiration date of the option, if earlier, except if the employee is terminated for cause, in which case the option will terminate on the date of termination. If an optionee dies or the optionee’s status as an employee is terminated as a result of disability, the option will terminate one year from the date of death or termination, or the expiration date of the option, if earlier.

      Options may not be transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the optionee, only by the optionee.

      In the event of a merger or reorganization of Valley Bank with or into any other corporation, the sale of substantially all of the assets of Valley Bank or a dissolution or liquidation of Valley Bank all unvested options will vest and the board of directors may terminate all outstanding options upon notice to the optionees.

      The Employee Plan will terminate on December 8, 2009, unless sooner terminated by the Board of Directors. No amendment or termination of the Employee Plan will affect options granted prior to such amendment or termination.

      Under the Employee Plan, options for a total of 210,000 shares may be granted to key employees of Valley Bancorp and Valley Bank. All such options have been granted. As of June 30, 2004, 210,000 options are outstanding. Of such amount, 61,802 options are not vested. 122,995 options are fully vested at an exercise price of $8.00 per share, and 25,203 options are fully vested at an exercise price of $9.54 per share.

      Nonqualified Stock Option Plan. Valley Bank’s board of directors adopted a Nonqualified Stock Option Plan (the “NQ Plan”) in December 1999, and the NQ Plan was approved by Valley Bank’s shareholders in January 2000. Like the Employee Stock Option Plan, the NQ Plan was assumed by Valley Bancorp when it became the holding company for Valley Bank. The NQ Plan provides for the granting of NQ Options to non-employee directors and incorporators of Valley Bancorp and Valley Bank. The exercise price for options granted under the NQ Plan must be no less than the fair market value of our shares (or the net book value, if that figure is higher) on the date of grant.

      The NQ Plan is administered by our board of directors. The NQ Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorp’s outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the NQ Plan.

      The term of each option is determined by the Board of Directors. If an optionee’s directorship with Valley Bank is terminated prior to the expiration of the option, other than for death or disability, the option shall be exercisable for 6 months from the date of such termination, or the expiration date of the option, if earlier. If an optionee dies or the optionee’s status as a director is terminated as a result of disability, the option will terminate one year from the date of death or termination, or the expiration date of the option, if earlier.

      Options may not be transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the optionee, only by the optionee.

      In the event of a merger or reorganization of Valley Bank with or into any other corporation, the sale of substantially all of the assets of Valley Bank or a dissolution or liquidation of Valley Bank all unvested options will vest and the board of directors may terminate all outstanding options upon notice to the optionees.

      The NQ Plan will terminate on December 8, 2009, unless sooner terminated by the Board of Directors. No amendment or termination of the NQ Plan will affect options granted prior to such amendment or termination.

      Under the NQ Plan, options for a total of 90,000 shares may be granted to directors and incorporators. A total of 49,500 shares at an exercise price of $8.00 per share were issued to non-employee directors and incorporators pursuant to the exercise of options granted January 26, 2000. On September 24, 2003, each of the non-employee directors was granted an option to acquire 4,000 shares at an exercise price of $12.50 per share. Such option grants were exercisable immediately and expire five years from the date of grant. A total of 4,125 options remain available for grant under the NQ Plan.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Certain Relationships and Related Transactions

      Some of the directors and officers of Valley Bancorp and Valley Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Valley Bank in the ordinary course of its business, and Valley Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Valley Bank’s management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

      At June 30, 2004, officers and directors of Valley Bank, or companies in which they have 10% or more of beneficial interest, were indebted to Valley Bank in the aggregate amount of $2,226,003 in connection with the banking transactions referred to above. This amount represents approximately 1.28% of Valley Bank’s outstanding net loans as of such date ($173,527,060). All such loans are currently in good standing and are being paid in accordance with their terms.

      The following table summarizes the shares of common stock purchased during 2003 by our executive officers, directors and 5% shareholders and persons and entities associated with them, in amounts in excess of $60,000. All of such purchases were made at a price of $12.50 per share, in a stock offering conducted pursuant to Regulation A under the Securities Act of 1933, which closed effective May 1, 2003.

Shares
Name	Purchased

William Snyder	8,000
James A. McKellar, Sr.	10,000
Don Hamilton	9,960
Mary Hausch	8,000
Kenneth Hamilton	34,475
James Koehler	40,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

      The following table sets forth, as of June 30, 2004, the number and percentage of shares of Valley Bancorp’s outstanding common stock beneficially owned by (i) each of the persons listed in the Summary Compensation Table; (ii) each of our directors; (iii) each person known to us to own 5% or more of Valley Bancorp’s outstanding stock; and (iv) all executive officers and directors as a group. Neither Mr. James Koehler nor Mr. Ken Hamilton is a director or officer of Valley Bancorp. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

			Percent of
Beneficial Owner	Amount		Class*

James Koehler	177,500	(1)	10.29%
James A. McKellar, Sr.	158,574	(2)	9.17%
Ken Hamilton	120,000	(3)	6.95%
William E. Snyder	60,537	(4)	3.50%
Barry L. Hulin	59,729	(5)	3.35%
Dick Rottman	45,249	(6)	2.62%
Steve Gilbert	37,253	(7)	2.12%
Don Hamilton	35,960	(8)	2.08%
Gary Vause	35,694	(9)	2.06%
Thomas J. Krob	34,125	(10)	1.97%
Dick Holtzclaw	31,639	(11)	1.80%
Dan H. Stewart	30,000	(12)	1.73%
George A. Brizendine	27,900	(13)	1.61%
Sue Garland	27,555	(14)	1.57%
Mary E. Hausch	25,699	(15)	1.49%
All Directors and Executive Officers as a Group (13 people)	609,914		35.09%
Total held by shareholders of 5% or more who are not Directors or Executive Officers	297,500		17.24%

TOTAL	907,414		52.33%

*	Percentage of shares beneficially owned by each individual is calculated as though all stock options allocable to such person that are exercisable within 60 days had been exercised, and such number of shares added also to total shares outstanding.

(1)	Mr. Koehler’s address is P.O. Box 15, Aberdeen, South Dakota 57402.

(2)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes indirect ownership of 2,062 shares as to which the record owner is Associated Real Estate Development, over which Mr. McKellar has direct voting control. Includes 152,512 shares held in James A. McKellar Family Trust. Mr. McKellar’s address is 3340 South Topaz, Suite 240, Las Vegas, Nevada 89121.

(3)	Mr. Hamilton’s address is 3890 Nobel, #1503, San Diego, California 92122.

(4)	Includes 56,537 shares held in the Snyder Family Trust. Includes 4,000 shares exercisable under the NQ Stock Option Plan.

(5)	Includes 56,292 shares exercisable under the Employee Stock Option Plan. Also includes 3,437 shares held as custodian by Dain Rauscher for his IRA.

(6)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes 27,500 shares held by Bell United Insurance Company and 10,862 shares held by Western Bonding Company, over which Mr. Rottman has sole voting power.

(7)	Includes 30,264 shares exercisable under Employee Stock Option Plan. Also includes 11 shares held jointly with his brother Christopher D. Gilbert and 6,978 shares held as custodian by Dain Rauscher for his IRA.

(8)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes 9,000 shares held as custodian by Dain Rauscher for his IRA. Also includes 1,375 shares held by Mr. Hamilton’s spouse. Also includes 960 shares held in Hamilton Trust.

(9)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes 31,694 shares held in Vause Family Trust.

(10)	Includes 4,000 shares exercisable under the NQ Stock Option Plan. Also includes 4,675 shares held as custodian by Dain Rauscher for his IRA. Also includes 20,500 shares held in Krob Family Investment Trust. Also includes 4,950 shares held in an IRA by Mr. Krob’s spouse.

(11)	Includes 30,264 shares exercisable under Employee Stock Option Plan.

(12)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes 26,000 shares held in the name of Henry Stewart Trust of which Mr. Stewart is the Trustee.

(13)	Includes 4,000 shares exercisable under NQ Stock Option Plan.

(14)	Includes 24,118 shares exercisable under Employee Stock Option Plan. Includes 3,437 held as custodian by Dain Rauscher for her IRA.

(15)	Includes 4,000 shares exercisable under NQ Stock Option Plan. Also includes 8,000 shares held as custodian by Dain Rauscher for her IRA. Also includes 1,374 shares held by Ms. Hausch’s minor children over which Ms Hausch has voting power.

SUPERVISION AND REGULATION

      The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

      We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Compliance

      In order to assure that we are in compliance with the laws and regulations that apply to our operations, including those summarized below, we employ a compliance officer, and we engage an independent compliance auditing firm. We are regularly reviewed by the FDIC and the Nevada Department of Business and Industry, Financial Institutions Division (the “Nevada FID”), during which reviews such agencies assess our compliance with applicable laws and regulations. Based on the assessments of our outside compliance auditors and the FDIC and Nevada FID, we believe that we materially comply with all of the laws and regulations that apply to our operations.

Federal Bank Holding Company Regulation

      General. Valley Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Valley Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting. Valley Bancorp has not applied to become a financial holding company.

      Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

      We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

      Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

      Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

      Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Valley Bancorp’s ability to obtain funds from Valley Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

      Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Valley Bancorp nor Valley Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

      Support of Subsidiary Banks. Under Federal Reserve policy, Valley Bancorp is expected to act as a source of financial and managerial strength to Valley Bank. This means that Valley Bancorp is required to commit, as necessary, resources to support Valley Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

      State Law Restrictions. As a Nevada corporation, Valley Bancorp is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Valley Bank

      General. Valley Bank is a Nevada chartered commercial bank with deposits insured by the FDIC. As a result, Valley Bank is subject to supervision and regulation by the Nevada FID and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

      Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders’ equity plus retained earnings and allowance for loan and lease losses.

      Control of Financial Institutions. Nevada banking laws require that changes in ownership of 10% or more of a bank’s outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank’s voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

      Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

      Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

      Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

      Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Under Nevada state law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Commissioner of the Nevada FID will require the bank to make the impairment good. Failure to make the impairment good may result in the Commissioner’s taking possession of the bank and liquidating it.

Interstate Banking And Branching

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”) generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

      Nevada has enacted “opting in” legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

      Valley Bank’s deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Valley Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

      The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

      The principal source of Valley Bancorp’s cash reserves is dividends received from Valley Bank. Nevada law imposes certain restrictions on a bank’s ability to pay dividends and prohibits a bank from paying dividends if doing so would reduce its stockholders’ equity below its initial stockholders’ equity. In addition, a bank may not pay cash dividends if doing so would reduce its capital below minimum applicable federal capital requirements. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements. See “Trading History and Dividend Policy” for a discussion of limitations on the payment of dividends.

Capital Adequacy

      Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

      Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

      Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

      Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators generally expect an additional cushion of at least 1% to 2%.

      Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are deemed to be “undercapitalized,” depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

      Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 (the “Act”) was signed into law to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the “SEC”); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

      The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

      As a public reporting company, we will be subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

      USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“Patriot Act”) of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Effects of Government Monetary Policy

      Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

DESCRIPTION OF CAPITAL STOCK

General

      Our Articles of Incorporation, as amended and restated, authorize us to issue up to 10,500,000 shares of stock. Ten million (10,000,000) of such authorized shares are common stock, par value $0.73 per share, and 500,000 of such authorized shares are preferred stock, par value $1.00 per share. There were 1,725,478 shares of common stock issued and outstanding at June 30, 2004. After this offering, and based on the number of shares of common stock outstanding at June 30, 2004, 2,559,478 shares of common stock will be outstanding, or 2,684,578 shares if the underwriter’s over-allotment option is exercised in full. In addition, at June 30, 2004, options to purchase 250,000 shares of our common stock have been granted, but have not been exercised, pursuant to our Employee Stock Option Plan and NQ Stock Option Plan. No shares remain available for future grant pursuant to the Employee Stock Option Plan and 4,125 shares remain available for future grant to directors pursuant to the NQ Stock Option Plan.

      No shares of preferred stock are currently issued and outstanding.

      Our shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

      Dividends. Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Valley Bank. See “Supervision And Regulation — Dividends.” If we issue preferred stock in the future, those holders may have a priority over the holders of common stock with respect to dividends.

      Voting Rights. Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized. Our Bylaws provide that action may be taken or ratified, without a meeting, by shareholders holding the percentage of the voting power required to take such action, by written consent if such writing is filed with our secretary.

      Preemptive Rights. Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Valley Bancorp) to acquire unissued shares of capital stock of Valley Bancorp.

      Other Rights. Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

      Assessment. Shares of Valley Bancorp common stock are not assessable.

Preferred Stock

      No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. When and if preferred stock is authorized for issuance, our board of directors is authorized to determine, without shareholder approval, the voting rights, dividend rights, dividend rates, conversion and/or redemption rights, liquidation preferences and other terms of any series of preferred stock, one or more of which may rank prior to the common stock, as well as the number of shares constituting any series of preferred stock.

      Among the rights and preferences that the board of directors may establish with respect to the preferred stock are cumulative or noncumulative dividend rights, dividend rights in preference to the dividend rights of holders of common stock, redemption rights or rights of conversion into other securities of Valley Bancorp, voting rights, and other rights and provisions as the board of directors deems advisable. The board of directors is authorized to establish such rights and preferences, and to cause the preferred stock to be issued, without the approval of the holders of Valley Bancorp’s common stock.

Articles of Incorporation and Bylaws

      Shareholders’ rights and related matters are governed by our Articles of Incorporation, Bylaws and Nevada law. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Commissioner of Financial Institutions Division for the State of Nevada, if such approval is required, our Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

      Our Bylaws provide that the number of directors must fall within a range between 5 and 15, the exact number to be fixed by resolution of the board of directors. The board of directors has set the current size of the board at 10 persons. Each director is appointed for a term of three years until his or her successor is appointed and qualified. The Bylaws provide that the terms of the directors shall be fixed such that approximately one-third of the total number of directors is elected each year.

Indemnification

      Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Valley Bancorp within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in our Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

      Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and officers to Valley Bancorp or our shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, a knowing violation of law, or payment of an unlawful distribution.

      Indemnification Agreements. We have entered into Indemnification Agreements with each of our directors. The Indemnification Agreements codify procedural mechanisms pursuant to which our directors may enforce the indemnification rights which they are granted under our Articles of Incorporation, Bylaws and Nevada state law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Valley Bancorp pursuant to the foregoing provisions, Valley Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Defensive Provisions of Nevada Law

      Certain provisions of the Nevada Revised Statutes (“NRS”), summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders’ shares.

      Valley Bancorp is subject to the NRS provisions, which are commonly referred to as Nevada’s “business combination law” (codified in NRS Sections 78.411 through 78.444) (the “BCL”). Valley Bancorp has not opted out of the NRS provisions which are commonly referred to as the “control share law” (codified in NRS Sections 78.378 through 78.3793) (the “CSL”) and, therefore, became subject to the CSL when it had 200 or more shareholders of record, at least 100 of whom are in Nevada.

      The BCL provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an “interested stockholder” because such person (i) has acquired ten percent or more of the voting power of the corporation’s shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified by the BCL unless certain prior approvals by the corporation’s board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

      The CSL provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

Defensive Provisions in Articles or Bylaws

      As described above under “Board of Directors,” our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the members of the board of directors are elected in any given year.

      Additionally, our bylaws provide certain procedures that must be complied with in order for a shareholder to propose a nominee for director, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

      The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be                     .

UNDERWRITING

      We and Sandler O’Neill & Partners, L.P., the underwriter for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase 834,000 shares.

      The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

      We have granted the underwriter an option to purchase up to 125,100 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

      The following table shows the per-share and total underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Without Over-allotment	With Over-allotment

Per Share	(1)	(1)
Total	(1)	(1)

(1)	The underwriting discount will be $ per share ($ in total) on up to 200,000 shares reserved for purchase by our directors, executive officers and shareholders.

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $543,000 and are payable by us. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters counsel, in an amount not to exceed $200,000 (unless we approve additional expenses in excess of $200,000).

      The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $           per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $           per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriter may change the offering price and other selling terms.

      The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

      We, and our executive officers, directors and principal shareholders (greater than 5% shareholders) have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

      Prior to this offering, there has been no established public trading market for the shares for our common stock. The initial public offering price was determined by negotiation between us and the underwriter. The principal factors that were considered in determining the initial public offering price were:

•	prevailing market and general economic conditions;

•	our results of operations, including, but not limited to, our recent financial performance;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the present state of our business.

      The factors described above were not assigned any particular weight. Rather, these factors, along with market valuations and the financial performance of other publicly traded bank holding companies, were considered as a totality in our negotiation with the underwriter over our initial public offering price.

      We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol “VLLY.”

      In connection with this underwriting, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

      We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make in respect thereof.

      Certain officers, directors and shareholders owning 5% or more of our common stock have indicated an intent to participate in the offering. Our officers, directors and shareholders owning 5% of more of our common stock will be prohibited from the sale, transfer, assignment, pledge or hypothecation of our common stock for 180 days after the date of this prospectus. We have reserved up to 200,000 shares of our common stock for sale to our officers, directors and existing shareholders (the “Reserved Shares”).

      From time to time, some of the underwriter may have provided and may continue to provide financial advisory and investment banking services to us.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

      After this offering, 2,559,478 shares of common stock will be outstanding, or 2,684,578 shares if the underwriter’s over-allotment option is exercised in full. Of these shares, the 834,000 shares sold in this offering, or 959,100 shares if the underwriter’s over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates” as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption provided by Rule 144 under the Securities Act.

      In connection with this offering, our existing officers, directors and principal shareholders, who will beneficially own a total of 982,718 shares after this offering (assuming that such persons purchase, in the aggregate, the number of shares described under “Purchase Intentions of Our Directors, Executive Officers and Principal Shareholders”), have entered into lock-up agreements pursuant to which they have agreed not to sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., which may, in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. The underwriter presently has no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of the 180 day lock-up period. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

      In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

      Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

      Our directors and officers who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions. In each of these cases, Rule 701 allows the shareholders to sell 90 days after the date of this prospectus. As of June 30, 2004, 250,000 of our shares of common stock are subject to outstanding options.

      We intend to register on a registration statement on Form S-8 a total of 254,375 shares of common stock issuable upon the exercise of options or reserved for future issuance under our stock option plans. The Form S-8 registration will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

EXPERTS

      The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

      Graham & Dunn, P.C., Seattle, Washington, has advised us in connection with certain banking and securities law aspects of this offering. Stephens, Gourley & Bywater, Las Vegas, Nevada, has advised us in connection with certain matters related to Nevada law in connection with this offering, and will pass upon the validity of our common stock offered by this prospectus. The validity of the common stock offered by this prospectus will be passed upon for the underwriter by Manatt, Phelps & Phillips, Los Angeles, California. Manatt, Phelps & Phillips will rely as to all matters of Nevada law upon the opinion of Stephens, Gourley & Bywater.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements in this prospectus regarding the contents of any agreement or other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may review a copy of the registration statement on Form S-1 including the attached exhibits, at the SEC’s public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or the SEC’s website referred to below. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains periodic reports, proxy statements and other information about issuers, like us, that we will file electronically with the SEC following the completion of this offering. The address of that site is www.sec.gov.

VALLEY BANCORP

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at June 30, 2004 (unaudited) and December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders’ Equity for the six months ended June 30, 2004 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7–26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Valley Bancorp
Henderson, Nevada

      We have audited the accompanying consolidated balance sheets of Valley Bancorp and Subsidiary (collectively referred to as the Bank) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Bancorp and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

McGladrey & Pullen, LLP

Las Vegas, Nevada

January 30, 2004

McGladrey & Pullen, LLP is an independent member firm of

RSM International, an affiliation of independent accounting
and consulting firms.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

		December 31,
	June 30,
	2004	2003	2002

	(Unaudited)
ASSETS
Cash and due from banks	$6,902,542	$4,951,928	$3,330,187
Federal funds sold	17,610,000	8,875,000	19,430,000

Cash and cash equivalents	24,512,542	13,826,928	22,760,187
Interest-bearing deposits at other financial institutions	10,827,809	14,865,406	8,110,000
Securities available for sale (Note 2)	12,758,931	19,006,189	3,029,326
Loans, net of allowance for loan losses of $1,939,561, $1,563,112 and $1,221,813 (Note 3, 7, 8 and 10)	173,527,060	133,794,739	113,079,106
Premises and equipment, net (Note 4 and 8)	4,363,747	4,456,897	4,649,672
Other real estate owned	—	228,173	—
Accrued interest receivable	637,603	564,549	434,859
Deferred taxes, net (Note 6)	165,324	23,551	12,259
Other assets	221,743	149,618	296,865

Total assets	$227,014,759	$186,916,050	$152,372,274

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$45,037,091	$26,838,976	$14,609,854
Interest bearing:
Demand	67,118,387	65,010,797	43,198,767
Savings	11,637,460	9,556,595	7,149,448
Time, $100,000 and over (Note 5)	34,154,026	26,516,444	28,376,741
Other time (Note 5)	50,685,294	41,874,873	46,700,844

Total deposits	208,632,258	169,797,685	140,035,654
Accrued interest payable and other liabilities	730,675	615,431	559,010
Long-term debt (Note 8)	486,489	505,447	541,400

Total liabilities	209,849,422	170,918,563	141,136,064

Commitments and contingencies (Note 7)
Stockholders’ equity (Notes 9, 11 and 16)
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding	—	—	—
Common stock, $0.73 par value; 2,750,000 shares authorized as of December 31, 2003; 10,000,000 shares authorized as of June 30, 2004	1,259,599	1,259,599	1,049,835
Surplus	13,243,845	13,243,845	10,102,554
Retained earnings	2,789,406	1,476,325	77,333
Accumulated other comprehensive income (loss)	(127,513)	17,718	6,488

Total stockholders’ equity	17,165,337	15,997,487	11,236,210

Total liabilities and stockholders’ equity	$227,014,759	$186,916,050	$152,372,274

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Interest income on:
Loans, including fees	$5,667,652	$4,500,108	$9,349,508	$8,223,899	$7,488,462
Securities available for sale	176,109	73,964	228,465	36,067	56,646
Federal funds sold and interest-bearing deposits at other financial institutions	217,699	232,664	428,440	341,597	422,500

Total interest income	6,061,460	4,806,736	10,006,413	8,601,563	7,967,608

Interest expense on:
Deposits	1,292,544	1,642,572	2,954,656	3,241,926	3,907,124
Long-term debt and other borrowed funds (Note 8)	19,274	19,040	37,442	7,574	—

Total interest expense	1,311,818	1,661,612	2,992,098	3,249,500	3,907,124

Net interest income	4,749,642	3,145,124	7,014,315	5,352,063	4,060,484
Provision for loan losses (Note 3)	386,000	192,668	478,168	1,596,093	339,710

Net interest income after provision for loan losses	4,363,642	2,952,456	6,536,147	3,755,970	3,720,774

Other income:
Service charges on deposit accounts	140,841	104,112	236,091	150,674	133,874
Net gain on sale of available for sale securities	3,001	—	18,339	17,185	—
Other	17,745	20,899	41,384	42,340	84,133

	161,587	125,011	295,814	210,199	218,007

Other expense:
Salaries and employee benefits (Note 12)	1,431,196	1,230,205	2,520,915	1,918,470	1,809,038
Equipment rentals, depreciation and maintenance	121,724	124,765	250,748	303,651	187,868
Occupancy (Note 7)	153,994	162,649	338,736	266,079	197,895
Data processing	161,157	150,566	311,178	254,417	155,084
Legal, professional and consulting	82,274	161,753	299,660	244,925	123,179
Advertising and public relations	74,076	45,453	133,033	125,549	121,283
Outside services	115,921	111,045	226,979	163,339	144,915
Federal Reserve Bank & correspondent bank fees	57,318	36,519	80,695	64,035	61,431
Telephone	71,970	56,953	123,186	81,664	57,291
Office supplies & printing	78,702	66,034	127,394	109,984	104,879
Director fees	44,275	46,250	88,725	67,985	56,650
Other	139,274	97,529	224,229	171,948	165,974

	2,531,881	2,289,721	4,725,478	3,772,046	3,185,487

Income before income taxes	1,993,348	787,746	2,106,483	194,123	753,294
Income tax expense (Note 6)	680,267	247,723	707,491	71,978	96,393

Net income	$1,313,081	$540,023	$1,398,992	$122,145	$656,901

Earnings per share:
Basic	$0.76	$0.34	$0.84	$0.09	$0.46
Diluted	$0.74	$0.33	$0.81	$0.08	$0.45

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Period Ended June 30, 2004 (unaudited) and Years Ended December 31, 2003, 2002 and 2001

						Accumulated
					Retained	Other
		Common Stock			Earnings	Comprehensive
	Comprehensive				(Accumulated	Income
Description	Income	Shares	Amount	Surplus	Deficit)	(Loss)	Total

Balance, December 31, 2000		1,297,419	$1,037,935	$10,009,766	$(701,713)	$2,371	$10,348,359
Effect of eleven-for-ten stock split		129,711	—	—	—	—	—
Comprehensive income:
Net income	$656,901	—	—	—	656,901	—	656,901
Other comprehensive income:
Unrealized gain on securities net of tax of $5,000	7,873	—	—	—	—	7,873	7,873

	$664,774

Stock options exercised (Note 11)		2,750	2,000	23,000	—	—	25,000

Balance, December 31, 2001		1,429,880	1,039,935	10,032,766	(44,812)	10,244	11,038,133
Comprehensive income:
Net income	$122,145	—	—	—	122,145	—	122,145
Other comprehensive income (loss):
Unrealized gain on securities net of tax of $4,000	7,544
Less reclassification adjustment for gains included in net income, net of tax of $5,885	(11,300)

Net unrealized loss	(3,756)	—	—	—	—	(3,756)	(3,756)

	$118,389

Stock options exercised, including related tax benefit of $13,688 (Note 11)		8,250	9,900	69,788	—	—	79,688

Balance, December 31, 2002		1,438,130	$1,049,835	$10,102,554	$77,333	$6,488	$11,236,210

Proceeds from issuance of 252,473 shares of common stock at $12.50 per share, net of offering costs of $107,573		252,473	184,305	2,864,035	—	—	3,048,340
Comprehensive income:
Net income	$1,398,992	—	—	—	1,398,992	—	1,398,992
Other comprehensive income:
Unrealized gain on securities net of tax of $12,020	23,333
Less reclassification adjustment for gains included in net income, net of tax of $6,236	(12,103)

Net unrealized gain	11,230	—	—	—	—	11,230	11,230

	$1,410,222

Stock options exercised, including related tax benefit of $23,715 (Note 11)		34,875	25,459	277,256	—	—	302,715

Balance, December 31, 2003		1,725,478	1,259,599	13,243,845	1,476,325	17,718	15,997,487
Comprehensive income:
Net income	$1,313,081	—	—	—	1,313,081	—	1,313,081
Other comprehensive income:
Unrealized loss on securities net of tax of $73,795	(143,250)
Less reclassification adjustment for gains included in net income, net of tax of $1,020	(1,981)

Net unrealized loss	(145,231)	—	—	—	—	(145,231)	(145,231)

	$1,167,850

Balance, June 30, 2004 (Unaudited)		1,725,478	$1,259,599	$13,243,845	$2,789,406	$(127,513)	$17,165,337

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Cash Flows from Operating Activities:
Net income	$1,313,081	$540,023	$1,398,992	$122,145	$656,901
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	142,996	148,086	293,989	233,636	200,953
(Gain) loss on sale of other real estate owned	4,405	—	—	(2,000)	—
Gain on sale of securities available for sale	(3,001)	—	(18,339)	(17,185)	—
Deferred taxes	(66,958)	39,951	(17,077)	168,572	(66,632)
Tax benefit resulting from the exercise of nonqualified stock options	—	23,715	23,715	13,688	—
Net accretion/amortization of investment discount/premium	(81,679)	13,453	21,960	(19,496)	(10,014)
Provision for loan losses	386,000	192,668	478,168	1,596,093	339,710
(Increase) decrease in accrued interest receivable	(73,054)	(113,133)	(129,690)	(43,505)	79,444
(Increase) decrease in other assets	(72,125)	57,291	147,247	(198,185)	(35,388)
Increase in accrued interest payable and other liabilities	115,244	160,596	56,421	55,724	89,383

Net cash provided by operating activities	1,664,909	1,062,650	2,255,386	1,909,487	1,254,357

Cash Flows from Investing Activities:
Net increase in loans	(39,894,553)	(17,257,501)	(21,421,974)	(21,850,218)	(28,555,960)
Net increase in interest bearing deposits at other financial institutions	4,037,597	(806,520)	(6,755,406)	(5,436,000)	(501,000)
Purchase of securities available for sale	(9,022,792)	(10,055,065)	(24,010,789)	(4,000,000)	(4,209,591)
Proceeds from the maturities of securities available for sale	1,056,009	—	3,000,000	1,000,000	4,395,000
Proceeds from the sale of securities available for sale	14,078,675	—	5,047,320	729,729	2,500,000
Purchase of premises and equipment	(49,846)	(34,460)	(101,214)	(1,372,651)	(306,684)

Net cash used in investing activities	(29,794,910)	(28,153,546)	(44,242,063)	(30,929,140)	(26,678,235)

Cash Flows from Financing Activities:
Net increase in deposits	38,834,573	11,684,440	29,762,031	46,087,036	14,088,157
Principal payments on notes payable	(18,958)	(17,657)	(35,953)	(8,600)	—
Proceeds from issuance of common stock	—	2,928,339	3,048,340	—	—
Proceeds from stock options exercised	—	279,000	279,000	66,000	25,000

Net cash provided by financing activities	38,815,615	14,874,122	33,053,418	46,144,436	14,113,157

Increase (decrease) in cash and cash equivalents	10,685,614	(12,216,774)	(8,933,259)	17,124,783	(11,310,721)
Cash and cash equivalents, beginning of period	13,826,928	22,760,187	22,760,187	5,635,404	16,946,125

Cash and cash equivalents, end of period	$24,512,542	$10,543,413	$13,826,928	$22,760,187	$5,635,404

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$1,281,267	$1,674,235	$3,081,044	$3,236,785	$3,942,103
Cash payments for taxes	$772,620	$220,000	$645,000	$64,357	$130,000
Supplemental Disclosure of Noncash Activity
Property acquired through assumption of note payable	—	—	—	$550,000	—
Other real estate sold through issuance of loans	—	—	—	$650,000	—
Other real estate acquired in settlement of loans	—	$228,173	$228,173	—	$648,000

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of and for Periods Ended June 30, 2004 and 2003 is Unaudited)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Business

      Valley Bancorp (the Company) is a bank holding company whose primary subsidiary, Valley Bank, is a Nevada State chartered bank that provides a full range of banking services to commercial and consumer customers through three branches located in Las Vegas, Henderson and Pahrump, Nevada. These entities are collectively referred to herein as the Bank. The Bank’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. Segment information is not presented since all of the Bank’s revenues are attributable to one operating segment.

      The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general industry practices.

      A summary of the significant accounting policies utilized by the Bank is as follows:

Use of estimates in the preparation of financial statements

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation

      During the year ended December 31, 2001, stockholders of Valley Bank exchanged their common stock in Valley Bank for common stock in the newly formed holding Company, Valley Bancorp. The transaction was accounted for based on historical carrying amounts.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Valley Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim financial information

      The information as of and for the periods ended June 30, 2004 and 2003 has not been audited and is presented in a condensed format which does not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The information furnished in these interim statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a recurring nature unless otherwise disclosed. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of our expected results for the full year ending December 31, 2004.

Cash and cash equivalents

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Bank and deposits are reported net.

      The Bank maintains amounts due from banks, which at times may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Bank is required to maintain reserve balances in cash or on deposit with correspondent banks, based on percentage of deposits. The total of those reserve balances was approximately $835,000 and $505,000 at December 31, 2003 and 2002, respectively.

Securities available for sale

      Securities classified as available for sale are equity securities and those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income, net of the related deferred tax effect. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans

      Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

      The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience and peer bank loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

      The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and peer bank loss experience adjusted for qualitative and environmental factors.

      A loan is impaired when it is probable, based on current information and events, the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis (significant nonhomogenous loans) based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Interest and fees on loans

      Interest on loans is recognized over the terms of the loans and is calculated using the effective-interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.

      The Bank determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection.

      All interest accrued, but not collected, for loans that are placed on nonaccrual status or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Bank is generally amortizing these amounts over the contractual life of the loan.

Premises and equipment

      Land is stated at cost. Building, equipment and furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five to ten years for equipment and furniture and fixtures and 40 years for the building.

Other real estate owned

      Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in the valuation allowance are included in other expense.

Transfers of financial assets

      Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

      Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences; and operating loss and tax credit carryforwards and deferred tax

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock option plans

      The Bank has two stock-based compensation plans, which are described more fully in Note 11. The Bank accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Net Income As Reported	$1,313,081	$540,023	$1,398,992	$122,145	$656,901
Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method For All Awards, Net Of Related Tax Effects	(31,081)	(81,023)	(162,992)	(100,145)	(96,901)

Proforma net income	$1,282,000	$459,000	$1,236,000	$22,000	$560,000

Basic earnings per share — As reported	$0.76	$0.34	$0.84	$0.09	$0.46
Basic earnings per share — Pro forma	$0.74	$0.29	$0.74	$0.02	$0.39
Diluted earnings per share — As reported	$0.74	$0.33	$0.81	$0.08	$0.45
Diluted earnings per share — Pro forma	$0.72	$0.28	$0.72	$0.02	$0.38

      The proforma compensation cost was estimated using the minimum value method for options granted with the following assumptions:

	Options Granted in 2003		Options Granted in 2001

	Incentive	Nonqualified	Incentive	Nonqualified
	Stock Options	Stock Options	Stock Options	Stock Options

Fair value per optional share	$4.22	$2.23	$2.97	—
Expected life (years)	10	5	7	—
Risk-free interest rate	4.00%	4.00%	5.34%	—
Dividends rate	None	None	None	—

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings per common share

      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

      Earnings per common share have been computed based on the following:

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Net income	$1,313,081	$540,023	$1,398,992	$122,145	$656,901
Less: Preferred stock dividends	—	—	—	—	—

Net income applicable to common stock	$1,313,081	$540,023	$1,398,992	$122,145	$656,901

Average number of common shares outstanding	1,725,478	1,594,577	1,659,750	1,432,871	1,428,516
Effect of dilutive options	60,024	54,225	56,994	24,164	32,884

Average number of common shares outstanding used to calculate diluted earnings per common share	1,785,502	1,648,802	1,716,744	1,457,035	1,461,400

Basic EPS	$0.76	$0.34	$0.84	$0.09	$0.46
Diluted EPS	$0.74	$0.33	$0.81	$0.08	$0.45

Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Comprehensive income for the years ended December 31, 2003, 2002 and 2001 and for the six months ended June 30, 2004 is reflected in the consolidated statements of stockholders’ equity. Comprehensive income for the six months ended June 30, 2003 was $571,251, which represents the net income for this period of $540,023 and the net change in unrealized gains in securities of $31,228 (net of the tax effect of $16,087).

Off-balance-sheet instruments

      In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Stock split

      On January 15, 2002, the Bank’s Board of Directors approved an 11-for-10 common stock split that reduced the par value of the Bank’s common stock from $0.80 per share to $0.73 per share and resulted in the issuance of 129,711 additional shares. All share and per share information has been retroactively adjusted to reflect this stock split.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments

      Financial Accounting Standards Board (FASB) Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

      Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2003 or 2002. The estimated fair value amounts for 2003 and 2002 have been measured as of their year end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.

      The information in Note 13 should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank’s assets.

      Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank’s disclosures and those of other companies or banks may not be meaningful.

      The following methods and assumptions were used by the Bank in estimating the fair values of its financial instruments:

Cash and cash equivalents and interest-bearing deposits at other financial institutions

      The carrying amounts reported in the balance sheet for cash and due from banks, federal funds sold and interest-bearing deposits at other financial institutions approximate their fair value.

Securities available for sale

      Fair value for securities available for sale are based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Loans

      For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 88% and 77% of the loan portfolio at December 31, 2003 and 2002, respectively. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

      The carrying amounts reported in the balance sheet for accrued interest receivable and payable approximate their fair value.

Deposit liabilities

      The fair value disclosed for demand and savings deposits approximate their carrying amounts, which represent the amount payable on demand. The carrying amount for variable rate certificates of deposit approximate their fair value. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Long-term debt and other borrowed funds

      The carrying amounts in the balance sheets for long-term debt and other borrowed funds approximate their fair value.

Off-balance-sheet instruments

      Fair value for off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

      The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of FIN 45 did not have a significant impact on our financial statements.

Note 2.	Securities Available for Sale

      Carrying amounts and the estimated fair value of securities available for sale have been summarized as follows:

	June 30, 2004

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

U.S. Government Agencies	$11,997,474	—	$(160,935)	$11,836,539
Mortgage-backed Securities	954,658	—	(32,266)	922,392

Total	$12,952,132	—	$(193,201)	$12,758,931

	December 31, 2003

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

U.S. Government Agencies	$18,979,344	$38,236	$(11,391)	$19,006,189

	December 31, 2002

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

U.S. Government Agencies	$3,019,496	$9,830	—	$3,029,326

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Management evaluates the investment portfolio on a quarterly basis to determine if investments have suffered a less than temporary decline in value. As of June 30, 2004 and December 31, 2003, no investments had material continuous losses existing greater than twelve months.

      All securities available for sale as of December 31, 2003 mature in one to five years. There were gross realized gains of $18,339 and $17,185 for the years ended December 31, 2003 and 2002, respectively. There were no realized gains or losses for the year ended December 31, 2001.

Note 3.	Loans

      The composition of the Bank’s loan portfolio was as follows:

		At December 31,
	At June 30,
	2004	2003	2002

Commercial, financial and industrial	$31,712,548	$24,899,966	$26,310,333
Real Estate:
Commercial	94,778,790	65,793,033	50,066,000
Construction, raw land and land development	44,119,138	39,769,746	30,404,000
Residential	4,337,631	4,375,179	6,824,000
Consumer	1,251,575	1,045,075	1,185,000

	176,199,682	135,882,999	114,789,333
Deduct:
Unearned net loan fees	(733,061)	(525,148)	(488,414)
Allowance for loan losses	(1,939,561)	(1,563,112)	(1,221,813)

Net loans	$173,527,060	$133,794,739	$113,079,106

      Changes in the allowance for loan losses were as follows:

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Balance, beginning	$1,563,112	$1,221,813	$1,221,813	$946,929	$721,749
Provision For Loan Losses	386,000	192,668	478,168	1,596,093	339,710
Amounts Recovered (Notes 7)	417,433	2,320	12,654	—	—
Less Amounts Charged Off (Note 7)	(426,984)	(98,941)	(149,523)	(1,321,209)	(114,530)

Balance, ending	$1,939,561	$1,317,860	$1,563,112	$1,221,813	$946,929

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information about impaired and nonaccrual loans as of and for the years ended December 31, 2003, 2002 and 2001 was as follows. There were no impaired or nonaccrual loans as of June 30, 2004.

	December 31,

	2003	2002	2001

Impaired loans with a valuation allowance	$2,162,215	$323,540	$765,412
Impaired loans without a valuation allowance	141,377	141,377	1,499,784

Total impaired loans	$2,303,592	$464,917	$2,265,196

Related allowance for loan losses on impaired loans	$500,000	$104,494	$30,616
Nonaccrual loans	703,593	464,917	2,265,196
Loans past due 90 days or more and still accruing	100,000	71,276	116,427
Average balance during the year on impaired loans (based on quarter-end balances)	2,303,720	1,027,042	2,169,000
Interest income recognized on impaired loans	97,665	31,458	95,062

Note 4.	Premises and Equipment

      The major classes of premises and equipment and the total accumulated depreciation at December 31, 2003 and 2002 were as follows:

	At December 31,

	2003	2002

Land	$1,410,635	$1,410,635
Building and improvements	2,467,874	2,440,625
Equipment	947,357	896,836
Furniture, fixtures and other	590,908	567,464

	5,416,774	5,315,560
Less accumulated depreciation	(959,877)	(665,888)

Total premises and equipment	$4,456,897	$4,649,672

Note 5.	Deposits

      At December 31, 2003 the scheduled maturities of time certificates were as follows:

At December 31,
2003

Six months or less	$15,675,815
Over six months through one year	44,730,796
Over one year through three years	7,859,150
Over three years	125,556

$68,391,317

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Income Tax Matters

      The provision for federal income taxes is comprised of the following for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,

	2003	2002	2001

Current	$724,568	$(96,594)	$163,025
Deferred taxes	(17,077)	168,572	(66,632)

	$707,491	$71,978	$96,393

      The cumulative tax effects of the primary temporary differences that created deferred tax assets and liabilities at June 30, 2004 and December 31, 2003 and 2002 are as follows:

		At December 31,
	At June 30,
	2004	2003	2002

Deferred tax assets:
Allowance for loan losses	$498,000	$367,000	$222,000
Development stage costs	4,000	8,000	13,000
Securities available for sale	65,688	—	—
Other	18,636	17,678	49,601

Total deferred tax assets	586,324	392,678	284,601

Deferred tax liabilities:
Accrual to cash conversion	3,000	4,000	6,000
Premises and equipment	218,000	220,000	183,000
Securities available for sale	—	9,127	3,342
Deferred loan costs	200,000	136,000	80,000

Total deferred tax liabilities	421,000	369,127	272,342

Net deferred tax asset	$165,324	$23,551	$12,259

      The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,

	2003		2002		2001

		Percent of		Percent of		Percent of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Income tax at statutory rate	$737,269	35.0%	$67,943	35.0%	$263,653	35.0%
Increase (decrease) resulting from:
Decrease in valuation allowance on deferred tax assets	—	—	—	—	(159,727)	(21.2)%
Other	(29,778)	(1.4)%	4,035	2.1%	(7,533)	(1.0)%

Total income tax expense	$707,491	33.6%	$71,978	37.1%	$96,393	12.8%

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Commitments and Contingencies

Contingencies

      In December 2003 the Bank reached a settlement in connection with certain loan losses it incurred during the year ended December 31, 2002. The Bank received $300,000 in January 2004. In addition, the terms of the settlement provide for twelve quarterly payments of $20,000 starting April 2004, and a fixed payment of $10,000 on April 1, 2007. The Bank will recognize these payments as recoveries to the allowance for loan losses as they are received.

      In the normal course of business, the Bank is involved in various other legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance-sheet risk

      The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

      The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      A summary of the contract amount of the Bank’s exposure to off-balance-sheet risk as of June 30, 2004 and December 31, 2003 and 2002 is as follows:

		At December 31,
	At June 30,
	2004	2003	2002

Commitments to extend credit, of which approximately 10% and 19% are unsecured at June 30, 2004 and December 31, 2003, respectively	$37,151,000	$29,754,000	$19,858,000
Standby letters of credit, of which approximately 13% and 0% are unsecured at June 30, 2004 and December 31, 2003, respectively	2,176,000	1,000,000	—

	$39,327,000	$30,754,000	$19,858,000

Commitments to extend credit

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Standby letters of credit

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Lease commitments

      In 2001, the Bank entered into a non-cancelable operating lease expiring in five years. The lease includes two renewal option periods for five years each. The agreement requires monthly rental payments of approximately $7,120 for the first year with an escalation clause for the subsequent years.

      Total rental expense from this operating lease for the years ended December 31, 2003, 2002 and 2001 was approximately $87,000, $84,000 and $71,000, respectively. At December 31, 2003, the future annual minimum lease payments under this operating lease are as follows:

At December 31,
Years Ending December 31:	2003

2004	$91,596
2005	94,090
2006	15,754

$201,440

Financial instruments with concentrations of credit risk

Concentration by geographic location

      The Bank makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At December 31, 2003 and 2002, real estate loans accounted for approximately 81% and 76%, respectively of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Bank’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Bank is willing to take. The Bank’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers. Approximately 4% of the Bank’s loan portfolio was unsecured at December 31, 2003 and 2002.

      A substantial portion of the Bank’s customers’ ability to honor their contracts is dependent on the economy in the area. The Bank’s goal is to continue to maintain a diversified loan portfolio which requires the loans to be well collateralized and supported by cash flows.

Employment and severance agreements

      The Bank entered into a three year employment agreement with its president commencing on March 22, 2000. In the event the Bank terminates the employment of the president without cause, or upon change in control of the Bank, the Bank may be liable for a payment as outlined in the employment agreement. The employment agreement was amended in October 2002 to extend the agreement for an additional 3 years, through March 2006. In addition, the Bank entered into severance agreements with three executive officers, whereby upon change in control of the Bank, the Bank may be liable for a payment as outlined in the severance agreements.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Long-term Debt and Other Borrowed Funds

      The Bank has entered into an agreement under which it can purchase up to $3,000,000 of Federal funds. The interest rate charged on borrowings is determined by the lending institution at the time of borrowings. The line is unsecured and the agreement can be terminated by the lending institution at any time. There were no balances outstanding under this agreement at June 30, 2004 or December 31, 2003 or 2002.

      The Bank has also entered into an agreement under which it can obtain short term advances from the Federal Reserve Bank. The interest rate charged on advances is determined by the Federal Reserve Bank at the time of the advances. Advances are collateralized by 60% of certain qualifying commercial real estate loans. Loans available for collateralization totaled approximately $19,817,000 and $12,048,000 at December 31, 2003 and 2002, respectively. The agreement can be terminated by the Federal Reserve Bank at any time. There were no balances outstanding under this agreement at June 30, 2004 or December 31, 2003 or 2002.

      In October 2002, the Bank purchased a building for $1,240,000. In connection with the agreement, the Bank assumed a promissory note from the seller for approximately $550,000. The note is secured by the property and guaranteed by the seller. The note is due in monthly installments of approximately $6,100, including interest at 7.13%, through July 2013. The Bank is subject to a prepayment penalty if the note is paid in full prior to April 2013. The outstanding balance was $505,447 and $541,400 at December 31, 2003 and 2002, respectively.

Note 9.	Regulatory Capital Requirements

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2004 and December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

      As of June 30, 2004 and December 31, 2003, the most recent notification from the FDIC (as of March 31, 2003) categorized Valley Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Valley Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. As of June 30, 2004, Valley Bank meets the minimum ratios to be categorized as adequately capitalized and as of December 31, 2003, Valley Bank meets the minimum ratios to be categorized as well capitalized as set forth in the table below.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Valley Bancorp’s consolidated capital amounts and ratios are substantially the same as those of Valley Bank. Valley Bank’s actual capital amounts and ratios are presented in the following table.

					To be Well
					Capitalized Under
			For Capital Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2004:
Total Capital (to Risk Weighted Assets)	$19,032,000	9.65%	$15,782,000	8.00%	$19,728,000	10.00%
Tier I Capital (to Risk Weighted Assets)	17,092,000	8.66%	7,891,000	4.00%	11,837,000	6.00%
Tier I Capital (to Average Assets)	17,092,000	7.60%	8,993,000	4.00%	11,241,000	5.00%
As of December 31, 2003:
Total Capital (to Risk Weighted Assets)	$17,335,000	11.58%	$11,974,000	8.00%	$14,968,000	10.00%
Tier I Capital (to Risk Weighted Assets)	15,772,000	10.54%	5,987,000	4.00%	8,981,000	6.00%
Tier I Capital (to Average Assets)	15,772,000	8.48%	7,443,000	4.00%	9,304,000	5.00%
As of December 31, 2002:
Total Capital (to Risk Weighted Assets)	$12,349,000	9.99%	$9,892,000	8.00%	$12,365,000	10.00%
Tier I Capital (to Risk Weighted Assets)	11,127,000	9.00%	4,946,000	4.00%	7,419,000	6.00%
Tier I Capital (to Average Assets)	11,127,000	7.66%	5,809,000	4.00%	7,261,000	5.00%

      Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank’s stockholders’ equity and allowance for loan losses to be at least 6% of the average of the Bank’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $10,365,000 and $8,117,000 of the Bank’s stockholders’ equity was restricted at December 31, 2003 and 2002, respectively.

Note 10.	Transactions with Related Parties

      The Bank has had and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non related parties.

      Aggregate loan transactions with related parties during the years ended December 31, 2003 and 2002 were as follows:

	2003	2002

Balance, beginning	$2,942,626	$2,538,139
New loans	592,114	1,484,200
Repayments	(257,083)	(1,079,713)

Balance, ending	$3,277,657	$2,942,626

      None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to related parties that were considered classified loans at December 31, 2003 and 2002.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Stock Option Plans

      During the year ended December 31, 2000, the Bank adopted an Incentive Stock Option Plan and a Nonqualified Stock Option Plan (the “Plans”) under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans, as amended in 2002, allow for the granting of 210,000 incentive and 90,000 nonqualifying options as those terms are defined in the Internal Revenue Code.

      The Plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than ten years and an exercise price not less than the fair market value of the stock on the date of grant.

      A summary of stock option activity for the years ended December 31, 2003, 2002 and 2001 follows:

	2003		2002		2001

	Incentive	Nonqualifying	Incentive	Nonqualifying	Incentive	Nonqualifying
	Stock Options	Stock Options	Stock Options	Stock Options	Stock Options	Stock Options

Outstanding options, beginning of period	165,000	38,500	165,000	46,750	122,995	49,500
Granted	45,000	40,000	—	—	42,005	—
Exercised	—	(34,875)	—	(8,250)	—	(2,750)
Forfeited	—	—	—	—	—	—
Expired	—	(3,625)	—	—	—	—

Outstanding options, end of period	210,000	40,000	165,000	38,500	165,000	46,750

Options exercisable, end of period	139,797	40,000	82,198	38,500	49,198	38,500

Available to grant, end of period	—	4,125	45,000	40,500	—	2,063

Weighted-average exercise price:
Outstanding options, end of period	$9.38	$12.50	$8.39	$8.00	$8.39	$8.00
Options granted, during the period	$13.00	$12.50	—	—	$9.54	—
Options exercised, during the period	—	$8.00	—	$8.00	—	$8.00
Options expired, during the period	—	$8.00	—	—	—	—
Options exercisable, end of period	$8.19	$12.50	$8.62	$8.00	$8.00	$8.00
Weighted-average expiration (in years)	7.8	5.0	7.0	0.1	8.0	1.1

      All incentive options granted during the year ended December 31, 2003 expire ten years after the date of grant and have exercise prices of $13.00. All nonqualified options granted during the year ended December 31, 2003 expire five years after the date of grant and have exercise prices of $12.50.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Incentive stock options vest and become exercisable over a period of five years and nonqualified stock options are immediately exercisable upon grant.

      Incentive stock options outstanding at December 31, 2003 are further summarized as follows:

		Remaining	Number
	Number of	Contract	Exercisable at
Exercise Price	Options	Life	December 31, 2003

$8.00	122,995	7	122,995
$9.54	42,005	8	16,802
$13.00	45,000	10	—

      There were no stock options granted, exercised, forfeited, or expired during the six months ended June 30, 2004.

Note 12.	Employee Benefit Plan

      The Bank has a qualified 401(k) employee benefit plan for all eligible employees. Participants are able to defer between 1% and 100% of their annual compensation to a limit of $12,000. Participants who are at least 50 years of age by the end of the tax year are permitted to make additional “catch-up” contributions up to $2,000. The Bank may match a portion of the employees’ contribution. Total expense was approximately $34,500, $32,500 and $26,500 for the years ended December 31, 2003, 2002 and 2001, respectively.

      The plan also provides a profit sharing component where the Bank can make a discretionary contribution to the plan, which is allocated based on the compensation of eligible employees. The Bank made no discretionary contributions to the plan during the years ended December 31, 2003, 2002 and 2001.

Note 13.	Fair Value of Financial Instruments

      The estimated fair values of the Bank’s financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$4,951,928	$4,952,000	$3,330,187	$3,330,000
Federal funds sold	8,875,000	8,875,000	19,430,000	19,430,000
Interest-bearing deposits at other financial institutions	14,865,406	14,865,000	8,110,000	8,110,000
Securities available for sale	19,006,189	19,006,000	3,029,326	3,029,000
Loans, net	133,794,739	134,076,000	113,079,106	114,850,000
Accrued interest receivable	564,549	565,000	434,859	438,000
Financial liabilities:
Deposits	169,797,685	170,748,000	140,035,654	140,797,000
Accrued interest payable	206,999	207,000	295,945	296,000
Other borrowed funds	505,447	505,000	541,400	541,000

Interest Rate Risk

      The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank’s financial instruments will change when interest

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

Fair value of commitments

      Loan commitments on which the committed fixed interest rate is less than the current market rate were also insignificant at December 31, 2003 and 2002.

Note 14.	Condensed Financial Statements of Parent Company

      The following Valley Bancorp (parent Company only) information should be read in conjunction with the other notes to the consolidated financial statements:

Valley Bancorp Only

Balance Sheets

		December 31,

	June 30, 2004	2003	2002

Assets
Cash and due from banks	$99,463	$161,756	$28,499
Investment in common stock of Valley Bank	16,963,784	15,790,148	11,132,631
Other assets	104,590	48,802	78,538

Total assets	$17,167,837	$16,000,706	$11,239,668

Liabilities and Stockholders’ Equity
Accrued expenses and other liabilities	$2,500	$3,219	$3,458
Stockholders’ equity	17,165,337	15,997,487	11,236,210

Total liabilities and stockholders’ equity	$17,167,837	$16,000,706	$11,239,668

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valley Bancorp Only

Statements of Income

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Operating expenses	$7,997	$6,436	$11,053	$18,997	$58,441
Loss before income taxes and equity in undistributed net income of Valley Bank	(7,997)	(6,436)	(11,053)	(18,997)	(58,441)
Income tax (benefit)	(2,212)	(2,188)	(3,758)	(4,329)	(17,000)

	(5,785)	(4,248)	(7,295)	(14,668)	(41,441)
Equity in undistributed net income of Valley Bank	1,318,866	544,271	1,406,287	136,813	698,342

	$1,313,081	$540,023	$1,398,992	$122,145	$656,901

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valley Bancorp Only

Statements of Cash Flows

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Cash Flows from Operating Activities:
Net income	$1,313,081	$540,023	$1,398,992	$122,145	$656,901
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net (income) of Valley Bank	(1,318,866)	(544,271)	(1,406,287)	(136,813)	(698,342)
Deferred taxes	4,138	500	3,626	3,000	(15,000)
Increase (decrease) in other assets	(59,926)	54,522	49,825	(50,850)	(2,000)
Increase in accrued interest payable and other liabilities	(720)	1,217	(239)	(542)	4,000

Net cash provided by (used in) operating activities	(62,293)	51,991	45,917	(63,060)	(54,441)

Provided by Cash Flows from Investing Activities:
Payments for investment in Valley Bank	—	(3,240,000)	(3,240,000)	—	—
Cash dividends received on investment in Valley Bank	—	—	—	—	55,000

Net cash provided by (used in) investing activities	—	(3,240,000)	(3,240,000)	—	55,000

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	—	2,928,339	3,048,340	—	—
Proceeds from stock options exercised	—	279,000	279,000	66,000	25,000

Net cash provided by financing activities	—	3,207,339	3,327,340	66,000	25,000

Increase in cash and cash equivalents	(62,293)	19,330	133,257	2,940	25,559
Cash and cash equivalents, beginning of period	161,756	28,499	28,499	25,559	—

Cash and cash equivalents, end of period	$99,463	$47,829	$161,756	$28,499	$25,559

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Quarterly Data (Unaudited)

	2004		2003				2002

	Second	First	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	($000’s)
Total interest income	$3,239	$2,823	$2,628	$2,571	$2,476	$2,331	$2,189	$2,330	$2,116	$1,967
Total interest expense	(669)	(643)	(630)	(700)	(819)	(843)	(851)	(826)	(794)	(779)

Net interest income	2,570	2,180	1,998	1,871	1,657	1,488	1,338	1,504	1,322	1,188
Provision for loan losses(1)	(281)	(105)	(172)	(113)	(116)	(77)	(199)	(195)	(1,120)	(82)

Net interest income after provision for loan losses	2,289	2,075	1,826	1,758	1,541	1,411	1,139	1,309	202	1,106
Other income	61	101	80	91	68	57	55	66	45	44
Other expense	(1,301)	(1,231)	(1,213)	(1,222)	(1,169)	(1,121)	(1,129)	(920)	(881)	(842)

Net income before income taxes	1,049	945	693	627	440	347	65	455	(634)	308
Income tax expense	(358)	(323)	(247)	(214)	(129)	(118)	(34)	(155)	217	(100)

Net income	$691	$622	$446	$413	$311	$229	$31	$300	$(417)	$208

Earnings per share:
Basic	$0.40	$0.36	$0.26	$0.24	$0.19	$0.16	$0.02	$0.21	$(0.29)	$0.15
Diluted	$0.39	$0.35	$0.25	$0.24	$0.18	$0.15	$0.02	$0.21	$(0.29)	$0.14

(1)	The significant provision for loan losses in the second quarter of 2002 is due to a charge-off of a significant loan. (See Notes 3 and 7)

Note 16.	Subsequent events (unaudited)

      Subsequent to December 31, 2003, the Company increased the number of authorized common shares from 2,750,000 to 10,000,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fee	$2,186
NASDAQ listing fee	$100,000
NASD filing fee	$5,000
Legal fees and expenses*	$350,000
Accounting fees and expenses*	$75,000
Printing expenses*	$5,500
Miscellaneous*	$5,000
Total Offering Expenses*	$542,686

*	Estimated

Item 14.	Indemnification of Directors and Officers

      The Bylaws of Valley Bancorp provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding to the full extent permitted by the Nevada Revised Statutes (“NRS”). As permitted by the NRS, Valley Bancorp will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The NRS does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Valley Bancorp has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”).

Item 15.	Recent Sales of Unregistered Securities

      (a) Securities Issued Upon Exercise of Stock Options.

      The following shares of common stock were issued within the past three years pursuant to the exercise of stock options under the 1999 Nonqualified Stock Option Plan (the “NQ Plan”):

	Date	Options	Option	Total
Name	Exercised	Exercised	Price	Purchase Price

George Brizendine	1/27/2003	2,750	$8.00	$22,000.00
Mary Hausch	1/27/2003	1,875	$8.00	$15,000.00
Don Hamilton	3/1/2002	2,750	$8.00	$22,000.00
Thomas Krob	1/27/2003	2,750	$8.00	$22,000.00
James McKellar	1/27/2003	2,750	$8.00	$22,000.00
Robert O’Connell	1/27/2003	2,750	$8.00	$22,000.00
Dick Rottman	1/27/2003	2,750	$8.00	$22,000.00
William Snyder	11/15/2002	2,750	$8.00	$22,000.00
Dan Stewart	1/27/2003	2,750	$8.00	$22,000.00
Gary Vause	1/27/2003	2,750	$8.00	$22,000.00
Kenneth Hamilton	6/6/2001	2,500	$8.80	$22,000.00
Chris McKellar	12/5/2002	2,750	$8.00	$22,000.00
Ned Bearden	1/27/2003	2,750	$8.00	$22,000.00
Henry & Margarete Sandstede	1/27/2003	2,750	$8.00	$22,000.00
David Welles	1/27/2003	2,750	$8.00	$22,000.00
John & Sally Wible	1/27/2003	2,750	$8.00	$22,000.00
Ramona Belote	1/27/2003	2,750	$8.00	$22,000.00

      Such shares of common stock were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, and are thus exempted from the registration requirements of such Act by virtue of Rule 701.

      (b) Securities Issued in Regulation A Offering.

      Valley Bancorp offered and sold a total of 252,473 shares of common stock, at a purchase price of $12.50 per share to its existing shareholders and the general public, in an offering conducted under Regulation A promulgated under the Securities Act of 1933. A Regulation A Offering Statement on Form 1-A (File No. 024-10034) was filed with the Securities and Exchange Commission on December 6, 2002. The offering closed effective May 1, 2003.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. See Exhibit Index on page II-5.

      (b) Financial Statement Schedules. All financial schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are either included in the financial information set forth in the Prospectus or are inapplicable and therefore have been omitted.

Item 17.	Undertakings

      (a) The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. That, for the purpose of determining liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-1 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Las Vegas, State of Nevada on August 26, 2004.

VALLEY BANCORP

By: /s/ BARRY L. HULIN

Barry L. Hulin,
President and
Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 26, 2004.

Signature	Capacity

/s/ BARRY L. HULIN Barry L. Hulin	President, Chief Executive Officer and Director (Principal Executive Officer)

DICK HOLTZCLAW* Dick Holtzclaw	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)

GEORGE A. BRIZENDINE* George A. Brizendine	Director

DON HAMILTON* Don Hamilton	Director

MARY HAUSCH* Mary Hausch	Director

THOMAS J. KROB* Thomas J. Krob	Director, Chairman of the Board

JAMES A. MCKELLAR* James A. McKellar	Director, Vice Chairman of the Board

DICK ROTTMAN* Dick Rottman	Director

WILLIAM E. SNYDER* William E. Snyder	Director

DAN STEWART* Dan Stewart	Director

Signature		Capacity

GARY VAUSE* Gary Vause		Director

By:	/s/ BARRY L. HULIN Barry L. Hulin, Attorney-in-Fact*

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Valley Bancorp*
3.2	Bylaws of Valley Bancorp*
5.1	Opinion of Stephens, Gourley & Bywater regarding legality of the securities covered by the Registration Statement*
10.1	1999 Employee Stock Option Plan, as amended*
10.2	Form of 1999 Employee Stock Option Plan Option Agreement*
10.3	1999 Nonqualified Stock Option Plan, as amended*
10.4	Form of 1999 Nonqualified Stock Option Plan Option Agreement*
10.5	Lease Agreement, Pahrump branch office, dated February 1, 2001*
10.6	Employment Agreement between Valley Bancorp and Barry L. Hulin*
10.7	Change in Control Severance Agreement between Valley Bancorp and Steve Gilbert*
10.8	Change in Control Severance Agreement between Valley Bancorp and Dick Holtzclaw*
10.9	Change in Control Severance Agreement between Valley Bancorp and Sue Garland*
10.10	Form of Director Indemnification Agreement*
21.1	The sole subsidiary of the registrant is Valley Bank, a Nevada state-chartered bank*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Legal Counsel (included in legal opinion — filed as Exhibit 5.1)*
24.1	A power of attorney is set forth on the signature page of this Registration Statement*

*	Previously filed